UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-39304

ADEIA INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**84-4734590**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
3025 Orchard Parkway, San Jose, California	**95134**
(Address of Principal Executive Offices)	**(Zip Code)**

(408) 473-2500
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	ADEA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer		☐
Non-accelerated filer	☐	Smaller reporting company		☐
		Emerging growth company		☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2023 was approximately $705,678,144 (based on the closing sale price of the registrant's common stock as reported on The Nasdaq Global Select Market).

The number of shares outstanding of the registrant's common stock as of February 7, 2024 was 107,424,894.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement for the registrant's 2024 Annual Meeting of Stockholders will be filed with the Commission within 120 days after the close of the registrant's 2023 fiscal year and are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

ADEIA INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 10-K (this "Annual Report") contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on information available to the Company as of the date hereof, as well as the Company's current expectations, assumptions, estimates and projections that involve risks and uncertainties. In this context, forward-looking statements often address expected future business, financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "could," "seek," "see," "will," "may," "would," "might," "potentially," "estimate," "continue," "target," similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond the Company's control, and are not guarantees of future results. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the Company's ability to implement its business strategy; the Company's ability to enter into new and renewal license agreements with customers on favorable terms; the Company's ability to retain and hire key personnel; uncertainty as to the long-term value of the Company's common stock; legislative, regulatory and economic developments affecting the Company's business; general economic and market developments and conditions; the Company's ability to grow and expand its patent portfolios; changes in technology and development of new technology in the industries in which the Company operates; the evolving legal, regulatory and tax regimes under which the Company operates; unforeseen liabilities and expenses; risks associated with the Company's indebtedness; the Company's ability to achieve the intended benefits of, and its ability to recognize the tax treatment of, the spin-off of its product business; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, natural disasters and future outbreaks or pandemics, each of which may have an adverse impact on the Company's business, results of operations, and financial condition.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks, uncertainties, and changes in condition, significance, value and effect, including those discussed under the heading "Risk Factors" hereof and other documents we file from time to time with the Securities and Exchange Commission (the "SEC"), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed herein and in ways not readily foreseeable. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report and are based on information currently and reasonably known to us. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report, other than as required by law. Readers are urged to carefully review and consider the various disclosures made in this Annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

PART I

Item 1. Business

Corporate Information

Our principal executive offices are located at 3025 Orchard Parkway, San Jose, California. Our telephone number is 408-473-2500. We maintain a corporate website at www.adeia.com. The reference to our website does not constitute incorporation by reference of the information contained on this website. Adeia and the Adeia logo are trademarks or registered trademarks of Adeia Inc. or its affiliated companies in the U.S. All other company, brand and product names may be trademarks or registered trademarks of their respective companies.

Overview

We (the "Company," "Adeia," "we," "our," and "us") are an innovation incubator and have spent decades investing in advanced research and development to create market-leading technologies for the entertainment, media, consumer electronics, and semiconductor industries. Our innovative solutions touch practically every aspect of consumers' day-to-day interaction with media, consumer electronics and entertainment, enabling our customers to build customized, next-generation solutions for users around the globe. Our commitment to innovation has resulted in a leading intellectual property ("IP") licensing platform in these industries, with a diverse portfolio of media and semiconductor IP. In order to serve an increasingly connected world, we invent, develop, acquire and license fundamental innovations that enhance billions of devices and shape the way millions of people explore and experience entertainment across a variety of platforms.

Ideas are at the heart of our business and are embedded in our name, which means "to license" in Greek. Licensing these ideas is how we go to market – by making our ideas broadly available to the media and semiconductor industries. Our innovations address one of the biggest consumer trends in entertainment today – the massive proliferation of entertainment content and the rapidly changing habits of how consumers are finding, watching and enjoying entertainment.

Our IP licensing platform provides access to innovations that allow our customers, who are some of the largest media, entertainment, consumer electronics, social media and semiconductor companies in the world, to create cutting-edge technology solutions and products. Our engineers and scientists are focused on innovating and creating the most advanced and forward-thinking solutions to help solve challenges facing the media and semiconductor industries. Our internal innovation engine accounts for approximately 85% of our combined patent portfolio and generates ideas that are converted into our powerful IP, which enables fundamental technologies in our target markets.

We have a long history of innovation across a diverse set of applications and technologies and have grown an IP portfolio of approximately 10,950 media and semiconductor patent assets, which are specifically designed to meet the evolving needs of businesses and consumers. Our media portfolio covers fundamental aspects of the entertainment experience across platforms, including how users search, save, stream, discover, consume, personalize and interact with content. Many of our media solutions have become ubiquitous across the industry and are being incorporated into emerging solutions that span new and adjacent markets. Our semiconductor portfolio is comprised of patents and technology know-how that enable the new era in semiconductors, including the next generation of logic and memory semiconductors that are powering the increasing demand for generative artificial intelligence applications. Our semiconductor portfolio generally covers three fundamental technology areas, hybrid bonding (or Direct Bond Interconnect (DBI)), advanced processing nodes, and advanced packaging solutions. Specifically, our portfolio enables us to address the semiconductor market demands of higher bandwidth, improved compute performance and cost management in heterogeneous integration.

Business Separation

In February 2022, Xperi Holding Corporation ("Xperi Hold Co") introduced "Adeia" as the new brand for its IP licensing business. On October 1, 2022, Xperi Hold Co's product business was separated from Xperi Hold Co through a tax-efficient spin-off transaction (the "Separation") and became an independent, publicly-traded company named Xperi Inc. The IP licensing business was retained by Xperi Hold Co, which was renamed Adeia Inc.

Following the Separation, Xperi Inc. became an independent, publicly-traded company, and we retain no ownership interest in Xperi Inc. Xperi Inc.'s historical financial results for periods prior to the Separation are reflected in our consolidated financial statements as discontinued operations for the periods presented. For further details, refer to "Note 9 – *Discontinued Operations*", in Notes to Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K.

Our Strategy

We have adopted a proactive strategy designed to protect and extend our technology and IP. We continue to grow our patent portfolios in size and relevance through ongoing investment in internal innovation, strategic management and targeted acquisitions within our target markets.

We conduct our business primarily by licensing our innovations to leading companies in the broader media and semiconductor industries and companies adopting new technologies that will help drive these industries forward. License arrangements include access to one or more of our foundational IP portfolios and may also include access to some of our industry-leading technologies and proven know-how.

Media Strategy

We invent, develop, and license fundamental innovations that shape the way millions of people explore and experience entertainment and enhance media services that span billions of devices in an increasingly connected world. From TVs to smartphones, in almost any place you can think of, from home to work to on the go, and in all types of entertainment experiences, from Pay-TV to over-the-top (“OTT”) to social media and to the metaverse, managing content and connections in a way that is smart, immersive, and personal is precisely what our innovations do.

Our patented innovations broadly cover all aspects of the entertainment experience, including (i) guidance, (ii) discovery, (iii) search, (iv) recommendations, (v) multi-screen, (vi) personalization, (vii) data analytics, (viii) advertising, (ix) computer vision, (x) content storage and (xi) high-performance computing.


Enabling a Truly Personalized Media Experience
Innovations that Shape How Consumers Explore, Experience, and Enhance Video
Over-the-Top
Interactive Programming Guide
High Performance Computing/ Content Storage
E-Commerce
Ad-Tech
Social
Video on Demand
Multi-screen
DVR
Computer Vision
Search & Recommendations
Voice Interactivity

We license our patented media innovations for use with traditional linear television, both in North America and internationally, as well as in connection with OTT and social media services that provide access to entertainment inside and outside the home on a broad array of devices. We believe the continued growth of video consumption, the evolution of how consumers explore and experience video, and the need for content storage and high-performance computing present new opportunities for us to continue to develop patentable innovations, expand the industries we serve and license additional patent rights.

Semiconductor Strategy

Our semiconductor business invents, develops, and licenses the fundamental technologies that enable the current and next generation devices that we use to watch and enjoy entertainment. We are focused on two emerging technologies, hybrid bonding and advanced processing nodes, both of which address semiconductor market demands for higher bandwidth, improved compute performance and cost management with 2.5 and 3D heterogeneous integration. We license our patented innovations to leading semiconductor companies, and partner with the industry to accelerate the adoption of these technologies. We believe that the multi-generational nature of our DBI platforms will be beneficial to the greater semiconductor sector for years to come.


Hybrid Bonding Enables Improved Functionality
Sensor & Edge Devices
Memory Devices
Computing Devices
Wafer to Wafer Bonding
Die or Wafer to Wafer Bonding
Die to Wafer Bonding
MEMS
Image Sensor
RF
3D DRAM
3D NAND
2.5D Logic (CPU/GPU/ASIC) +Memory
3D Logic + Memory
3D SoC

Recently, we have also launched a co-optimization effort that builds on our core fundamental semiconductor IP. Co-optimization is a holistic approach whereby the circuit design, process design and system design are optimized simultaneously. We believe that co-optimization is necessary given the limitations of Moore's Law and that we are uniquely positioned to capitalize on this need given our existing portfolio of semiconductor technologies.

IP Portfolio Licensing Markets

Our business has a strong foundation of recurring, annual revenue. That revenue is derived from licensing our patent portfolios across multiple markets, including:

- **Multichannel Video Programming Distributors ("MVPD"):** includes cable, satellite and telecommunications television providers that aggregate and distribute linear content over their own networks (MVPDs), as well as television providers that aggregate and stream linear content over broadband networks (virtual MVPDs). Customers typically pay us a monthly per-subscriber fee and include many of the leading MVPDs and virtual MVPDs such as Altice USA (including Optimum), AT&T (including DirecTV and DirecTV Stream), Charter, Comcast (including Sky), Cox, DISH Network (including Sling TV), Google (including YouTube TV), Verizon and Vodafone.

- **OTT Video Service Providers:** includes subscription video-on-demand ("SVOD") and free advertising-supported streaming service (FAST) providers that offer online services and devices that enable internet streaming and downloading of movies, television shows, music and other types of media content, as well as content providers, networks and media companies that provide content directly to consumers through a variety of business models. Customers have typically paid us fixed fees for specified periods of time and include some of the leading media companies and services including DAZN, Google (including YouTube), Starz and Peacock.

- **Consumer Electronics ("CE") Manufacturers:** includes producers of content access points such as smart televisions, streaming media devices, video game consoles, mobile devices, content storage devices and other connected media devices. Our CE licenses are typically structured as license fees based on the number of units licensed, for specified products, in defined territories. Our agreements with some of the larger CE manufacturers generally allow customers to ship an unlimited number of units, provided they pay us fixed fees for specified periods of time. Select customers include Panasonic, Roku, Samsung and TCL.

- **Social Media Companies:** includes social media companies that allow users to stream and upload user-generated content, often leveraging a variety of computer vision technologies. Customers have typically paid us fixed fees for specified periods of time and include several of the leading social media companies.

- **Semiconductors:** includes providers of memory, logic, sensors, and radio frequency ("RF") devices commonly used in electronic products such as mobile phones, laptops, PCs, game consoles and servers. Our agreements with our semiconductor customers can include fixed fees, per-unit fees, milestone based fees, or a combination of these fees. These agreements are typically for specified periods of time, and our customers include Kioxia, Micron, OmniVision, Samsung, SK hynix, Sony, UMC and Western Digital.

We continue to grow our business with several specific opportunities, including:

- **Greater penetration in OTT:** The OTT market is currently experiencing explosive growth. For example, the leading provider of SVOD now has worldwide subscribers in excess of 200 million. While these services have significantly lower ARPUs as compared to traditional Pay-TV, the scale of the overall OTT video market continues to grow and presents an increasingly important licensing opportunity for our business. While we are at a comparatively earlier stage of licensing the key providers in this market, we are confident that the fundamental innovations from our patent portfolios will be similarly relevant to these new and widely-adopted OTT video services.

- **Accelerate the Semiconductor licensing business:** With the rising cost and complexity of developing cutting-edge semiconductor manufacturing processes, the industry is increasingly looking beyond Moore's Law towards advanced packaging and 3D integration technologies. Leveraging the combination of our highly-experienced technologists, scientists and engineers and our advanced research and development ("R&D") labs, we continue to develop industry-leading 3D integration solutions such as hybrid bonding that meet the demand for greater functionality, higher performance and smaller size for the next generation of electronics.

- **Expand into new and adjacent markets:** With the proliferation of media discovery and distribution and computer vision technologies into new and adjacent markets outside of our current MVPD, OTT, and social media markets, new opportunities have emerged for us to leverage our existing IP portfolios to seek license arrangements with many new companies. Some of these new markets include companies that provide advertising technology, automotive, e-commerce, gaming, and music streaming products and services.

- **Expansion of MVPD licensing internationally:** We continue to license MVPDs internationally and have already successfully licensed several leading providers. Licensing unlicensed international MVPD providers presents a significant opportunity for expanding our business.

Research & Development

As demonstrated by our portfolio of industry recognized, widely-deployed, advanced technologies and IP, we have a long track record of innovating in the fields of media and semiconductors. We believe that ongoing investment in R&D is required for us to remain competitive in the markets we serve. Today, we have a collection of world-class talent and strong R&D capabilities. Our ongoing investment in R&D, which is supported by a strong industry network of partners, enables us to create original inventions which shape and anticipate future market trends in markets we serve. We continue to focus our R&D efforts on IP development and next generation technology solutions, including semiconductor hardware research, machine learning, generative AI and advanced algorithm development. Our R&D projects follow a forward-looking technology roadmap and execute a pragmatic technology strategy to position us with a sustainable competitive advantage for decades to come.

Competition

Due to the exclusionary nature of patent rights, we do not compete, in a traditional sense, with other patent holders for patent licensing relationships. Other patent holders do not have the same rights to the inventions and technologies encompassed by our patent portfolio. In any service, device, or piece of equipment that contains IP, the provider or manufacturer may need to obtain licenses from multiple holders of the IP. In licensing our patent portfolios, we compete with other patent holders for a share of the licensing fees that comprise the total potential revenue that is supported by a certain service or product.

Protecting Our Investment

We operate in an industry in which innovation, investment in new ideas and protection of our IP rights are critical for success. We protect our innovations and inventions through a variety of means, including applying for patent protection domestically and internationally. As of December 31, 2023, we held approximately 10,950 patent and patent applications worldwide, including approximately 4,800 United States issued patents and 1,600 patent applications, as well as approximately 3,500 foreign issued patents and 1,050 patent applications. The last of our currently issued patents are set to expire in 2042. From time to time, we acquire complementary IP portfolios. Our criteria for patent acquisitions include: compatibility with our existing portfolios, the number and jurisdiction of patent assets, the technical and legal strength of the patents, the actual or likely adoption by the industry and the economic value of the inventions.

Litigation

Although we are engaged with and have successfully licensed and transferred our technologies to many companies, some of the companies that use our patented technologies have nonetheless chosen not to enter into license agreements with us. Consequently, we have, at times, initiated litigation to enforce our IP rights and protect our investment. We view litigation as an instrument of last resort, and we use it only when our efforts to reach negotiated licenses have stalled or failed. If we are unable to secure license agreements on favorable terms through negotiations, or if licensees do not comply with the terms of their licenses, we might have to file new litigation to enforce our rights.

Human Capital Resources

The opportunities for our success and growth depend in large part on our ability to attract, develop and retain a talented and engaged workforce. In particular, we are competing for technical talent and we need to offer not only robust and attractive compensation packages but also provide broad opportunities for our employees to make an impact, grow and develop. As of December 31, 2023, we had a talent base consisting of approximately 130 full-time employees, with substantially all of our employees located in the U.S.

To enable our talent to actively contribute to, and have a positive impact on, our overall business and culture, we develop and maintain a set of programs and initiatives. These programs and initiatives include competitive compensation and benefits offerings, company culture initiatives, diversity and inclusion initiatives and goal and performance management. In support of these efforts, our Board of Directors monitors many of these programs and initiatives and provides guidance and feedback as appropriate. Our goal is to provide a work environment that empowers our teams and enables employees to enjoy a healthy and productive work-life balance for themselves, their families and our community.

Our incentives are based on merits, and we have a strong pay-for-performance culture. We benchmark our total rewards annually to ensure our compensation and benefit programs remain competitive with industry peers. Our compensation framework for employees reflects a combination of fixed and variable pay including base salary, bonuses, performance awards and stock-based compensation. We offer competitive employee benefits that are designed to meet or exceed local laws.

We invest in the career growth of our employees by providing a wide range of development opportunities, including face-to-face (where possible), virtual, social and self-directed learning, mentoring, coaching, training and external development. We also conduct annual assessments of employees to identify development needs based on department goals. We believe in the principles of a learning organization and strive to provide continuous educational opportunities for our employees.

We leverage our manager ecosystem to align corporate goals with employee objectives. We have delivered management training and supplementary resources to enable our management community to provide excellent support and guidance to their teams. Employees are encouraged to create and align individual, functional and team-based goals, track performance against goals, write self-evaluations and provide feedback to supervisors or management members.

None of our employees are covered by a collective bargaining agreement or are represented by a labor union. We have not experienced any organized work stoppages, and we consider the relationships with our employees to be positive.

Available Information

Our internet address is www.adeia.com, where we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the investor relations section of our website. The information found on our website is not incorporated into this or any other report we file with or furnish to the SEC.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock.

Risk Factor Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Risks Related to the Separation

- We may not be able to achieve the expected benefits of the Separation, and we may not enjoy the same benefits of diversity, leverage and market reputation that we previously enjoyed as a combined company.

- If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax liability.

- In connection with the Separation, we assumed, and indemnified Xperi Inc. for certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. In addition, Xperi Inc. assumed, and must indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities for which we will be allocated responsibility, and Xperi Inc. may not be able to satisfy its indemnification obligations in the future.

Risks Relating to Our Business Operations

- The success of our IP licensing business is dependent on the strength of our patent portfolios.

- We enter into IP license agreements that have fixed expiration dates and if, upon expiration or termination, we are unable to renew or replace such license agreements on terms favorable to us, our results of operations could be harmed.

- If we fail to protect and enforce our IP rights, contract rights, and our confidential information, our business will suffer.

- If we fail to use adequate mechanisms to protect our technology and IP, or if a court fails to enforce our IP rights, our business will suffer. We cannot be certain that these protection mechanisms can be successfully asserted in the future or will not be invalidated or challenged.

- Due to the nature of our business, we could continue to be involved in a number of costly litigation, arbitration and administrative proceedings to enforce or defend our IP rights and to defend our licensing practices.

- Some of our IP license agreements contain "most favored nations" clauses, which may restrict our ability to offer more competitive terms to other customers in the future.

- We regularly make strategic decisions about our patent portfolios. Although we seek to focus our operations in areas where we see the potential for growth and to divest assets where we see more limited opportunities, dispositions we decide to undertake may involve risks, and the anticipated benefits of such actions may not be realized.

- The structure and timing of our IP license agreements may cause fluctuations in our quarterly or annual financial results.

- Some of our IP license agreements may convert to fully paid-up licenses at the expiration of their terms, or upon the occurrence of certain events, and in such event, we will not receive fees thereafter.

- The long-term success of our business is partially dependent on a royalty-based business model, which is inherently risky.

- A portion of our revenue and cash flow is dependent upon our customers' sales and other factors that are beyond our control or are difficult to forecast.

Risks Related to Financial Matters

- We have significant indebtedness which could adversely affect our financial position.

- Our variable rate indebtedness may expose us to interest rate risk, which could cause our debt costs to increase significantly.

- We may not be able to generate sufficient cash to service our debt obligations.

- Repayment of debt is dependent on cash flow generated by our subsidiaries.

- Changes in, or interpretations of, tax rules and regulations, could adversely affect our effective tax rates and negatively affect our business and financial condition.

- Our ability to use net operating losses to offset future taxable income may be subject to limitations.

Risks Related to Regulatory and Legal Matters

- New governmental regulations, new interpretations of existing laws, including legislative initiatives, or judicial or regulatory decisions regarding IP rights or the internet could cause uncertainties and result in harm to our business.

- Further deterioration of trade relations between the United States and China, other trade conflicts and barriers, economic sanctions, and national security protection policies could limit or prevent existing or potential customers from doing business with us.

Risks Relating to Ownership of our Common Stock

- Our financial and operating results may vary, which may cause the price of our common stock to decline.

- We may not pay dividends or pay dividends at a consistent rate, and any decrease in or suspension of the dividend could cause our stock price to decline.

- Our stock repurchase program could increase the volatility of the price of our common stock, and the program may be suspended or terminated at any time, which may cause the trading price of our common stock to decline.

- Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change of control transaction and depress the market price of our stock.

Risks Related to the Separation

We may not be able to achieve the expected benefits of the Separation, and we may not enjoy the same benefits of diversity, leverage and market reputation that we previously enjoyed as a combined company.

On October 1, 2022, we completed the separation of our product business from our intellectual property ("IP") licensing business, resulting in two independently traded companies: Xperi Inc., the new holding company for the spun-out product business, and Adeia Inc., our company. We undertook the Separation to achieve certain intended benefits including:

- eliminating competing priorities for capital allocation between the product and IP licensing businesses;

- enabling the respective management teams to better focus on strengthening their core businesses and operations;

- enhancing operational flexibility for both businesses, particularly in dealing with suppliers and customers;

- streamlining the investment profiles of both businesses and enhancing their marketability; and

- improving access to talent by allowing each company to capitalize on their distinct cultures and recruitment strategies.

Our business (or portions thereof) has historically benefited from our (and, prior to the Mergers, TiVo Corporation and Xperi Corporation's) operating diversity and purchasing power, as well as opportunities to pursue integrated strategies with our other businesses, including those businesses that were allocated to Xperi Inc. in connection with the Separation. Accordingly, as a result of the Separation and distribution, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets. Additionally, as a result of the Separation and distribution, we may become more susceptible to market fluctuations and other adverse events than if Xperi Inc. had remained part of our organizational structure.

If the Separation does not continue to provide the benefits we intend, there could be a disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our business and impairment of our key customer relationships. Furthermore, we may be more susceptible to market fluctuations and other adverse events.

If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax liability.

The distribution was conditioned on a tax opinion from outside counsel, in form and substance reasonably acceptable to us, substantially to the effect that, among other things, the distribution and certain related transactions will qualify as a tax-free transaction for U.S. federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Code (the "Tax Opinion"). Additionally, we received a private letter ruling from the IRS, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a tax-free transaction for U.S. federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Code (the "IRS Ruling"). The IRS Ruling and the Tax Opinion relied on certain facts, assumptions, and undertakings, and certain representations from us and Xperi Inc., regarding the past and future conduct of both respective businesses and other matters.

The Tax Opinion also relied on the continued validity of the IRS Ruling. Notwithstanding the Tax Opinion and the IRS Ruling, the IRS could determine on audit that the distribution or certain related transactions should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions of the Tax Opinion that are not covered by the IRS Ruling.

If the distribution ultimately is determined to be taxable, then our stockholders that received shares of Xperi Inc. common stock in the distribution would be treated as having received a distribution of property in an amount equal to the fair market value of such shares (including any fractional shares sold on behalf of such stockholder) on the distribution date and could incur significant income tax liabilities, and we would recognize corporate level taxable gain on the distribution in an amount equal to the excess, if any, of the fair market value of Xperi Inc. common stock distributed to our stockholders on the distribution date over our tax basis in such stock. In addition, if certain related transactions, including certain transactions undertaken pursuant to our internal reorganization and business realignment, through which we entered into a series of internal reorganization transactions with Xperi Inc. to align our respective product and IP licensing businesses (the "Internal Reorganization and Business Realignment"), that are intended to qualify for tax-free treatment, fail to qualify for tax-free treatment under U.S. federal, state, local tax and/or foreign tax law, we and Xperi Inc. could incur significant tax liabilities and/or lose significant tax attributes under U.S. federal, state, local and/or foreign tax law.

Even if the distribution otherwise constitutes a tax-free transaction to stockholders under Section 355 of the Code, we may be required to recognize corporate level tax on the distribution and certain related transactions under Section 355(e) of the Code if, as a result of the all-stock merger of equals transaction consummated on June 1, 2020 between TiVo Corporation and Xperi Corporation and their respective consolidated subsidiaries (the "Mergers") or other transactions considered part of a plan with the distribution, there is a 50 percent or greater change of ownership in us or Xperi Inc.

Following the Mergers, and in anticipation of the distribution, we sought and received the IRS Ruling, which included a ruling from the IRS regarding the proper manner and methodology for measuring the common ownership of our stock and the stock of TiVo Corporation and Xperi Corporation for purposes of determining whether there has been a 50 percent or greater change of ownership under Section 355(e) of the Code. The Tax Opinion relied on the continued validity of the IRS Ruling, as well as certain factual representations from us as to the extent of common ownership in the stock of TiVo Corporation and Xperi Corporation immediately prior to the Mergers. Based on the representations made by us as to the common ownership in the stock of TiVo Corporation and Xperi Corporation immediately prior to the Mergers and assuming the continued validity of the IRS Ruling, the Tax Opinion concluded that there was not a 50 percent or greater change of ownership for purposes of Section 355(e) as a result of the Mergers. Notwithstanding the Tax Opinion and the IRS Ruling, the IRS could determine that the distribution or a related transaction should nevertheless be treated as a taxable transaction to us if it determines that any of the facts, assumptions, representations or undertakings provided by us are not correct or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the Tax Opinion that are not covered by the IRS Ruling.

Under the tax matters agreement that we entered into with Xperi Inc. on October 1, 2022 (the "Tax Matters Agreement"), Xperi Inc. is generally obligated to indemnify us against taxes imposed on us that result from the failure of the distribution to qualify for non-recognition treatment for U.S. federal income tax purposes (including any taxes imposed on us due to the application of Section 355(e) to the distribution), to the extent such failure is attributable to actions, events or transactions relating to Xperi Inc. or its affiliates' stock, assets or business, or any breach of Xperi Inc.'s representations, covenants or obligations under the Tax Matters Agreement (or certain other agreements it entered into in connection with the separation and distribution) or any breach by Xperi Inc. or its affiliates of representations made in any representation letter provided in connection with the Tax Opinion.

If the distribution fails to qualify for non-recognition treatment for U.S. federal income tax purposes for certain reasons relating to the overall structure of the Mergers and the distribution, then under the Tax Matters Agreement, we and Xperi Inc. would share the tax liability resulting from such failure in accordance with our relative market capitalizations as of the distribution date (determined based on the average trading prices of each company's stock during the ten trading days beginning on the distribution date).

If the distribution or certain related transactions are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities. As described above, we may be entitled to indemnification from Xperi Inc. under the Tax Matters Agreement for all or a portion of such tax liabilities. However, if Xperi Inc. fails to indemnify us, as required by the Tax Matters Agreement, or if we are required to recognize tax on the distribution or certain related transactions under circumstances where we are not entitled to indemnification, or if such indemnities are not sufficient to satisfy the full amount of such tax, we could be subject to significant tax liability. Even if we ultimately succeed in recovering from Xperi Inc. any amounts that are subject to indemnification, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

In connection with the Separation we assumed, and indemnified Xperi Inc. for, certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. In addition, Xperi Inc. assumed, and must indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities for which we will be allocated responsibility, and Xperi Inc. may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation and distribution agreement, the employee matters agreement, and the tax matters agreement with Xperi Inc., we agreed to assume, and indemnify Xperi Inc. for certain liabilities for uncapped amounts, which could include, among other items, associated defense costs, settlement amounts and judgments. Payments pursuant to these indemnities could be significant and could negatively impact our business.

Third parties could also seek to hold us responsible for any of the liabilities allocated to Xperi Inc., including those related to Xperi Inc.'s business. Xperi Inc. agreed to indemnify us for such liabilities, but such indemnities may not be sufficient to protect us against the full amount of such liabilities. Even if we ultimately succeed in recovering from Xperi Inc. any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Risks Relating to Our Business Operations

The success of our IP licensing business is dependent on the strength of our patent portfolios.

We derive our revenue from patent licenses and technology transfer agreements. The success of our business depends on our ability to continue to develop, acquire, and enforce patents that address the evolving needs of the industries in which our current or future customers operate. We devote significant resources to developing and acquiring such patents and we must continue to do so in the future to remain competitive. Competition for acquiring such patents is intense and there is no assurance that we can continue to acquire such patents on favorable terms or develop such patents in a timely or economical fashion. Furthermore, our patents will expire in the future, the timing of which varies from jurisdiction to jurisdiction. Our current U.S. issued patents expire at various times through the next two decades. Consequently, we need to develop or acquire successful innovations and obtain patents on those innovations, or acquire new patents from third parties, before our current patents expire. Our failure to do so could significantly harm our business, financial position, results of operations, and cash flows.

We enter into IP license agreements that have fixed expiration dates and if, upon expiration or termination, we are unable to renew or replace such license agreements on terms favorable to us, our results of operations could be harmed.

We enter into IP license agreements that have fixed expiration dates. Upon expiration of such agreements, we need to renew or replace these agreements in order to maintain our revenue base. If we are unable to replace the revenue from an expiring license, either through a renewal of such license or with licenses from other customers, our results of operations could be adversely impacted as compared to periods prior to such expiration.

In addition, we may not be able to continue entering into licenses on terms that are favorable to us, which could harm our results of operations. While we have expanded our licensable technology portfolio through internal development and third-party acquisitions, there is no guarantee that these measures will lead to continued revenue. If we fail to continue to do business with our current customers, our business would be materially adversely affected.

Furthermore, a small number of our customers represent a significant percentage of our revenue. For the year ended December 31, 2023, four customers represented 45.4% of aggregate revenue. Agreements with some of these customers do not require any minimum license fees. Consumer demand for our technologies can shift quickly as many of the markets in which we serve are rapidly evolving. As a result, these customers may lose subscribers, which would reduce our revenue. Accordingly, the possibility that a customer, including a customer that represents a significant portion of our revenue, may reduce or eliminate its use of our technologies, presents a risk to our business.

If we fail to protect and enforce our IP rights, contract rights, and our confidential information, our business will suffer.

We rely primarily on a combination of license, development and nondisclosure agreements and other contractual provisions, as well as IP laws, to protect our technology and IP. If we fail to protect our technology or IP, including by failing to enforce the terms of our contracts or IP rights through litigation, our customers and others may seek to use our technology and IP without a license or without the payment of license fees, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation.

Others may also develop new technologies that are similar or superior to our technologies, duplicate our technologies or design around our technologies. The growth of our business depends in large part on our ability to secure IP rights in a timely manner, our ability to convince third parties of the applicability of our IP rights to their products and services, and our ability to enforce our IP rights.

We attempt to obtain patent protection for our innovations, and our license agreements typically include both issued patents and pending patent applications. If we fail to file for patents in a timely manner or if the patents issued to us do not cover all of the inventions disclosed in our patent applications, others could use portions of our technology and IP without a license or without the payment of license fees. For example, our business may suffer if we are unable to obtain patent protection in a timely manner from the US Patent and Trademark Office.

If we fail to use adequate mechanisms to protect our technology and IP, or if a court fails to enforce our IP rights, our business will suffer. We cannot be certain that these protection mechanisms can be successfully asserted in the future or will not be invalidated or challenged.

Further, the laws and enforcement regimes of certain countries may not protect our technology and IP to the same extent as do the laws and enforcement regimes of the U.S. In certain jurisdictions we may be unable to protect our technology and IP adequately against unauthorized use, which could adversely affect our business.

At times, we are engaged in disputes regarding the licensing of our IP rights, including matters related to our license fees and other terms of our licensing arrangements. These types of disputes can be asserted by our customers, prospective customers, or by other third parties as part of negotiations with us or in private actions seeking monetary damages or injunctive relief, or in regulatory actions. Any such disputes, regardless of their merit, could be difficult and costly to defend or settle and could adversely impact our revenue. Damages and requests for injunctive relief asserted in disputes like these could be significant and could be disruptive to our business.

Due to the nature of our business, we could continue to be involved in a number of costly litigation, arbitration and administrative proceedings to enforce or defend our IP rights and to defend our licensing practices.

While some companies seek licenses before they commence manufacturing and/or selling products, services or solutions that use our patented inventions, most do not. Consequently, we proactively approach companies and seek to establish license agreements for using our inventions. We expend significant time and effort identifying users and potential users of our inventions and negotiating license agreements with companies, including those that may be reluctant to pay for licenses to our IP. However, if we believe that a third party is required to take a license to our patents in order to manufacture, sell, offer for sale, import or use products and services, we have in the past commenced, and may in the future, commence legal or administrative action against the third party if they refuse to enter into a license agreement with us. In turn, we have faced, and could continue to face, counterclaims and other legal proceedings that claim that our patents are invalid, unenforceable or not infringed. Litigation adversaries have also filed against us, and other third parties may in the future file, validity challenges such as Inter Partes Review proceedings in the USPTO, which can lead to delays of our patent infringement actions as well as potential findings of invalidity. Further, in certain jurisdictions where we may pursue protections of our IP rights, if we are unsuccessful in litigation, we may be liable for the costs of defendants that receive favorable rulings. Given the nature of our business, such proceedings could have a material adverse effect on our business, financial condition, and results of operations.

Some of our IP license agreements contain "most favored nations" clauses, which may restrict our ability to offer more competitive terms to other customers in the future.

Some of our license agreements contain "most favored nation" clauses, which typically provide that if we enter into an agreement with another customer on more favorable terms, we must offer some of those terms to our existing customers. We have entered into a number of license agreements with terms that differ in some respects from those contained in other agreements. These agreements may obligate us to provide different, more favorable, terms to customers, which could, if applied, result in lower revenue or otherwise adversely affect our business, financial condition, and results of operations. While we believe that we have appropriately complied with the most favored nation terms included in our license agreements, these contracts are complex and other parties could reach a different conclusion that, if enforced, could have an adverse effect on our financial condition or results of operations. Disputes over such terms may be costly, difficult and time-consuming to resolve, and could divert our management's attention and resources.

We regularly make strategic decisions about our patent portfolios. Although we seek to focus our operations in areas where we see the potential for growth and to divest assets where we see more limited opportunities, dispositions we decide to undertake may involve risks, and the anticipated benefits of such actions may not be realized.

From time to time, we intend to make strategic decisions about our patent portfolio, whether through a formal portfolio review or opportunistic dispositions. Cost savings expectations of any portfolio review are inherently uncertain and, therefore, we cannot provide assurance that we will achieve any expected or actual cost savings from any such action. Our portfolio review activities may place substantial demands on our management, which could lead to the diversion of management's attention from other business priorities. Any assets that we divest could turn out to be more valuable than we had anticipated, and we may not realize the anticipated benefits of any strategic decision about our patent portfolio.

The structure and timing of our IP license agreements may cause fluctuations in our quarterly or annual financial results.

From time to time, we enter into IP license agreements that include pricing or payment terms that may result in quarter-to-quarter or year-over-year fluctuations in our revenue and cash flows. Further, we recognize both recurring and non-recurring revenue in various periods depending on the timing and content of the contractual arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates - Revenue Recognition." As a result, the effects of these terms may cause our aggregate annual revenue to fluctuate significantly or to grow less rapidly than annual growth in the applicable end market. Additionally, our customers may fail to pay, delay payment of, or underpay what they owe to us under our IP license agreements, which may in turn require us to enforce our contractual rights through legal proceedings, resulting in payment amounts and timing different than expected based on the terms of our license agreements. This also may cause our revenue and cash flows to fluctuate on a quarter-to-quarter or year-over-year basis.

Some of our IP license agreements may convert to fully paid-up licenses at the expiration of their terms, or upon the occurrence of certain events, and in such event we will not receive fees thereafter.

We have entered and may continue to enter into semiconductor IP license agreements that automatically convert to fully paid-up licenses upon expiration of a specified term or upon the occurrence of certain events. We may not receive further fees from customers for any licensed technology under those agreements if they convert to fully paid-up licenses because such customers will be entitled to continue using some, if not all, of the relevant IP or technology under the terms of the license agreements without further payment, even if relevant patents or technologies are still in effect. If we cannot find another source of fees to replace the fees from these license agreements converting to fully paid-up licenses, our results of operations following such conversion would be materially adversely affected.

The long-term success of our business is partially dependent on a royalty-based business model, which is inherently risky.

The long-term success of our business is partially dependent on royalties paid to us by customers. Fees under our licenses may be based upon, among other things, the number of subscribers for Pay-TV, a per-unit sold basis, or a fixed quarterly or annual amount. We are dependent upon our ability to structure, negotiate, and enforce agreements for the determination and payment of such fees, as well as upon our customers' compliance with their agreements. We face risks inherent in a license-based business model, many of which are outside of our control, such as the following:

- the number of subscribers our Pay-TV customers have;

- the rate of adoption and incorporation of our technology by semiconductor manufacturers, assemblers, foundries, and manufacturers of consumer and communication electronics;

- the demand for products that incorporate our licensed technology;

- the cyclicality of supply and demand for products using our licensed technology;

- the impact of economic downturns; and

- the impact of poor financial performance of our customers.

A portion of our revenue and cash flow is dependent upon our customers' sales and other factors that are beyond our control or are difficult to forecast.

A portion of our revenue is dependent on sales by our customers that are outside our control and that could be negatively affected by a variety of factors, including global, regional and/or country-specific economic conditions and/or public health concerns, outbreaks or pandemics, country-specific natural disasters, hostilities, or armed conflicts impacting licensee manufacturing and sales, demand and buying patterns of end users, which are often driven by replacement and innovation cycles, the service life of products incorporating our technologies, competition for our customers' products, supply chain disruptions, and any decline in the sale prices our customers receive for their covered products and services. The foregoing factors are difficult to forecast and could adversely affect both our quarterly and annual operating results and financial condition.

We depend on our customers to continue paying their obligations under their license agreements to provide us cash flow, and our customers may delay, refuse to or be unable to make payments to us due to financial difficulties or otherwise.

Most of our customers sign multi-year agreements with us providing for periodic payments through the term of the agreement. As such, we are dependent upon our customers to make timely payments to provide us with our cash flows. A number of our customers may face severe financial difficulties from time to time, which may result in their inability to make payments to us in a timely manner, or at all. In addition, we have had a history of, and we may in the future experience, customers that delay or refuse to make payments owed to us under IP license or settlement agreements, which may result in us filing lawsuits to enforce our rights. For example, in August and October of 2023, our affiliates filed complaints against X Corporation in the California Superior Court for Santa Clara County and against Shaw Cablesystems G.P. and Shaw Satellite G.P. (together "Shaw") in the United States District Court for the Southern District of New York, respectively, each alleging breach of contract for failure to pay royalties under license agreements. Such lawsuits can require us to devote significant time and resources to enforce our rights. Our customers may also merge with or may shift the manufacture of licensed products to companies that are not currently customers of our technology. This could make the collection process complex, difficult and costly, which could adversely impact our business, financial condition, results of operations and cash flows.

It is difficult for us to verify royalty amounts owed to us under our IP license agreements, and this may cause us to lose revenue.

The terms of our IP license agreements often require our customers to report on the number of subscribers or unit sales on a periodic basis. However, we may have difficulty independently determining whether our customers are reporting such data accurately. In addition, although our license terms generally give us the right to audit books and records of our customers to verify this information, audits can be expensive, time consuming, potentially detrimental to our ongoing business relationships with our customers and, in some cases, may not be cost justified based on our understanding of our customers' businesses.

We face competitive risks in the provision of IP licenses to the industries that we serve, including the entertainment industry and electronic industries.

Due to the exclusionary nature of patent rights, we do not compete, in a traditional sense, with other patent holders for patent licensing relationships. Other patent holders do not have the same rights to the inventions and technologies encompassed by our patent portfolio. However, our future success depends on our ability to establish and maintain licensing relationships with companies in the industries that we currently serve and may enter in the future, including Pay-TV service providers, consumer electronics manufacturers, semiconductor and equipment manufacturers, and the entertainment and electronics businesses.

Our pursuit of acquisitions and divestures may adversely affect our business operations or stock price if we cannot successfully execute our strategies.

We have made several acquisitions and it is our current plan to continue to acquire assets, patents or companies that we believe are strategic to our future business. Acquisitions involve challenges in terms of successful integration of IP, technologies, and employees.

Our future success will depend, in part, upon the ability of our management team to manage any growth effectively, requiring our management to:

- recruit, hire, and train additional personnel;

- implement and improve our operational and financial systems, procedures, and controls;

- maintain our cost structure at an appropriate level based on the revenue and cash we forecast and generate;

- manage multiple concurrent IP development projects; and

- manage operations in multiple time zones with different cultures and languages.

We may not realize the anticipated benefits of the other acquisitions we may complete in the future, and we may not be able to incorporate any acquired IP or technologies with our existing operations, or integrate personnel, systems, processes and operations from the acquired businesses, in which case our business could be harmed.

Financing for future acquisitions may not be available on favorable terms, or at all. If we use our equity securities to fund the acquisition, it may result in significant dilution to our existing stockholders. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to successfully complete any acquisition or divestiture in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

We are exposed to the risks related to international sales and operations.

We derive a portion of our total revenue from operations outside of the United States. Therefore, we face exposure to risks of operating in many foreign countries, including:

- difficulties and costs associated with complying with a wide variety of complex laws, treaties, regulations and compliance requirements;

- unexpected changes in political or regulatory environments;

- earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs;

- exchange controls or other restrictions;

- political and economic instability and trade conflict;

- import and export restrictions and other trade barriers;

- difficulties in maintaining overseas subsidiaries;

- difficulties in obtaining approval for significant transactions; and

- fluctuations in foreign currency exchange rates.

Any one or more of the above factors could adversely affect our international operations and could significantly affect our results of operations, financial condition and cash flows. The results of our operations will be dependent to a large extent upon the global economy. Geopolitical factors such as terrorist activities, armed conflict, global health conditions, outbreaks or pandemics that adversely affect the global economy may adversely affect our operating results and financial condition.

We are also subject to risks associated with compliance with applicable anti-corruption laws, including the Foreign Corrupt Practices Act (FCPA), which generally prohibits companies and their employees and intermediaries from making payments to foreign officials for the purpose of obtaining an advantage or benefits, and requires public companies to maintain accurate books and records and a system of internal accounting controls. Under these laws, companies may be held liable for actions taken by directors, officers, employees, agents, or other partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA or similar laws, governmental authorities could commence an investigation or seek to impose civil and criminal fines and penalties which could have a material adverse effect on our business, results of operations and financial condition.

Our systems, networks and business activities and those of third parties that we utilize in our operations are subject to cybersecurity and stability risks, including information technology system failures, and security breaches.

Despite our provisions for system redundancy and the implementation and integration of security and risk management measures within our internal and external information technology and networking systems, our information technology systems and those of third parties that we utilize in our operations may be subject to security breaches, unauthorized access (malicious or accidental), misuse of information by authorized users, data leaks or unintentional exposure of information, failed processes or other bugs, loss of data, damages from computer viruses or malware, natural disasters, terrorism, telecommunication failures or disruption of service. In addition, our business activities depend on the ability to store and transmit confidential or proprietary information and data securely on our systems and third-party systems and over private, and public networks.

Any compromise of our ability to store or transmit such information and data securely or reliably, and any costs associated with preventing, assessing or eliminating such problems, could harm our business. Our activities are subject to a number of cybersecurity and stability risks:

- our own or licensed encryption and authentication technology, or access or security procedures, may be compromised, breached or otherwise be insufficient to ensure the security of confidential or proprietary information or data, including customer information;

- we could experience damage from unauthorized access, computer viruses, ransomware, system interference or destruction, "denial of service" attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our websites and infrastructure, or cause confidential or proprietary information to be disclosed to a perpetrator, others or the general public;

- hackers could circumvent our integrated risk management processes and security measures and misappropriate our information, or our customers' proprietary information or content, interrupt operations, or jeopardize our licensing arrangements, many of which are contingent on our sustaining appropriate security protections; or

- we could inadvertently disclose confidential or proprietary information.

Each of the foregoing risks also applies to the computer systems of third parties that we rely upon in our operations, including providers of cloud storage and services. The occurrence of any of these or similar events could damage our business, hurt our ability to license IP and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, increase the costs of our ongoing cybersecurity monitoring, protections and enhancements, require us to incur significant expenses to evaluate, address, remediate or resolve such issues and expose us to litigation and other liabilities. Because some of our technologies are intended to inhibit use of or restrict access to our customers' IP, we may become the target of hackers or other persons whose use of, or access to, our customers' IP is affected by our technologies. Also, hackers may, for financial gain or other motives, seek to infiltrate or damage our systems, or obtain sensitive business information or customer information from our systems. Further, the use of artificial intelligence by cybercriminals may increase the frequency and severity of cybersecurity attacks against us or our third-party vendors and clients. We also may be exposed to customer claims, or other liability, in connection with any security breach or inadvertent disclosure. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate and remediate problems caused by such breaches, attacks or failures.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, we may not be able to execute our business strategy effectively.

Our success depends, in large part, on the continued contributions of our key management, IP, sales, marketing, legal and finance personnel, many of whom are highly skilled and would be difficult to replace. None of our senior management or key sales personnel are bound by written employment contracts that require them to remain with us for a specified period. In addition, we do not currently maintain key-person life insurance covering our key personnel or have restrictions on their post-employment ability to solicit our employees, contractors or customers if key personnel voluntarily terminate their employment. The loss of any of our senior management or other key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate. Our future success will depend to a significant extent on the ability of these executives to effectively drive execution of our business strategy, and on the ability of our management team to work together effectively.

Our success also depends on our ability to attract, train and retain highly skilled managerial, sales, marketing, legal and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. Competition for qualified personnel is intense, particularly in the technology industry in which we operate, and we may not be successful in attracting and retaining such personnel. If we fail to attract and retain qualified employees, including internationally, our ability to grow our business could be harmed. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. Some of the companies with which we compete for experienced personnel may be able to offer more attractive terms of employment to potential candidates. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees.

Risks Related to Financial Matters

We have significant indebtedness which could adversely affect our financial position.

As of December 31, 2023, we had $601.3 million of total debt outstanding under our Refinanced Term B Loans. Our Refinanced Term B Loans are guaranteed by us and our wholly-owned material domestic subsidiaries and are secured by substantially all of our and the subsidiary guarantors' assets.

Our indebtedness may:

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

- limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

- require us to use a substantial portion of our cash flow from operations to make debt service payments;

- limit our flexibility to plan for, or react to, changes in our business and industry; and

- increase our vulnerability to the impact of adverse economic and industry conditions.

Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

Our variable rate indebtedness may expose us to interest rate risk, which could cause our debt costs to increase significantly.

As of December 31, 2023, we had $601.3 million of outstanding indebtedness that is subject to floating interest rates. Changes in economic conditions outside of our control could result in higher interest rates, thereby increasing our interest expense and reducing the funds available for capital investment, operations or other purposes. At December 31, 2023, a 1% increase in the effective interest rate on our outstanding debt throughout a one-year period would result in an annual increase in our interest expense of approximately $5.7 million. Any significant increase in our interest expense could negatively impact our results of operations and cash flows and also our ability to pay dividends in the future. If the U.S. Federal Reserve raises its benchmark interest rate through one or more rate hikes, the increases would likely impact the borrowing rate on our outstanding indebtedness and increase our interest expense.

We may not be able to generate sufficient cash to service our debt obligations.

Our ability to make payments on and to refinance our indebtedness will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness when due.

If our cash flows and capital resources are insufficient to timely fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our credit agreement restricts our ability to dispose of assets, use the proceeds from any disposition of assets and refinance our indebtedness. We may not be able to consummate those dispositions or to maximize the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Repayment of debt is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a significant portion of our assets and conduct substantially all of our operations. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Additionally, distributions from our non-U.S. subsidiaries may be subject to foreign withholding taxes and would be subject to U.S. federal and state income tax which could reduce the net cash available for principal and interest payments.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could increase our operating costs and affect our ability to operate our business.

Ensuring that we have adequate internal controls and procedures in place to facilitate the production of accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are continually in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accountants on the effectiveness of our internal control over financial reporting. If we identify areas for further attention or improvement, implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant amount of time to complete. We have in the past identified, and may in the future identify, significant deficiencies in the design and operation of our internal controls, which have been or will in the future need to be remediated.

Finally, in the event we make a significant acquisition, we may face significant challenges in implementing the required processes and procedures in the acquired operations. This could result in an adverse reaction in the financial markets due to investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements.

Changes in, or interpretations of, tax rules and regulations, could adversely affect our effective tax rates and negatively affect our business and financial condition.

We are subject to U.S. federal and state income taxes, as well as taxes in various international jurisdictions. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various jurisdictions where we operate. In preparing our financial statements, we estimate the amount of tax to accrue in each tax jurisdiction. Nevertheless, our effective tax rate may be different than experienced in the past due to numerous factors, including from the passage of new tax laws, changes in the mix of our profitability from state to state and from country to country, the amount of payments from the company's U.S. entities to related foreign entities, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities and changes in accounting for income taxes. Our future effective tax rates could be unfavorably affected by changes in tax rates, tax laws or the interpretation of tax laws, by changes in the amount of pre-tax income derived from countries with high statutory income tax rates, or by changes in our deferred tax assets and liabilities, including changes in our ability to realize our deferred tax assets. Our effective income tax rate could be unfavorably affected by changes in the amount of sales to customers in countries with high withholding tax rates. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of amounts accrued in our financial statements.

Further, U.S. federal, U.S. state, and foreign tax jurisdictions may examine our income tax returns, including income tax returns of acquired companies and acquired tax attributes included therein. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. In making such assessments, we exercise judgment in estimating our provision for income taxes. While we believe our estimates are reasonable, we cannot assure you that the final determination from these examinations will not be materially different from that reflected in our historical income tax provisions and accruals. Any adverse outcome from these examinations may have a material adverse effect on our business and operating results.

For tax years beginning on or after January 1, 2022, the Tax Cuts and Jobs Act of 2017 ("TCJA") eliminated the option to currently deduct research and development expenses and instead requires taxpayers to capitalize and amortize them over five years for research activities performed in the United States and 15 years for research activities performed outside the United States pursuant to IRC Section 174. Although Congress is considering legislation that would repeal or defer this capitalization and amortization requirement, it is not certain that this provision will be repealed or otherwise modified. The new requirement adversely impacts our cash tax liability for 2023, although the negative cash impact is expected to decline annually over the amortization period.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2023, we had U.S. federal and state net operating losses of approximately $2.6 million and $884.7 million, respectively. A portion of the state net operating loss carryforwards will begin to expire, if not utilized, in 2024. Net operating losses that expire unused will be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Act, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. In addition, under Sections 382 and 383 of the Internal Revenue Code (the "Code") and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than fifty-percent (50%) change, by value, in its equity ownership over a three (3)-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited.

We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to utilize our net operating loss carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. In addition, at the state level, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed by us.

If we fail to comply with the laws and regulations relating to payment of income taxes in the various states and foreign jurisdictions in which we do business, we could be exposed to unexpected costs, expenses, penalties and fees as a result of our noncompliance in which case our business could be harmed.

As our business grows and expands, we will continue to do business in an increasing number of states nationally and in new foreign jurisdictions. By engaging in business activities in these states and foreign jurisdictions, we become subject to their various laws and regulations, including the payment of income taxes on revenue generated from activities in those states and foreign jurisdictions.

The laws and regulations governing the payment of income taxes are numerous, complex, and vary among states and foreign jurisdictions. If we fail to comply with these laws and regulations requiring the payment of income taxes in one or more states and foreign jurisdictions where we do business, we could be subject to significant costs, expenses, penalties and fees in which case our business would be harmed.

Our subsidiaries have in the past recorded, and may in the future record, significant valuation allowances on our deferred tax assets, and the recording and release of such allowances may have a material impact on our results of operations.

The need for a valuation allowance requires an assessment of both positive and negative evidence on a jurisdiction-by-jurisdiction basis when determining whether it is more-likely-than-not that deferred tax assets are realizable. In making such assessment, significant weight is given to evidence that can be objectively verified. New facts and circumstances, historic profits or losses, and future financial results may require us to reevaluate our valuation allowance positions which could potentially affect our effective tax rate.

We continue to monitor the likelihood that we will be able to realize our deferred tax assets, including those for which a valuation allowance is recorded. There can be no assurance that we will generate profits in future periods enabling us to fully realize our deferred tax assets. We have applied a valuation allowance on certain state, and foreign deferred tax assets to the extent they are not realizable by utilizing deferred tax liabilities as sources of income. The timing of recording a valuation allowance or the reversal of such valuation allowance is subject to objective factors that cannot be readily predicted in advance. Both the establishment of a valuation allowance and the reversal of a previously recorded valuation allowance may have a material impact on our financial results.

The investment of our cash, cash equivalents and investments in marketable debt and equity securities is subject to risks which may cause losses and affect the liquidity of these investments.

At December 31, 2023, we held approximately $54.6 million in cash and cash equivalents and $29.0 million in short-term investments. Short-term investments typically include various financial securities such as corporate bonds and notes, municipal bonds and notes, commercial paper, treasury and agency notes and bills, and money market funds. Although we invest in high quality securities, ongoing financial events have at times adversely impacted the general credit, liquidity, market and interest rates for these and other types of debt securities. Changes in monetary policy by the Federal Reserve, government fiscal policies, and global economic and market conditions may adversely affect the value of our investment portfolio. We may in the future have a need to sell investments before their maturity dates, which could result in losses on the sale of those investments. The financial market and monetary risks associated with our investment portfolio have had and may in the future have a material adverse effect on our financial condition, results of operations or cash flows.

Risks Related to Regulatory and Legal Matters

New governmental regulations, new interpretations of existing laws, including legislative initiatives, or judicial or regulatory decisions regarding IP rights or the internet could cause uncertainties and result in harm to our business.

Our business relies in part on the uniform and historically consistent application of U.S. patent laws, rules, and regulations. The standards that courts use to interpret patents are not always applied predictably or uniformly and may evolve, particularly as new technologies develop. For example, the Supreme Court of the United States has modified some legal standards applied by the U.S. Patent and Trademark Office in the examination of U.S. patent applications, which may decrease the likelihood that we will be able to obtain patents and may increase the likelihood of challenges to patents we obtain or license. For example, our patents continue to face challenges in the U.S. from Inter Partes Review proceeding before the Patent Trial and Appeal Board. Historically these types of proceedings have a high rate of invalidation of patents, and patents we have asserted in litigation have been and may continue to be invalidated in such proceedings. Additionally, there have been and may be bills introduced in the U.S. Congress relating to patent law that could adversely impact our business depending on the scope of any bills that may ultimately be enacted into law. Some of these changes or potential changes may not be advantageous for us and may make it more difficult to obtain adequate patent protection, or to enforce our patents against parties using them without a license or payment of royalties. These changes or potential changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and the enforcement of our patent rights. In addition, potential changes in the law, such as with respect to patent exhaustion and permissible licensing practices, could have a negative effect on our ability to license our patents and, therefore, on the royalties we can collect. We may be required to reevaluate and modify our licensing practices and strategies in response to such changes and, given the nature of our business, any resulting modifications could have a material adverse effect on our business and financial condition.

Many laws and regulations are pending and may be adopted by the U.S. federal government, individual states and local jurisdictions and other countries with respect to the internet. These laws may relate to many areas that impact our business, including IP rights, privacy and taxation. These types of regulations are likely to differ between countries and other political and geographic divisions. Changes to these laws, or the interpretation thereof, could increase our costs, expose us to increased litigation risk, substantial defense costs and other liabilities or require us or our customers to change business practices. It is difficult to anticipate the impact of current or future laws and regulations on our business. We may have significant expenses associated with staying apprised of and in compliance with local, state, federal, and international legislation and regulation of our business and in presenting the Company's positions on proposed laws and regulations.

Further deterioration of trade relations between the United States and China, other trade conflicts and barriers, economic sanctions, and national security protection policies could limit or prevent existing or potential customers from doing business with us.

The increased trade conflicts between the United States and its major trading partners in recent years, evidenced by trade restrictions such as tariffs, taxes, export controls, economic sanctions, and enhanced policies designed to protect national security, have had and may continue to have adverse impact on our revenue if such policies continue. In particular, our business has been impacted due to increased and ongoing trade conflicts between the United States and China. Further United States government actions to protect domestic economic and security interests could lead to further restrictions or additional or increased conflicts. Moreover, growing trade conflicts and uncertainties may lead to decreased use of foreign-owned technologies in China and other countries, due to efforts by foreign governments and enterprises to find alternative sources of supply, the development of proprietary domestic technologies, and the reduction of reliance on foreign technology sources. Any such conflicts or trends could have a material adverse impact on our revenue. In addition, any failure by us to comply with these complex restrictions, or other restrictions that may be imposed in the future, in the United States or internationally, could subject us to fines and penalties, require changes to our business practices and result in reputational harm.

Risks Relating to Ownership of our Common Stock

Our financial and operating results may vary, which may cause the price of our common stock to decline.

Our quarterly operating results have fluctuated in the past and are likely to do so in the future. Because our operating results are difficult to predict, one should not rely on quarterly or annual comparisons of our results of operations as an indication of our future performance. Factors that could cause our operating results to fluctuate during any period or that could adversely affect our ability to achieve our strategic objectives include those listed in this "Risk Factors" section of this report and the following:

- the consequences of the separation transaction;

- the timing of, and compliance with the terms and conditions for, payment by third parties to us of fees (including royalties) under IP license agreements;

- fluctuations in our royalties caused by the pricing terms of certain of our IP license agreements;

- the amount of our revenue;

- changes in the level of our operating expenses;

- the substantial research and development expenses that we have incurred and will continue to incur in connection with the development of new IP, as well as the uncertainty that such new technologies will generate material revenue for the Company;

- our ability to protect or enforce our IP rights or the terms of our agreements;

- legal proceedings affecting our patents, patent applications or IP license agreements;

- the timing of the introduction of new technologies that replace technologies covered by our IP;

- the timing of establishing new IP license agreements and expiration of existing IP license agreements;

- changes in generally accepted accounting principles including new accounting standards which may materially affect our revenue recognition and the comparability between revenue recognition and cash flow from customer royalties;

- cyclical fluctuations in semiconductor and consumer electronics markets generally;

- supply chain constraints, and attendant effects, including but not limited to increased costs or shipping delays that may impact our customers;

- adverse labor market conditions, and any impacts on our ability to attract and retain qualified personnel;

- inflation and/or changes in central bank interest rate policies;

- expenses related to and the financial impact of possible acquisitions of other businesses and the integration of such businesses;

- expenses related to and the financial impact of the disposition of assets, including post-closing indemnification obligations; and

- adverse changes in the level of economic activity in the U.S. or other major economies in which we do business as a result of the threat of terrorism, military actions taken by the U.S. or its allies, civil unrest, hostilities, global health concerns, outbreaks, pandemics, natural disasters or generally weak and uncertain economic and industry conditions.

Due to fluctuations in our operating results, reports from market and security analysts, litigation-related developments, and other factors including general market conditions, the price at which our common stock will trade may be volatile. In future periods, if our revenue, royalties, cash flows or operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline.

We may not pay dividends or pay dividends at a consistent rate, and any decrease in or suspension of the dividend could cause our stock price to decline.

We anticipate that all dividends and stock repurchases will be paid out of our cash, cash equivalents and short-term investments. The payment of future cash dividends is subject to the final determination by our Board of Directors based on a number of factors, including our earnings, financial condition, actual and forecasted cash flows, capital resources and capital requirements, alternative uses of capital including business combinations, economic condition and other factors considered relevant by management and the Board of Directors. Since July 2020, the Board has declared quarterly cash dividends of $0.05 per share. Any decrease in the amount of the dividend, or suspension or discontinuance of payment of a dividend, could cause our stock price to decline.

Our stock repurchase program could increase the volatility of the price of our common stock, and the program may be suspended or terminated at any time, which may cause the trading price of our common stock to decline.

In June 2020, our Board of Directors authorized a stock repurchase program to repurchase up to $150.0 million of our outstanding shares of common stock dependent on market conditions, share price, and other factors. In April 2021 our Board of Directors authorized an additional $100.0 million of stock repurchases under this program. As of December 31, 2023, the total amount available for repurchase under the plan was $77.8 million. The amount of repurchases under our stock repurchase program will vary depending on various factors. The timing of repurchases is at our discretion and the program may be suspended or discontinued at any time. Any suspension or discontinuation could cause the market price of our stock to decline. The timing of repurchases pursuant to our stock repurchase program could affect our stock price and increase its volatility. There can be no assurance that any stock repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we effected repurchases. Furthermore, we may engage in mergers, acquisitions, or other activity that could result in us reducing or discontinuing share repurchases for a period of time.

Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change of control transaction and depress the market price of our stock.

Various provisions of our certificate of incorporation and bylaws might have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions eliminate cumulative voting in the election of directors, authorize the board to issue "blank check" preferred stock, prohibit stockholder action by written consent, eliminate the right of stockholders to call special meetings, and establish advance notice procedures for director nominations by stockholders and the submission of other proposals for consideration at stockholder meetings. We are also subject to provisions of Delaware law that could delay or make more difficult a merger, tender offer or proxy contest involving our company. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless specific conditions are met. Any of these provisions could have the effect of delaying, deferring or preventing a change in control, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock.

Decreased effectiveness of stock-based compensation could adversely affect our ability to attract and retain employees.

We have historically used stock options, restricted stock grants and other forms of stock-based compensation as key components of employee compensation in order to align employees' interests with the interests of our stockholders, encourage employee retention and provide competitive compensation and benefit packages. We incur significant compensation costs associated with our stock-based compensation programs. Failure to obtain stockholder approval of equity compensation plans or changes to the plans could make it harder or more expensive for us to grant stock-based compensation to employees in the future. As a result, we may find it difficult to attract, retain and motivate employees, and any such difficulty could have a materially adverse impact on our business.

Use of our common stock for future acquisitions may be limited.

Our ability to use common stock for future acquisitions without triggering an ownership change for the purposes of Sections 382 and 383 of the Code will likely be limited for three (3) years following the Mergers. To the extent that we are unable to use our common stock to make future acquisitions, our ability to grow through acquisitions may be limited by the extent to which we are able to raise capital through debt, equity financings or operational growth.

Reliance on internally generated cash or debt to complete acquisitions could substantially limit our operational and financial flexibility. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of any expansion or redirect resources committed to internal purposes. Inability to use our common stock in acquisitions may hinder our ability to actively make future acquisitions and recruit talent through acquisitions and restricts the flexibility in which we can make acquisition bids.

Stock transfer restrictions in our certificate of incorporation may act as an anti-takeover device.

Our certificate of incorporation includes certain transfer restrictions intended to preserve certain of our tax attributes. Such transfer restrictions will apply to future transfers made by 4.91% stockholders, transferees related to a 4.91% stockholder, transferees acting in coordination with a 4.91% stockholder, or transfers that would result in a stockholder becoming a 4.91% stockholder in order to avoid potential limitation of such tax attributes pursuant to Section 382 of the Code. Such transfer restrictions will expire on the earlier of (i) the repeal of Section 382 or any successor statute if our board of directors determines that such restrictions are no longer necessary or desirable for the preservation of certain tax benefits, (ii) the beginning of a taxable year to which our board of directors determines that no tax benefits may be carried forward, (iii) the third anniversary of the Mergers, or (iv) such other date as our board of directors shall fix in accordance with the certificate of incorporation.

The transfer restrictions described above could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a large block of our common stock. This may adversely affect the marketability of our common stock by discouraging existing or potential investors from acquiring our stock or additional shares of our stock. It is also possible that the transfer restrictions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders.

Our certificate of incorporation contains forum limitations for certain disputes between us and our stockholders that could limit the ability of stockholders to bring claims against us and our directors, officers and employees in jurisdictions preferred by stockholders.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative lawsuit brought on our stockholders, (ii) any lawsuit against our current or former directors, officers, employees, stockholders or agents asserting a breach of a duty (including any fiduciary duty) owed by any such current or former director, officer, stockholder, employee or agent to us or our stockholders, (iii) any lawsuit asserting a claim against us or any of our current or former director, officer, employee, stockholder or agent arising out of or relating to any provision of the DGCL, our charter or our bylaws (each, as in effect from time to time), or (iv) any lawsuit asserting a claim against us or any of our current or former director, officer, employee, stockholder or agent governed by the internal affairs doctrine of the State of Delaware. Our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The foregoing forum provisions may prevent or limit a stockholder's ability to file a lawsuit in a judicial forum that it prefers for disputes with us or our directors, officers, employees, stockholders or agents, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions.

In addition, notwithstanding the inclusion of the foregoing forum provisions in the certificate of incorporation, courts may find the foregoing forum provisions to be inapplicable or unenforceable in certain cases that the foregoing forum provisions purport to address, including claims brought under the Securities Act. If this were to occur in any particular lawsuit, we may incur additional costs associated with resolving such lawsuit in other jurisdictions or resolving lawsuits involving similar claims in multiple jurisdictions, all of which could harm our business, results of operations, and financial condition.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management is integrated in our overall risk management program and is based on recognized cybersecurity industry frameworks and standards, including those from the National Institute of Standards and Technology, and the International Organization for Standardization. We use these frameworks, together with information collected from internal assessments, to develop policies and defined procedures for use of our information assets, access to specific intellectual property or technologies, and protection of personal information. We protect these information assets through industry-standard techniques, such as multifactor authentication, malware defenses and zero trust principles. We work with internal stakeholders across the company to integrate foundational cybersecurity principles throughout our organization's operations, including employment of multiple layers of cybersecurity defenses, restricted access based on business need, and integrity of our business information. Throughout the year, we regularly train our employees on cybersecurity awareness and, confidential information protection. We routinely test our employees using simulated phishing attacks. Risks from cybersecurity threats have not materially affected our company, business strategy, results of operations or financial condition; however, we remain subject to cybersecurity risks in the future. See Item 1A. Risk Factors – "Our systems, networks and business activities and those of third parties that we utilize in our operations are subject to cybersecurity and stability risks, including information technology system failures, and security breaches."

We engage third-party assessors to conduct penetration testing and measure our program to industry standard frameworks. We also have standing engagements with incident response experts and external counsel. Our information technology team led by our Vice President of Information Technology (VP of IT) frequently collaborates with industry experts and cybersecurity practitioners at other companies to exchange information about potential cybersecurity threats, best practices, and industry trends.

Our cybersecurity risk management extends to risks associated with our use of third-party service providers. We routinely conduct risk and compliance assessments of third-party service providers that request access to our information assets. We re-asses our third-party vendors in an ongoing basis.

Our cybersecurity risk management is integrated into our comprehensive business continuity program and enterprise risk management. Our information technology team periodically engages with a cross-functional group of subject matter experts and leaders to assess and refine our cybersecurity risk posture and preparedness.

Governance of Cybersecurity Risk Management

The board of directors, as a whole, has oversight responsibility for our strategic and operational risks. The board of directors has delegated to the audit committee the responsibility of reviewing and discussing our risk assessment and risk management practices, including cybersecurity risks, with members of management. The audit committee, in turn, regularly reports on its review with the board of directors.

Management is responsible for day-to-day implementation of risk management strategies and recommends process improvements. Our VP of IT has primary oversight of material risks from cybersecurity threats. Our VP of IT has more than 25 years of experience across various engineering, business and management roles focused on information technology, including roles at global, public companies, as well as across multiple industries including fintech, research, and high tech. Our VP of IT regularly presents updates to the audit committee regarding Company cybersecurity matters and developing industry trends.

We have retained an outside cybersecurity firm for our managed security services, which reports to our VP of IT. The cybersecurity firm has professionals with more than 20 years of experience working in information technology-related roles and degrees in Information Technology, including cybersecurity, Certified in Risk and Information Systems Control (CRISC), and Global Information Assurance Certifications in Security Essentials (GSEC) as an Intrusion Analyst (GCIA). The cybersecurity firm has extensive experience is supporting firms in applied knowledge of information technology governance and security frameworks that include: ISO 27000, NIST, HITRUST, ISC2, ITIL, and COBIT.

Management assesses our cybersecurity readiness through internal assessment tools as well as third-party control tests, vulnerability assessments, audits and regular evaluation against industry standards. We have governance and compliance structures that are designed to elevate issues relating to cybersecurity to management and the audit committee, such as potential threats or vulnerabilities. We also employ various defensive and continuous monitoring techniques using recognized industry frameworks and cybersecurity standards.

Our VP of IT meets with the audit committee quarterly to review our information technology systems and discuss key cybersecurity risks. In addition, our chief financial officer reviews with the audit committee, at least annually, our global enterprise risk management program, which includes cybersecurity risks, and is also reported to the board of directors.

Item 2. Properties

We lease our 62,000 square foot corporate headquarters, which houses our administrative, sales, marketing and research and development facilities, in San Jose, California. We also lease another office building with approximately 5,336 square feet in Burbank, California to house additional administrative, sales, and marketing personnel. Further, we also lease another facility in the Morrisville, North Carolina with approximately 2,737 square feet. We believe that our existing space is adequate for our current operations and that suitable replacement and additional space, to the extent needed, will be available in the future on commercially reasonable terms.

Item 3. Legal Proceedings

In the normal course of our business, we are involved in legal proceedings. In the past, we have litigated to enforce our patents and other intellectual property rights ("IP"), to enforce the terms of license agreements, to protect trade secrets and to defend ourselves against claims of invalidity. We expect to continue to be involved in similar legal proceedings in the future, including proceedings regarding infringement of our patents and proceedings to ensure proper and full payment of royalties by licensees under the terms of our license agreements.

We cannot predict the outcome of any of the proceedings described below, other than to the extent such proceedings have concluded. An adverse decision in any of these proceedings could significantly harm our business and our consolidated financial position, results of operations, and cash flows.

Patent Infringement Litigation

In the ordinary course of our IP licensing business, we engage in litigation to protect our IP from infringement. While litigation is never our preference, and we prefer to reach mutually agreeable commercial licensing arrangements with third parties, it is sometimes a necessary step to effectively protect our investment in our IP. As a result of these lawsuits, defendants have often filed Inter Partes Review ("IPR") petitions with the U.S. Patent Office's Patent Trial and Appeal Board (and other similar post-grant proceedings outside of the U.S.) seeking to invalidate one or more of our patents. We are currently engaged in multiple lawsuits with several third parties.

Videotron Patent Infringement Litigation

On June 23, 2017, Adeia Guides Inc. (formerly known as Rovi Guides, Inc.) and Adeia Media Solutions Inc. (formerly known as TiVo Solutions Inc.) (together, "Adeia Media") filed a patent infringement complaint against Videotron Ltd. and Videotron G.P. (together, "Videotron") in Toronto, Canada, alleging infringement of six patents ("Videotron 1"). On June 10, 2022, the Federal Court of Canada issued its decision in the case finding in favor of Videotron and its legacy "illico" platform. Specifically, the Court found invalid each of the asserted claims related to the four remaining patents involved in the case. In Canada, the prevailing party in patent litigation is entitled to reimbursement of certain of its costs and expenses. Accordingly, we paid $2.5 million for expense reimbursement in the fourth quarter of 2022. On September 12, 2022, Adeia Media filed a notice of appeal with the Federal Court of Appeal of Canada appealing the decision of the Federal Court of Canada. On January 30, 2023, Adeia Media filed its opening memorandum of fact and law. Videotron filed its memorandum of fact and law on April 17, 2023. On November 28, 2023, the Federal Court of Appeal of Canada held a hearing on the appeal and took the matter under reserve. There is no set date for the Federal Court of Appeal of Canada to issue its decision.

On May 21, 2021, Adeia Media filed a patent infringement complaint against Videotron in Toronto, Canada, alleging infringement of four patents ("Videotron 2"). On July 21, 2021, the Federal Court of Canada held a case management conference in Videotron 2, shortly before which Videotron filed a motion to strike various portions of the statement of claim. On March 22, 2022, the Court issued an order on Videotron's motion to strike, dismissing the motion in its entirety. On April 1, 2022, Videotron filed an appeal of the Court's order dismissing Videotron's motion to strike. On June 30, 2022, the Court of Appeal issued its decision in Videotron's appeal in which it ruled in Adeia Media's favor and dismissed Videotron's appeal. Discovery in the case began in August 2022. The trial is scheduled to start on January 13, 2025.

Bell and Telus Patent Infringement Litigation

On January 19, 2018, Adeia Media filed a patent infringement complaint against Bell Canada (and four of its affiliates) (collectively, "Bell") in Toronto, Canada, alleging infringement of six patents ("Bell 1"). On February 2, 2018, Adeia Media filed a patent infringement complaint against Telus Corporation (and two of its affiliates) (collectively, "Telus") in Toronto, Canada, alleging infringement of the same six patents ("Telus 1"). Bell 1 and Telus 1 were heard together for purposes of pre-trial and trial proceedings. On October 7, 2022, the Federal Court of Canada issued its decision in the two cases finding in favor of Bell and Telus and their respective IPTV services, Bell Fibe TV and Telus Optik TV. Specifically, the Court found invalid each of the asserted claims of the four remaining patents involved in the case. In Canada, the prevailing party in patent litigation is entitled to reimbursement of certain of its costs and expenses. Accordingly, we paid $2.8 million for expense reimbursement in the second quarter of 2023. On November 7, 2022, Adeia Media filed a notice of appeal with the Federal Court of Appeal of Canada appealing the decision of the Federal Court of Canada. On June 2, 2023, Adeia Media filed its opening memorandum of fact and law. Bell and Telus filed a combined memorandum of fact and law on August 18, 2023. On November 29, 2023, the Federal Court of Appeal of Canada held a hearing on the appeal and took the matter under reserve. There is no set date for the Federal Court of Appeal to issue its decision.

On July 27, 2021, Adeia Media filed a patent infringement complaint against Bell Canada and four of its affiliates, Telefonaktiebolaget L M Ericsson, Ericsson Canada Inc., and MK Systems USA Inc. and MK Mediatech Canada Inc. (collectively, "Defendants") in Toronto, Canada, alleging infringement of four patents ("Bell 2"). The Defendants filed a motion to strike various portions of the statement of claim in Bell 2. On March 22, 2022, the Court issued an order on Defendants' motion to strike, dismissing-in-part and granting-in-part. On April 1, 2022, the Defendants filed a Notice of Motion to Appeal the Court's order on Defendants' motion to strike. On June 30, 2022, the Court of Appeal issued its decision in Defendants' appeal in which it ruled in Adeia Media's favor and dismissed Defendants' appeal. On September 30, 2022, Defendants filed a motion for bifurcation, asking the Federal Court of Canada to bifurcate the case into two phases: a first phase related to liability and injunction and second phase addressing damages if liability is found. The Court held a hearing on the motion for bifurcation on December 12, 2022. On February 15, 2023, the Court issued an order granting the motion for bifurcation in which the Court bifurcated the liability and injunction phase from the damages quantification phase of the case. Discovery in the case began in November 2022. The trial is scheduled to start on April 28, 2025.

Shaw Breach of Contract Litigation

On October 2, 2023, Adeia Guides Inc., Adeia Media Solutions Inc., and Adeia Media Holdings LLC (collectively, "Adeia Media") filed a complaint against Shaw Cablesystems G.P. and Shaw Satellite G.P. (together "Shaw") in the United States District Court for the Southern District of New York, alleging breach of contract by Shaw for failure to pay royalties owed to Adeia Media under the license agreement between the parties. On January 16, 2024, Shaw submitted a pre-motion letter to the Court requesting leave of the Court to file a motion to dismiss the complaint. On January 19, 2024, Adeia Media submitted a letter to the Court in response to Shaw's pre-motion letter. The Court has yet to rule on Shaw's pre-motion letter. The trial date has not been set.

X Corp. (f.k.a. Twitter) Litigation

On August 7, 2023, Adeia Media LLC ("Adeia Media") filed a complaint against X Corporation ("X Corp.") in California Superior Court for Santa Clara County alleging breach of contract by X Corp. for failure to pay royalties owed to Adeia Media under the patent license agreement between the parties. On October 2, 2023, X Corp. filed its answer to the complaint, asserting a general denial of the allegations and causes of action in the complaint and asserting affirmative defenses. The trial date has not been set.

On November 28, 2023, X Corp. filed a complaint for declaratory judgment of patent noninfringement ("DJ Complaint") in the United States District Court for the Northern District of California against Adeia Inc., Adeia Media LLC and Adeia Guides Inc. (collectively, "Adeia Media") alleging that it had terminated the patent license agreement between the companies and seeking a finding that it does not infringe four Adeia Media patents. On January 16, 2024, Adeia Media filed a motion to dismiss the DJ Complaint for lack of subject matter jurisdiction. The hearing on the motion to dismiss is scheduled for April 9, 2024.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

On June 2, 2020, Xperi Holding Corporation's common stock, par value $0.001 per share, commenced trading on the Nasdaq Global Select Market ("Nasdaq") under the ticker symbol "XPER". Following the separation of Xperi Holding Corporation's product business, and effective at the open of business on October 3, 2022, Adeia Inc.'s shares of common stock began trading on Nasdaq under the new ticker symbol "ADEA".

As of February 7, 2024, there were 107,424,894 outstanding shares of common stock held by 355 stockholders of record. In addition, a substantially greater number of stockholders may be "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

We have historically returned capital to shareholders through cash dividends and stock repurchases. We anticipate that all quarterly dividends and stock repurchases will be paid out of cash, cash equivalents and short-term investments.

Stock Repurchases

On June 12, 2020, our Board of Directors approved a new stock repurchase plan (the "Plan") providing for the repurchase of up to $150.0 million of our common stock dependent on market conditions, share price and other factors. No expiration has been specified for this Plan. On April 22, 2021, our Board of Directors authorized an additional $100.0 million of purchases under the Plan. The stock repurchases may be made from time to time, through solicited or unsolicited transactions in the open market, in privately negotiated transactions, or pursuant to a Rule 10b5-1 plan. There is no guarantee that such repurchases under the program will enhance the value of our stock. There were no repurchases during the year ended December 31, 2023. As of December 31, 2023, the total remaining amount available for repurchase under the Plan was $77.8 million.

Stock Performance Graph

The following graph shows a comparison of total stockholder return for holders of our common stock, the Nasdaq Composite Index, the Russell 2000 Index and the S&P 500 from June 2, 2020 through December 31, 2023. The graph and table assume that $100 was invested on June 2, 2020 in each of our common stock, the Nasdaq Composite Index, the Russell 2000 Index and the S&P 500, and that all dividends were reinvested. The Company's performance through September 30, 2022 has been adjusted to reflect the impact of the separation of the Company's product business, which occurred on October 1, 2022 and is reflected in the table below as a special dividend. This graphic comparison is presented pursuant to Item 201 of Regulation S-K.



	6/2/2020	6/30/2020	9/30/2020	12/31/2020	3/31/2021	6/30/2021	9/30/2021	12/31/2021	3/31/2022	6/30/2022	9/30/2022	12/30/2022	3/31/2023	6/30/2023	9/30/2023	12/31/2023
Adeia Inc.	$100.00	$109.25	$85.05	$154.70	$161.14	$164.62	$139.45	$139.97	$128.20	$106.81	$104.66	$121.72	$113.76	$141.36	$137.12	$159.08
Nasdaq Composite	$100.00	$104.69	$116.23	$134.14	$137.87	$150.95	$150.37	$162.83	$148.00	$114.78	$110.07	$108.93	$127.20	$143.50	$137.58	$156.23
Russell 2000 Index	$100.00	$101.63	$106.31	$139.25	$156.57	$162.92	$155.43	$158.32	$145.97	$120.43	$117.38	$124.19	$127.10	$133.18	$125.87	$142.93
S&P 500..	$100.00	$100.63	$109.16	$121.92	$128.96	$139.49	$139.82	$154.70	$147.05	$122.87	$116.39	$124.63	$133.38	$144.45	$139.19	$154.82

This section is not "soliciting material," is not deemed "filed" with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 ("Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. (Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to promote understanding of the results of operations and financial condition and should be read in conjunction with our consolidated financial statements and notes thereto.

This section of this Form 10-K generally discusses 2023, 2022 and 2021 items and year-to-year comparisons of 2023 against 2022 and of 2022 against 2021. Except otherwise indicated, the year-to-year comparisons and results of operations discussed herein present the results of Adeia Inc. after giving effect to the Separation described herein. The following discussion of our financial condition and results of operations should be read together with the audited consolidated financial statements and notes to the consolidated financial statements included elsewhere in this Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under "Risk Factors" in Part I, Item 1A above.

Business Overview

On October 1, 2022, Adeia Inc. (formerly known as Xperi Holding Corporation) ("Adeia", "we") completed the previously announced separation ("the Separation") of its product business into an independent, publicly-traded company, Xperi Inc. ("Xperi Inc."). The Separation was structured as a spin-off, which was achieved through Adeia's distribution of 100 percent of the outstanding shares of Xperi Inc.'s common stock to holders of Adeia's common stock as of the close of business on the record date of September 21, 2022 (the "Record Date"). Each Adeia stockholder of record received four shares of Xperi Inc. common stock for every ten shares of Adeia common stock that it held on the Record Date. Following the Separation, Adeia retains no ownership interest in Xperi Inc., which is now listed under the ticker symbol "XPER" on the New York Stock Exchange. Effective at the open of business on October 3, 2022, Adeia's shares of common stock, par value $0.001 per share, began trading on the Nasdaq Global Select Market under the new ticker symbol "ADEA".

Following the Separation, we are a leading IP licensing platform in the consumer and entertainment space, with a diverse portfolio of media and semiconductor intellectual property and approximately 10,950 patents and patent applications worldwide. In order to serve an increasingly connected world, we invent, develop, and license fundamental innovations that enhance billions of devices and shape the way millions of people explore and experience entertainment. Through our IP licensing business, we help enable extraordinary experiences at home and on the go for millions of consumers around the world, with IP that helps elevate content and improves how audiences connect with it in a way that is more intelligent, immersive and personal. Through providing the IP that helps to power smart devices, entertainment experiences and more, we have created a unified ecosystem that reaches highly-engaged consumers and uncovered new business opportunities.

Headquartered in Silicon Valley with more than 35 years of operating experience, we have approximately 130 employees, with substantially all of our employees located in the U.S.

Macroeconomic Conditions

The current macroeconomic environment, which has arisen in part from the effects of the COVID-19 pandemic, has had, and may continue to have, an adverse impact on our business. The impact to date has included periods of significant volatility in the markets we serve, in particular the broad consumer electronics market. The current macroeconomic environment has also caused challenges and delays in acquiring new customers and executing license renewals. These factors have negatively impacted our financial condition and results of operations, which may result in an impairment of our long-lived assets, including goodwill, and increased credit losses.

Further, our operations and those of our customers have also been negatively impacted by certain trends arising out of the COVID-19 pandemic and macroeconomic conditions including labor market constraints, shortages of semiconductor components, decreased manufacturing capacities and delays in shipments, product development and product launches. Moreover, United States federal, state and foreign government policies have contributed to a rise of inflation that has increased, and may continue to increase, the cost of our operations and have had, and may continue to have, an adverse effect on demand for our customers' products and services and in turn our licensing revenues, which has had and may continue to have an adverse effect on our financial performance.

Although a significant portion of our revenue is derived from fixed-fee and minimum-guarantee arrangements from large, well-capitalized customers, our per-unit and variable-fee based revenue will continue to be susceptible to global health concerns, outbreaks, pandemics, armed conflict, market volatility, labor shortages, supply chain disruptions, microchip shortages and market downturns.

Key Developments

The accounting requirements for reporting the Separation of Xperi Inc. as a discontinued operation were met when the Separation was completed on October 1, 2022. Accordingly, the financial results of Xperi Inc. for the years ended December 31, 2022 and 2021 are presented as net loss from discontinued operations, net of tax on the Consolidated Statements of Operations. Unless noted otherwise, the discussion of our results of operations pertain to continuing operations.

Additionally, the operating results from continuing operations for all periods presented and those prior to the Separation, include certain general corporate overhead costs that do not meet the requirements to be presented in discontinued operations, although such costs are not reflective of our on-going operations. Such general corporate overhead costs include labor and non-labor costs related to our corporate support functions (e.g., administration, human resources, finance, accounting, tax, information technology, corporate development and legal, among others) that historically provided support to Xperi Inc. prior to the Separation. In addition, discontinued operations excludes the historical intercompany balances and transactions between Adeia and Xperi Inc. that were eliminated in consolidation.

In connection with the Separation, we incurred separation costs of $45.0 million from January 1, 2020 to December 31, 2023. Separation costs primarily consist of third-party advisory, consulting, legal and professional service, IT and employee bonus costs directly related to the Separation, as well as other items that are incremental and one-time in nature. Out of these costs, $28.6 million were incurred prior to the Separation and are included in net loss from discontinued operations, net of tax. The remaining separation costs of $16.4 million were incurred after the Separation and are reflected in continuing operations within operating expenses in our Consolidated Statements of Operations.

Reportable Segments

Upon completion of the Separation, in the fourth quarter of 2022, we changed our organizational structure to operate and report in one segment: IP Licensing. We believe that this structure reflects our current operational and financial management following the completion of the Separation and provides the best structure for us to focus on growth opportunities. Our Chief Executive Officer has been determined to be the Chief Operating Decision Maker ("CODM") in consideration with the authoritative guidance on segment reporting.

We primarily license our innovations to leading companies in the broader media entertainment and semiconductor industries, and those companies developing new technologies that will help drive these industries forward. Licensing arrangements include access to one or more of our foundational patent portfolios and may also include access to some portions of our industry-leading technologies and know-how.

Key Metrics

In evaluating our financial condition and operating performance, we primarily focus on revenue and cash flows from operations. For the year ended December 31, 2023, as compared to the same period in 2022:

- Revenue decreased by $50.1 million, or 11.4%, from $438.9 million in 2022 to $388.8 million in 2023. The decrease was due to the execution of a new, multi-year license agreement with Micron Technology in the first quarter of 2022 and the execution of a long-term license agreement with a leading consumer electronics and OTT service provider in the second quarter of 2022, for which a meaningful portion of the total revenue was recognized in the respective quarters, and in part due to a decline in royalty revenue from certain Pay-TV customers. The decline was partially offset by the execution of two long-term license agreements with Kioxia and Western Digital in the first quarter of 2023 and execution of a long-term renewal contract with Samsung in the third quarter of 2023, covering our media portfolio as it pertains to its mobile devices, for which a portion of revenue was recognized up-front in the respective quarters.

- Recurring revenues decreased by $24.9 million, or 6.8% from $363.6 million in 2022 to $338.7 million in 2023, driven primarily by a decline in royalty revenue from certain Pay-TV customers in Canada.

- Non-recurring revenues decreased by $25.2 million, or 33.5% from $75.3 million in 2022 to $50.1 million in 2023, driven primarily by the execution of a new, multi-year license agreement with Micron Technology in the first quarter of 2022 and the execution of a long-term license agreement with a leading consumer electronics and OTT service provider in the second quarter of 2022, partially offset by the execution of long-term license agreements with Kioxia and Western Digital, respectively, in the first quarter of 2023, and the execution of the long-term renewal of a license agreement with Samsung in the third quarter of 2023.

- Cash provided by operating activities, including discontinued operations, decreased by $30.2 million, or 16.5%, from $183.0 million to $152.8 million. The decrease was primarily due to an increase in unbilled contracts receivable, which resulted from multi-year and long-term license agreements executed during the year.

Results of Operations

Revenue

We derive the majority of our revenue from the licensing of our intellectual property ("IP") rights to customers. For our revenue recognition policy, including descriptions of revenue-generating activities, refer to "Note 4 – *Revenue*" of the Notes to Consolidated Financial Statements. The following table presents our historical operating results for the periods indicated as a percentage of revenue:

	Years ended December 31,		
	2023	**2022**	**2021**
Revenue	100%	100%	100%
Operating expenses:			
Research and development	14	10	10
Selling, general and administrative	25	31	33
Amortization expense	24	22	25
Litigation expense	2	2	1
Total operating expenses	65	65	69
Operating income from continuing operations	35	35	31
Interest expense	(16)	(10)	(10)
Other income and expense, net	1	—	—
Loss on debt extinguishment	—	—	(2)
Income from continuing operations before income taxes	20	25	19
Provision for (benefit from) income taxes	3	(7)	1
Net income from continuing operations	17%	32%	18%

The following table sets forth our revenue by year (in thousands, except for percentages):

	Years Ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	**2022**	**2021**	**Decrease**	**% Change**	**Increase**	**% Change**
Revenue	$388,788	$438,933	$391,212	$(50,145)	(11)%	$47,721	12%

2023 compared to 2022

The decrease in revenue during the year ended December 31, 2023, as compared to the prior year, was primarily attributable to the execution of a new, multi-year license agreement with Micron Technology in the first quarter of 2022 and the execution of a long-term license agreement with a leading consumer electronics and OTT service provider in the second quarter of 2022, for which a meaningful portion of the total revenue was recognized in the respective quarters, and in part due to a decline in royalty revenue from certain Pay-TV customers. The decline was partially offset by the execution of two long-term license agreements with Kioxia and Western Digital in the first quarter of 2023 and execution of a long-term renewal contract with Samsung in the third quarter of 2023, covering our media portfolio as it pertains to its mobile devices, for which a portion of revenue was recognized up-front in the respective quarters.

Recurring revenues for the years ended December 31, 2023 and 2022 were $338.7 million and $363.6 million, respectively. The decrease of $24.9 million was primarily due to a decline in royalty revenue from certain Pay-TV customers in Canada.

Non-recurring revenues for the years ended December 31, 2023 and 2022 were $50.1 and $75.3 million, respectively. The decrease of $25.2 million was primarily due to the execution of a new, multi-year license agreement with Micron Technology in the first quarter of 2022 and the execution of a long-term license agreement with a leading consumer electronics and OTT service provider in the second quarter of 2022, partially offset by the execution of long-term license agreements with Kioxia and Western Digital, respectively, in the first quarter of 2023, and the execution of the long-term renewal of a license agreement with Samsung in the third quarter of 2023.

2022 compared to 2021

The increase in revenue during the year ended December 31, 2022, as compared to the prior year, was primarily due to the recognition of license revenue associated with an IP license agreement with Micron Technology, the execution of a long-term license agreement with a leading consumer electronics and OTT service provider, the renewal of long-term license agreements with two leading social media companies and the renewal of a long-term license agreement with a leading consumer electronics company. Such increases were partially offset by the delay in renewals of media related IP licenses that expired in 2022 and were not renewed until early 2023, as well as non-recurring revenue recognized in 2021 related to certain media IP licensing agreements.

Recurring revenues for the years ended December 31, 2022 and 2021 were $363.6 million and $350.6 million, respectively. The increase of $13.0 million was primarily due to the execution of a long-term license agreement with a leading consumer electronics and OTT service provider offset by a decline in revenue from Pay-TV customers.

Non-recurring revenues for the years ended December 31, 2022 and 2021 were $75.3 million and $40.6 million, respectively. The increase of $34.7 million was primarily due the execution of an IP license agreement with Micron Technology offset by a decline in revenue from releases for past patent infringement.

Research and Development

Research and development expense ("R&D expense") consists primarily of personnel costs, stock-based compensation, outside engineering consulting expenses associated with new IP development, as well as costs related to patent applications and examinations, reverse engineering, materials, supplies and an allocation of facilities costs. All R&D expense is expensed as incurred. We intend to make a continued investment in our R&D efforts because we believe they are essential to grow our patent portfolios to maintain and improve our competitiveness.

	Years Ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	2022	2021	Increase	% Change	Increase	% Change
Research and development......................	$54,264	$44,579	$39,608	$9,685	22%	$4,971	13%

2023 compared to 2022

The increase in R&D expense during the year ended December 31, 2023, as compared to the prior year, was primarily due to an increase in patent prosecution costs associated with an increase in patent filings to grow our patent portfolio, professional services costs and personnel costs as a result of increased headcount.

2022 compared to 2021

The increase in R&D expense during the year ended December 31, 2022, as compared to the prior year, was primarily driven by higher employee-related costs due to increased headcount.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses consist primarily of personnel costs, sales commission, advertising, branding activities, stock-based compensation, professional services, facilities costs, and expenses related to our executive finance, human resource, legal, and information technology organizations.

	Years Ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	2022	2021	Decrease	% Change	Increase	% Change
Selling, general and administrative	$95,226	$135,630	$129,214	$(40,404)	(30)%	$6,416	5%

2023 compared to 2022

The decrease in SG&A expense during the year ended December 31, 2023, as compared to the prior year, was primarily due to a decrease in certain general corporate overhead costs incurred prior to the Separation that did not meet the requirements to be presented in discontinued operations. Such costs are not reflective of our on-going operations and include labor and non-labor costs related to our corporate support functions (e.g., administration, human resources, finance, accounting, tax, information technology, corporate development, legal, among others) that historically provided support to the former product business. The decrease was partially offset by an increase in marketing and advertising expense, professional services costs and personnel costs as a result of increased headcount.

2022 compared to 2021

The increase in SG&A expense during the year ended December 31, 2022, as compared to the prior year, was primarily due to increased stock-based compensation associated with the accelerated vesting of outstanding restricted stock awards upon the separation of a former executive in the first quarter of 2022, an increase in variable compensation, and the incurrence of certain separation related costs upon the consummation of the Separation in the fourth quarter of 2022. The increase was partially offset by decreases in the provision for credit losses, facilities and other related expenses.

Amortization Expense

	Years Ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	**2022**	**2021**	**Decrease**	**% Change**	**Decrease**	**% Change**
Amortization expense..............................	$93,735	$97,077	$98,090	$(3,342)	(3)%	$(1,013)	(1)%

2023 compared to 2022

The decrease in amortization expense during the year ended December 31, 2023, as compared to the prior year, was primarily due to certain intangible assets acquired in prior years, which became fully amortized during 2022. The decrease was partially offset by an increase in amortization expense as a result of patents acquired during the year.

2022 compared to 2021

The decrease in amortization expense during the year ended December 31, 2022, as compared to the prior year, was primarily due to certain intangible assets acquired in prior years, which became fully amortized during the year.

Litigation Expense

	Years Ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	**2022**	**2021**	**Increase**	**% Change**	**Increase**	**% Change**
Litigation expense...................................	$9,333	$8,587	$5,272	$746	9%	$3,315	63%

2023 compared to 2022

The increase in litigation expense during the year ended December 31, 2023, as compared to the prior year, was primarily due to increased legal fees during 2023 as a result of increased case activity, partially offset by a $2.5 million expense related to the Videotron matter and $2.6 million expense related to the Bell and Tellus matter that were each recorded in the second half of 2022. See Part I, Item 3. – Legal Proceedings for additional information regarding these matters.

2022 compared to 2021

The increase in litigation expense during the year ended December 31, 2022, as compared to the prior year, was primarily due to a $2.5 million expense related to the Videotron matter and a $2.6 million expense related to the Bell and Telus matter.

We expect that litigation expense will continue to be a significant portion of our operating expenses, as it is used to enforce and protect our IP and contract rights. Litigation expense may fluctuate between periods because of planned or ongoing litigation, as described in Part I, Item 3 – Legal Proceedings.

Interest Expense

| | Years Ended December 31, | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
	2023	2022	2021	Increase	% Change	Increase	% Change
Interest expense	$62,574	$45,335	$38,973	$17,239	38%	$6,362	16%

2023 compared to 2022

The increase in interest expense during the year ended December 31, 2023, as compared to the prior year, was primarily due to increased interest rates on our variable interest rate debt due to the rising interest rate environment, partially offset by a lower debt balance.

2022 compared to 2021

The increase in interest expense during the year ended December 31, 2022, as compared to the prior year, was primarily due to increased interest rates on our variable interest rate debt due to the rising interest rate environment.

We anticipate interest expense will decrease in 2024, when compared to 2023, as a result of a full year of a lower debt balance and amortization of debt discount and issuance costs.

Other Income and Expense, Net

| | Years Ended December 31, | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
	2023	2022	2021	Increase	% Change	Increase	% Change
Other income and expense, net	$6,320	$2,047	$768	$4,273	209%	$1,279	167%

2023 compared to 2022

The increase in other income and expense, net during the year ended December 31, 2023, as compared to the prior year, was primarily due to an increase in interest income from significant financing components from certain revenue contracts and an increase in realized gain on our investment in marketable securities.

2022 compared to 2021

The increase in other income and expense, net during the year ended December 31, 2022, as compared to the prior year, was primarily due to an increase in interest income from significant financing components from certain revenue contracts executed during the year, partially offset by a decrease in realized loss on marketable investments.

Discontinued Operations

| | Years Ended December 31, | |
	2022	2021
Revenue	$ 366,730	$ 486,484
Operating expenses	784,950	591,700
Operating loss...	(418,220)	(105,216)
Interest expense	(754)	—
Other income and expense, net	62	1,870
Loss before taxes	(418,912)	(103,346)
Provision for income taxes	18,066	23,550
Net loss from discontinued operations, net of tax	(436,978)	(126,896)
Less: net loss attributable to noncontrolling interest..................................	(2,706)	(3,456)
Net loss attributable to discontinued operations..	$ (434,272)	$ (123,440)

As the Separation occurred on October 1, 2022, net loss from discontinued operations, net of tax for the year ended December 31, 2022, includes nine months of Xperi Inc.'s operations compared to a full year in 2021. The decrease in revenue of $119.8 million or 25% during the year ended December 31, 2022, as compared to the prior year, was primarily driven by a decrease in revenue from the Pay-TV and connected car market verticals partially offset by increased revenue from the settlement of a contract dispute with a large mobile imagining customer and increased revenue from the consumer electronics market vertical.

The increase in operating expenses of $193.3 million or 33% during the year ended December 31, 2022, as compared to the prior year, was primarily driven by a goodwill impairment charge of $354.0 million, an increase in R&D costs primarily due to employees hired in connection with business combinations, an increase in separation and related costs, and an increase in variable compensation. The increases were partially offset by decreases in amortization expense due to certain acquired intangible assets reaching the end of their useful lives during 2022 and a decrease in litigation expense due to reduced case activity.

The increase in operating loss of $313.0 million or 297% during the year ended December 31, 2022, as compared to the prior year, was primarily due to the decrease in revenue and the increase in operating expenses during the year ended December 31, 2022 as compared to the prior year as described above.

Loss on Debt Extinguishment

In June 2021, we refinanced the 2020 Term B Loan Facility by, among other things, lowering the interest rate on the debt. Certain lenders of the original loan syndication did not participate in the refinancing. Accordingly, we accounted for the refinancing event for these lenders as a debt extinguishment and recorded, a loss on debt extinguishment of $8.0 million related to the write-off of unamortized debt discount and issuance costs for the portions of the 2020 Term B Loan Facility considered to be extinguished. There were no such costs and expenses in 2023 and 2022. We did not recognize any loss or gain on extinguishment of debt in 2023 and 2022.

Provision for (benefit from) Income Taxes

	Years Ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	2022	2021	Increase	% Change	Decrease	% Change
Provision for (benefit from) income taxes..	$12,604	$(28,620)	$4,828	$41,224	(144)%	$(33,448)	(693)%

For the year ended December 31, 2023, we recorded an income tax expense of $12.6 million on a pretax income from continuing operations of $80.0 million, which resulted in an effective tax rate of 15.8%. The income tax expense of $12.6 million was primarily related to tax on current year income, foreign withholding tax and unrealized foreign exchange loss from prior year South Korea refund claims offset by releases of uncertain tax positions. The increase in income tax expense for the year ended December 31, 2023, as compared to the prior year, was attributable to the impact of the release of certain valuation allowances of $78.7 million for the year ended December 31, 2022.

For the year ended December 31, 2022, we recorded an income tax benefit of $28.6 million on a pretax income from continuing operations of $109.8 million, which resulted in an effective tax rate of (26.1)%. The income tax benefit of $28.6 million was primarily related to the release of certain valuation allowances of $78.7 million, partially offset by tax on current year income, foreign withholding taxes and, unrealized foreign exchange loss from prior year South Korea refund claims. The negative tax rate is the result of a tax benefit recorded against pre-tax income. The decrease in income tax expense for the year ended December 31, 2022, as compared to the prior year, was attributable to the release of valuation allowance.

During the fourth quarter of 2019, we filed a refund claim for foreign taxes previously withheld from licensees in South Korea based on court rulings in South Korea and other business factors. These previously withheld foreign taxes were claimed as a foreign tax credit in the U.S. As a result of the filed and planned refund claims, we recorded a total of $120.3 million and $113.7 million as a noncurrent income tax receivable at December 31, 2023 and 2022, respectively, $64.6 million and $63.6 million as a noncurrent income tax payable at December 31, 2023 and 2022, respectively, and $49.1 million and $42.2 million as a reduction in deferred tax assets at December 31, 2023 and 2022, respectively. Although the refund claim is subject to judicial review, we anticipate we will receive refunds in the amount recorded in the receivable.

The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such an assessment, significant weight is given to evidence that can be objectively verified. After considering both positive and negative evidence to assess the realizability of our net deferred tax assets, we determined that the positive evidence outweighed the negative evidence primarily due to cumulative income from our IP Licensing business on a continuing operations basis and the expectation of sustained profitability in future periods, and concluded that it was more-likely-than-not that we would realize our U.S. federal and certain state deferred tax assets. As a result, during the fourth quarter of 2022, we released the valuation allowance on all the federal deferred tax assets and state deferred tax assets, except for California and certain other states where tax attributes can only be utilized against the income of specific legal entities. The release of the valuation allowance resulted in $86.1 million of tax benefit in the fourth quarter of 2022. We will maintain a full valuation allowance on our foreign deferred tax asset as the expectation of future taxable income is uncertain.

Liquidity and Capital Resources

The following table presents selected financial information related to our liquidity and significant sources and uses of cash and cash equivalents as of and for the years ended December 31, 2023, 2022 and 2021.

The cash flows below are presented on a consolidated basis and therefore, also include $120.7 million of cash and cash equivalents included in current assets of discontinued operations as of December 31, 2021.

	December 31,		
(in thousands, except for percentages)	2023	2022	2021
Cash and cash equivalents	$ 54,560	$ 114,555	$ 201,121
Marketable securities	29,012	—	60,534
Total cash, cash equivalents and marketable securities	$ 83,572	$ 114,555	$ 261,655

	Years Ended December 31,		
	2023	2022	2021
Net cash from operating activities	$ 152,755	$ 183,023	$ 234,789
Net cash used in investing activities	$ (34,488)	$ (2,913)	$ (6,206)
Net cash used in financing activities	$ (178,262)	$ (263,257)	$ (196,245)

Our primary sources of liquidity and capital resources are our operating cash flows and our short-term investments in marketable securities. Cash, cash equivalents and marketable securities were $83.6 million at December 31, 2023, a decrease of $31.0 million from $114.6 million at December 31, 2022. This decrease resulted primarily from $148.0 million in repayment of long-term debt, $11.3 million in repurchases of common stock for tax withholdings on equity awards, $21.3 million in dividends paid, and $6.3 million in purchases of long-lived assets, partially offset by $152.8 million of cash generated from operations and $2.4 million in proceeds from the issuance of common stock under our employee stock grant programs and employee stock purchase plans.

The primary objectives of our investment activities are to preserve principal and to maintain liquidity, while at the same time capturing a market rate of return. To achieve these objectives, we maintain a diversified portfolio of securities including money market funds and debt securities such as corporate bonds and notes, municipal bonds and notes, commercial paper, treasury and agency notes and bills and certificates of deposit. Our marketable debt securities are classified as available-for-sale ("AFS") with credit losses recognized as a credit loss expense and non-credit related unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income or loss. We did not hold any such investments as of December 31, 2022.

We expect to continue to make additional payments on our existing debt from cash generated from operations. Our material cash requirements include the following contractual and other obligations.

Debt

As of December 31, 2023, we had outstanding long-term debt in an aggregate principal amount of $601.3 million, with a minimum of $40.5 million payable within 12 months. Additionally, we are required to make $29.1 million in payments based on the consolidated excess cash flow clause within the debt agreement. The excess cash flow payment has been classified as current portion of long-term debt in the Consolidated Balance Sheet as of December 31, 2023.

Future interest payments associated with the debt, based on current interest rates, total $208.4 million, with $53.4 million payable within 12 months. The interest payments may vary with changes in interest rates, as well as due to reductions of the principal amount. Refer to "Note 11 – *Debt*" of the Notes to Consolidated Financial Statements for additional information on debt obligations and maturities.

Leases

We have lease arrangements for office and research facilities, data centers and office equipment. As of December 31, 2023, fixed lease payment obligations amounted to $9.7 million, with $0.5 million payable within 12 months. Refer to "Note 8 – *Leases*" of the Notes to Consolidated Financial Statements for additional information on lease obligations and maturities.

Guarantee

Prior to the Separation, we and a subsidiary of Xperi Inc. ("Xperi Sub") entered into an agreement (the "Specified Agreement") with a third party pursuant to which we guarantee the performance of Xperi Sub under the Specified Agreement, including its payment obligations to such third party. In connection with the Separation, we and Xperi Sub entered into a separate cross business agreement (the "Cross Business Agreement") effective as of October 1, 2022 under which we agreed to make guarantee payments to Xperi Sub in amounts based on certain of its operating expenses and other minimum performance obligations under the Specified Agreement through 2031. Consequently, on October 1, 2022, we recognized a guarantee liability of $19.7 million which represents the fair value of our projected payments of such operating expenses during the term of the Cross Business Agreement. Subsequent changes to the carrying value of the guarantee are recognized as part of our results of operations. As of December 31, 2023, the balance of the guarantee liability is $18.5 million, including a current portion of $2.4 million. The maximum potential amount of future payments subject to guarantee is approximately $7.5 million per annum between 2023 and 2031.

Other Purchase Obligations

Our other purchase obligations primarily consist of non-cancelable obligations related to advertising, engineering services and internet and telecommunications services. As of December 31, 2023, we had purchase obligations of $3.4 million, including $1.8 million due in 2024, $1.4 million due in 2025, and $0.2 million due thereafter. These purchase obligations represent commitments under enforceable and legally binding agreements and do not represent the entire anticipated purchases in the future. Refer to "Note 16 – *Commitments and Contingencies*" of the Notes to Consolidated Financial Statements for additional detail.

Income Tax Payable

As of December 31, 2023, we had accrued $81.8 million of unrecognized tax benefits in long-term income taxes payable related to uncertain tax positions, which includes an immaterial amount of accrued interest and penalties. At this time, we are unable to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time. If we are successful in receiving our South Korean withholding tax refunds of $120.3 million, including interest and foreign exchange gain, then $64.6 million of unrecognized tax benefit would be payable to the U.S. tax authorities.

In addition to the cash requirements outlined above, we have returned cash to stockholders through both quarterly dividend payments and repurchases of our common stock under our stock repurchase plan.

Quarterly Dividends

In 2023, 2022 and 2021, we paid quarterly dividends of $0.05 per share in each of the March, June, September and December quarterly periods. Our capacity to pay dividends in the future depends on many factors, including our financial condition, results of operations, capital requirements, capital structure, industry practice and other business conditions that the Board of Directors considers relevant. We anticipate that all quarterly dividends will be paid out of cash, cash equivalents and short-term investments in marketable securities.

Stock Repurchase Plan

On June 12, 2020, our Board of Directors terminated a prior stock repurchase program and approved a new stock repurchase plan (the "Plan"), which provides for the repurchase of up to $150.0 million of our common stock dependent on market conditions, share price and other factors. No expiration has been specified for this Plan. On April 22, 2021, our Board of Directors authorized an additional $100.0 million of purchases under the Plan. The stock repurchases may be made from time to time, through solicited or unsolicited transactions in the open market, in privately negotiated transactions, or pursuant to a Rule 10b5-1 plan. Since the inception of the Plan, and through December 31, 2023, we have repurchased an aggregate of approximately 10.0 million shares of common stock at a total cost of $172.2 million at an average price of $17.24. As of December 31, 2023, the total remaining amount available for repurchase under the Plan was $77.8 million.

We may continue to execute authorized repurchases from time to time under the Plan. The amount and timing of any repurchases under the Plan depend on a number of factors, including, but not limited to, the trading price, volume and availability of our common shares. There is no guarantee that such repurchases under the Plan will enhance the value of our common stock.

We believe that based on current levels of operations and anticipated growth, our cash from operations, together with cash and cash equivalents currently available, will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months and thereafter for the foreseeable future. Poor financial results, unanticipated expenses, unanticipated acquisitions of technologies or businesses, or unanticipated strategic investments could give rise to additional financing requirements sooner than we expect. There can be no assurance that equity or debt financing will be available when needed or, if available, that such financing will be on terms satisfactory to us. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness could result in increased debt service obligations and may include covenants that would restrict our operations.

Cash Flows from Operating Activities

Cash flows provided by operations were $152.8 million for the year ended December 31, 2023, primarily due to our net income of $67.4 million being adjusted for non-cash items of depreciation of $1.5 million, amortization of intangible assets of $93.7 million, stock-based compensation expense of $18.1 million, deferred income tax of $11.4 million, amortization of debt issuance costs of $4.3 million and $(43.4) million net change in operating assets and liabilities.

Cash flows provided by operations, including discontinued operations, were $183.0 million for the year ended December 31, 2022, primarily due to our net loss of $298.6 million being adjusted for non-cash items of depreciation of $17.1 million, amortization of intangible assets of $143.2 million, stock-based compensation expense of $52.6 million, and an impairment charge of $354.0 million recognized in the third quarter of 2022 and included as part of discontinued operations for the year ended December 31, 2022.

Cash Flows from Investing Activities

Net cash used in investing activities was $34.5 million for the year ended December 31, 2023, primarily related to purchases of short-term investments in marketable securities of $42.8 million, and purchases of long-lived assets of $6.3 million, partially offset by maturities of marketable securities of $14.7 million.

Net cash used in investing activities, including discontinued operations, was $2.9 million for the year ended December 31, 2022, primarily related to purchases of short-term investments of $4.5 million, and capital expenditures of $12.6 million, partially offset by maturities and sales of securities of $64.8 million.

Capital Expenditures

Our capital expenditures for property and equipment consist primarily of leasehold improvements, purchases of computer hardware and software, information systems, and production and test equipment. During the years ended December 31, 2023 and 2022, we spent $3.8 million and $12.6 million on capital expenditures, respectively, and we expect capital expenditures in 2024 to be approximately $2.5 million. These expenditures are expected to be financed with cash from operations, existing cash and cash equivalents and short-term investments. There can be no assurance that current expectations will be realized, and plans are subject to change upon further review of our capital expenditure needs.

Cash Flows from Financing Activities

Net cash used in financing activities was $178.3 million for the year ended December 31, 2023 principally due to $148.0 million in repayment of indebtedness, $21.3 million in dividends paid, and $11.3 million in repurchases of common stock for tax withholdings on equity awards, partially offset by $2.4 million in proceeds from the issuance of common stock under our employee stock grant programs and employee stock purchase plans.

Net cash used in financing activities, including discontinued operations, was $263.3 million for the year ended December 31, 2022 principally due to $40.5 million in repayment of indebtedness, $20.9 million in dividends paid, $33.2 million in repurchases of common stock, and $183.0 net cash impact of the Separation, partially offset by $14.3 million in proceeds from the issuance of common stock under our employee stock grant programs and employee stock purchase plans.

Long-term Debt

On June 8, 2021, we amended (the "Amendment") that certain Credit Agreement dated June 1, 2020 by and among us, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent (the "2020 Credit Agreement"). The 2020 Credit Agreement initially provided for a five-year senior secured term B loan facility in an aggregate principal amount of $1,050 million (the "2020 Term B Loan Facility"). The Amendment provided for, among other things, (i) a new tranche of term loans (the "Refinanced Term B Loans") in an aggregate principal amount of $810.0 million, (ii) a reduction of the interest rate margin applicable to such loans to (x) in the case of base rate loans, 2.50% per annum and (y) in the case of Eurodollar loans, LIBOR plus a margin of 3.50% per annum, (iii) a prepayment premium of 1.00% in connection with any repricing transaction with respect to the Refinanced Term B Loans within six months of the closing date of the Amendment, (iv) an extension of the maturity to June 8, 2028, and (v) certain additional amendments, including amendments to provide us with additional flexibility under the covenant governing restricted payments. We commenced repaying quarterly installments under the Refinanced Term B Loans in the third quarter of 2021.

On May 30, 2023, we amended the 2020 Credit Agreement to replace the reference to LIBOR as the base rate with the reference to the Secured Overnight Financing Rate "SOFR" as administered by the Federal Reserve Bank of New York. At December 31, 2023, $601.3 million was outstanding under the Refinanced Term B Loans with an interest rate, including unamortized debt discount and issuance costs of $15.6 million. Interest is payable monthly. Under the existing loan agreements, we have future minimum principal payments for our debt of $40.5 million in each year from 2024 through 2027, with the remaining principal balance of $439.3 million due in 2028. After the Separation, we own the debt under the Refinanced B Term Loans. Additionally, we are obligated to pay $29.1 million by April 2024, based on certain leverage ratios and our excess cash flow generated for the year ended December 31, 2023. We are obligated to continue to pay a portion of excess cash flows on an annual basis. The Refinanced Term B Loans contain customary covenants, and as of December 31, 2023, we were in full compliance with such covenants.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We evaluate our estimates based on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates relate to revenue recognition, the assessment of recoverability of goodwill and intangible assets, business combinations, recognition and measurement of deferred income tax assets and liabilities, the assessment of unrecognized tax benefits and others. Actual results could differ from those estimates, and material effects on our operating results and financial position may result.

We believe the following accounting policies and estimates are most critical to understanding our consolidated financial statements. See "Note 2 – *Summary of Significant Accounting Policies*" and "Note 4 – *Revenue*" of the Notes to Consolidated Financial Statements for a full description of our accounting policies.

Revenue recognition

We derive the majority of our revenue from the licensing of our intellectual property ("IP") rights to customers. Generally, revenue is recognized upon transfer of control of the IP rights to customers in an amount that reflects the consideration that we expect to be entitled to in exchange for those IP rights. The primary judgments include identifying the performance obligations in the contract, estimating variable consideration relating to potential future price adjustments as a result of legal contract disputes, estimating quarterly royalties prior to receiving the royalty reports from the licensee, determining standalone selling price and allocating consideration in a contract with multiple performance obligations.

When the uncertainty associated with variable consideration relates to potential future price adjustments as a result of a legal contract dispute, we estimate variable consideration using the expected value method or the most likely amount method, whichever is more appropriate in the circumstances, and consider all available information, including historical data and experience. Estimating variable consideration related to potential future price adjustments requires significant management judgment in evaluating the possible outcomes.

We generally recognize royalty revenue from per-unit or per-subscriber licenses based on units shipped or manufactured or number of subscribers. Revenue is recognized in the period in which the customer's sales or usage are estimated to have occurred. This may result in an adjustment to revenue when actual sales or usage are subsequently reported by the customer, generally in the month or quarter following sales or usage. Estimating a customer's quarterly royalties prior to receiving the royalty reports requires us to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate sales or usage, which could have a material impact on the amount of revenue we report on a quarterly basis.

At times, we enter into long-term license contracts, which may include releases from past patent infringement claims or one or more prospective licenses. In these contracts, we allocate the transaction price between releases for past patent infringement claims and prospective licenses based on their relative standalone selling prices, which requires significant management judgment. In determining the standalone selling price of each performance obligation, we consider such factors as the number of past and projected future subscribers, units shipped, and units manufactured, as well as the per-subscriber or per-unit licensing rates we generally receive from licensees of comparable sizes in comparable markets and geographies. As a release from past patent infringement claims is generally satisfied at execution of the contract, the transaction price allocated to the release from past patent infringement claims is generally recognized in the period the contract is executed. Transaction price allocated to prospective Media IP licenses is recognized ratably over the license term, and transaction price allocated to prospective Semiconductor IP licenses is recognized upon execution of the contract.

Accounting for income taxes

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are used in the calculation of tax credits, tax benefits and deductions and in the calculation of tax assets and liabilities. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We must assess the likelihood that we will be able to realize our deferred tax assets. If realizability is not likely on a more-likely-than-not basis, we must increase our provision for income taxes by recording a valuation allowance against our deferred tax assets. We considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Should there be a change in our ability to recover our deferred tax assets, our provision for income taxes would fluctuate in the period of the change.

We account for uncertain tax positions in accordance with authoritative guidance related to income taxes. The calculation of our unrecognized tax benefits involves dealing with uncertainties in the application of complex tax regulations. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. We record unrecognized tax benefits for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax liabilities are more-likely-than-not, assuming the tax authorities have full knowledge of all relevant information. If we ultimately determine that the tax liabilities are unnecessary, we reverse the liabilities and recognize a tax benefit during the period in which it occurs. This may occur for a variety of reasons, such as the expiration of the statute of limitations on a particular tax return or the completion of an examination by the relevant tax authority. We record an additional charge in our provision for taxes in the period in which we determine that the recorded unrecognized tax benefits are less than the expected ultimate settlement.

Our policy is to classify accrued interest and penalties related to the accrued liability for unrecognized tax benefits in the provision for income taxes. For the years ended December 31, 2023 and 2022, respectively, we did not recognize any significant interest or penalties. See "Note 15 – *Income Taxes*" of the Notes to Consolidated Financial Statements for additional detail.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The primary objectives of our investment activities are to preserve principal and maintain liquidity, while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash, cash equivalents and investments in a variety of securities, which are subject to risks including:

Interest Rate Risk

As of December 31, 2023, we had $601.3 million of outstanding indebtedness that was subject to floating interest rates. Changes in economic conditions outside of our control could result in higher interest rates, thereby increasing our interest expense and reducing the funds available for capital investment, operations or other purposes. At December 31, 2023, a 1% increase in the effective interest rate on our outstanding debt throughout a one-year period would result in an annual increase in our interest expense of approximately $5.7 million. Any significant increase in our interest expense could negatively impact our results of operations and cash flows and also our ability to pay dividends in the future. If the U.S. Federal Reserve raises its benchmark interest rate, any increases would likely impact the borrowing rate on our outstanding indebtedness, and increase our interest expense, comparably.

Investment Risk

We are exposed to market risk as it relates to changes in the market value of our investments in addition to the liquidity and credit-worthiness of the underlying issuers of our investments. Our investments are subject to fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities. Our marketable debt securities, consisting primarily of municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills and certificates of deposit, are classified as available-for-sale securities. As of December 31, 2023, the fair value of our investments classified as marketable securities was $29.0 million. We did not hold investments classified as marketable securities as of December 31, 2022. Unrealized losses, net of tax, on these investments were not material as of December 31, 2023. We did not hold any derivatives, derivative commodity instruments or other similar financial instruments in our portfolio as of December 31, 2023.

Bank Liquidity Risk

As of December 31, 2023, we have approximately $48.8 million of cash in operating accounts that are held with both domestic and international financial institutions, the majority of which is held with high quality domestic financial institutions. These cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors and they are not supported by the government of the jurisdiction where such cash is held. We have not incurred any losses and have had full access to our operating accounts to date. We believe any failures of domestic and international financial institutions could impact our ability to fund our operations in the short term.

Exchange Rate Risk

Our international business is subject to risks, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility when compared to the U.S. dollar. Accordingly, our future results could be materially impacted by changes in these or other factors.

We are also affected by exchange rate fluctuations as the financial statements of our foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and could adversely or positively impact overall profitability. During 2023, the impact of foreign exchange rate fluctuations related to translation of our foreign subsidiaries' financial statements was immaterial to our Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

Our Consolidated Balance Sheets as of December 31, 2023 and 2022, and the related Consolidated Statements of Operations, Equity, Comprehensive Income (Loss) and Cash Flows for each of the years in the three-year period ended December 31, 2023 are set forth in this Annual Report at Item 15(a)(1).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Attached as exhibits to this Form 10-K are certifications of Adeia Inc.'s Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rules 13a-15(e) and 15d-15(e) of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications and should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

Adeia Inc. maintains disclosure controls and procedures that are designed to ensure information required to be disclosed in our reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2023 that our disclosure controls and procedures were effective to provide reasonable assurance that the information relating to Adeia Inc., including our consolidated subsidiaries, required to be disclosed in our reports that are filed or submitted under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Commission's rules and forms, and (ii) is accumulated and communicated to Adeia Inc.'s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Adeia Inc. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Adeia Inc.'s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Adeia Inc.; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Adeia Inc. are being made only in accordance with authorizations of management and directors of Adeia Inc.; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Adeia Inc.'s assets that could have a material effect on the financial statements.

Adeia Inc.'s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, utilizing the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment by Adeia Inc.'s management, we determined that Adeia Inc.'s internal control over financial reporting was effective as of December 31, 2023. The effectiveness of Adeia Inc.'s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 47 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

During the quarterly period ended December 31, 2023, there were no changes to our internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of internal control will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of the controls must be considered relative to their costs. While our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of their effectiveness, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

(a) There is no information that was required to be disclosed in a report on Form 8-K during the fourth quarter of 2023 but was not reported.

(b) In the quarter ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a non-Rule 10b5-1 trading arrangement for the purchase or sale of our securities, within the meaning of Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is hereby incorporated by reference from the information under the captions "Executive Officers," "Election of Directors," "Board and Committees of the Board; Director Independence" and "Delinquent Section 16(a) Reports" that will be contained in the Proxy Statement for our 2024 Annual Meeting of Stockholders (the "Proxy Statement").

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons serving similar functions. The text of our code of business conduct and ethics has been posted on our website at http://www.adeia.com.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference from the information under the captions "Election of Directors," "Compensation Discussion and Analysis," "Compensation of Named Executive Officers" and "Report of the Compensation Committee" that will be contained in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated by reference from the information under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" that will be contained in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions" and "Election of Directors" that will be contained in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference from the information under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" that will be contained in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

	Page Number
(1) *Financial Statements*	
Report of Independent Registered Public Accounting Firm	47
Consolidated Statements of Operations	49
Consolidated Statements of Comprehensive Income (Loss)	50
Consolidated Balance Sheets	51
Consolidated Statements of Cash Flows	52
Consolidated Statements of Equity	53
Notes to Consolidated Financial Statements	54
(2) *Financial Statement Schedule*	
Schedule II: Valuation and Qualifying Accounts for Fiscal Years Ended December 31, 2023, 2022 and 2021	89

(3) *Exhibits*

The exhibits listed on the Exhibit Index preceding the signature page to this Annual Report are filed as part of this Annual Report.

Auditor Firm Id: 238 Auditor Name: PricewaterhouseCoopers LLP Auditor Location: San Jose, California, USA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Adeia Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Adeia Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Allocation of Transaction Price to Performance Obligations

As described in Note 4 to the consolidated financial statements, at times, the Company enters into long-term license contracts with more than one performance obligation, which may include releases from past patent infringement claims or one or more prospective licenses. In these arrangements, management allocates the transaction price between releases for past patent infringement claims and prospective licenses based on their relative standalone selling prices, which requires significant management judgment. The Company recorded total revenue of $389 million for the year ended December 31, 2023, of which a significant portion relates to arrangements with multiple performance obligations. In determining the standalone selling price of each performance obligation, management considers such factors as the number of past and projected future subscribers, units shipped, and units manufactured, as well as the per-subscriber or per-unit licensing rates the Company generally receives from licensees of comparable sizes in comparable markets and geographies.

The principal considerations for our determination that performing procedures relating to revenue recognition – allocation of transaction price to performance obligations is a critical audit matter are (i) the significant judgment by management when determining the standalone selling price for performance obligations and allocating the transaction price on a relative standalone selling price basis to those performance obligations and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's determination of the standalone selling price and the allocation of transaction price to performance obligations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the licensing revenue recognition process, including controls over the determination of the standalone selling price and the allocation of transaction price to performance obligations. These procedures also included, among others, for a sample of contracts, (i) reading the executed contract to understand the terms and conditions, (ii) evaluating management's identification of the performance obligations, (iii) evaluating and testing the reasonableness of the factors used in management's determination of standalone selling price, and (iv) testing management's determination of the transaction price and the allocation of the transaction price to the performance obligations based on the relative standalone selling price. Testing the determination of the standalone selling price involved testing the completeness and accuracy of the data utilized by management.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 23, 2024

We have served as the Company's auditor since 1999.

ADEIA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,		
	2023	**2022**	**2021**
Revenue	$ 388,788	$ 438,933	$ 391,212
Operating expenses:			
Research and development	54,264	44,579	39,608
Selling, general and administrative	95,226	135,630	129,214
Amortization expense	93,735	97,077	98,090
Litigation expense	9,333	8,587	5,272
Total operating expenses	252,558	285,873	272,184
Operating income from continuing operations	136,230	153,060	119,028
Interest expense	(62,574)	(45,335)	(38,973)
Other income and expense, net	6,320	2,047	768
Loss on debt extinguishment	—	—	(8,012)
Income from continuing operations before income taxes	79,976	109,772	72,811
Provision for (benefit from) income taxes	12,604	(28,620)	4,828
Net income from continuing operations	67,372	138,392	67,983
Net loss from discontinued operations, net of tax	—	(436,978)	(126,896)
Net income (loss)	67,372	(298,586)	(58,913)
Less: Net loss attributable to non-controlling interest in discontinued operations	—	(2,706)	(3,456)
Net income (loss) attributable to the Company	$ 67,372	$ (295,880)	$ (55,457)
Income (loss) per share:			
Basic			
Continuing operations	$ 0.63	$ 1.33	$ 0.65
Discontinued operations	—	(4.16)	(1.18)
Net income (loss)	$ 0.63	$ (2.83)	$ (0.53)
Diluted			
Continuing operations	$ 0.60	$ 1.29	$ 0.63
Discontinued operations	—	(4.04)	(1.15)
Net income (loss)	$ 0.60	$ (2.75)	$ (0.52)
Weighted average number of shares used in per share calculations-basic	106,554	104,336	104,735
Weighted average number of shares used in per share calculations-diluted	112,849	107,580	107,265

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ 67,372	$ (298,586)	$ (58,913)
Other comprehensive income (loss), net of tax:			
Change in foreign currency translation adjustment	9	(4,425)	(1,975)
Net unrealized gains (losses) on available-for-sale debt securities	34	45	(41)
Other comprehensive income (loss), net of tax	43	(4,380)	(2,016)
Comprehensive income (loss)	67,415	(302,966)	(60,929)
Less: Comprehensive loss attributable to noncontrolling interest	—	(2,706)	(3,456)
Comprehensive income (loss) attributable to the Company	$ 67,415	$ (300,260)	$ (57,473)

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value)

	December 31,	
	2023	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 54,560	$ 114,555
Marketable securities	29,012	—
Accounts receivable, net of allowance for credit losses of $1,463 and $713, respectively	39,651	58,480
Unbilled contracts receivable	74,919	73,754
Other current assets	7,700	11,924
Total current assets	205,842	258,713
Long-term unbilled contracts receivable	73,843	40,705
Property and equipment, net	6,971	4,550
Operating lease right-of-use assets	9,484	5,993
Intangible assets, net	347,172	432,476
Goodwill	313,660	313,660
Long-term income tax receivable	120,338	113,679
Other long-term assets	28,246	40,750
Total assets	$ 1,105,556	$ 1,210,526
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 9,623	$ 8,546
Accrued legal fees	1,796	4,942
Accrued liabilities	17,342	26,335
Current portion of long-term debt, net	66,145	109,813
Deferred revenue	7,132	17,076
Total current liabilities	102,038	166,712
Deferred revenue, less current portion	17,672	10,683
Long-term debt, net	519,550	619,580
Noncurrent operating lease liabilities	9,730	4,794
Long-term income tax payable	81,834	87,302
Other long-term liabilities	18,110	20,043
Total liabilities	748,934	909,114
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock: $0.001 par value; authorized (2023: 15,000 shares; 2022: 15,000 shares) and no shares issued and outstanding	—	—
Common stock: $0.001 par value; (2023: authorized 350,000 shares, issued 120,730 shares, outstanding 107,384 shares; 2022: authorized 350,000 shares, issued 117,392 shares, outstanding 105,167 shares)	121	117
Additional paid-in capital	635,331	636,266
Treasury stock at cost (2023: 13,346 shares; 2022: 12,225 shares)	(222,497)	(211,223)
Accumulated other comprehensive loss	(8)	(51)
Accumulated deficit	(56,325)	(123,697)
Total stockholders' equity	356,622	301,412
Total liabilities and equity	$ 1,105,556	$ 1,210,526

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income (loss)	$ 67,372	$ (298,586)	$ (58,913)
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation of property and equipment	1,539	17,144	23,801
Amortization of intangible assets	93,735	143,243	203,401
Goodwill impairment	—	354,000	—
Stock-based compensation expense	18,057	52,626	58,182
Deferred income tax	11,392	(40,301)	(978)
Loss on debt extinguishment	—	—	8,012
Patent assets received in lieu of cash	—	—	(8,787)
Amortization of debt issuance costs	4,302	4,405	6,426
Other	(252)	744	(938)
Changes in operating assets and liabilities:			
Accounts receivable	18,268	24,892	(27,615)
Unbilled contracts receivable	(34,303)	(86,673)	58,496
Other assets	(4,502)	(3,243)	7,497
Accounts payable	(894)	18,601	(5,234)
Accrued and other liabilities	(14,604)	(3,614)	(27,910)
Deferred revenue	(7,355)	(215)	(651)
Net cash from operating activities	152,755	183,023	234,789
Cash flows from investing activities:			
Purchases of property and equipment	(3,812)	(12,576)	(13,950)
Proceeds from sale of property and equipment	—	86	19
Purchases of intangible assets	(2,531)	(290)	(186)
Net cash paid for mergers and acquisitions	—	(50,473)	(17,400)
Purchases of short-term investments	(42,845)	(4,490)	(67,343)
Proceeds from sales of short-term investments	—	28,254	49,768
Proceeds from maturities of short-term investments	14,700	36,576	42,886
Net cash from investing activities	(34,488)	(2,913)	(6,206)
Cash flows from financing activities:			
Repayment of debt	(148,000)	(40,500)	(84,048)
Debt refinancing costs	—	—	(4,253)
Dividends paid	(21,339)	(20,888)	(20,979)
Distribution of Xperi Inc.	—	(182,928)	—
Proceeds from employee stock purchase program and exercise of stock options	2,351	14,260	13,839
Repurchases of common stock for tax withholdings on equity awards	(11,274)	(15,941)	(15,916)
Repurchases of common stock	—	(17,260)	(84,888)
Net cash from financing activities	(178,262)	(263,257)	(196,245)
Effect of exchange rate changes on cash and cash equivalents	—	(3,419)	(1,405)
Net increase (decrease) in cash and cash equivalents	(59,995)	(86,566)	30,933
Cash and cash equivalents at beginning of period	114,555	201,121	170,188
Cash and cash equivalents at end of period	$ 54,560	$ 114,555	$ 201,121
Supplemental disclosure of cash flow information:			
Interest paid	$ 57,760	$ 40,505	$ 32,363
Income taxes paid, net of refunds	$ 10,318	$ 24,782	$ 30,865
Debt acquired in a business acquisition	$ —	$ 50,000	$ —
Unpaid purchases of property and equipment at the end of the period	$ 471	$ —	$ —
Unpaid purchases of intangible assets at the end of the period	$ 1,500	$ —	$ —
Non-cash acquisition of intangible assets	$ 4,400	$ —	$ —

Cash flows above are presented on a consolidated basis and therefore also include $120.7 million of cash and cash equivalents included in current assets of discontinued operations in the consolidated balance sheet as of December 31, 2021. Refer to "Note 9 – Discontinued Operations" for additional information related to cash flows from discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Total Company Stockholders' Equity								
	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Noncontrolling Interest	Total Equity
	Shares	Amount		Shares	Amount				
Balance at December 31, 2020	104,775	$ 110	$ 1,268,471	5,407	$ (77,218)	$ 1,264	$ 264,250	$ (5,758)	$ 1,451,119
Issuance of subsidiary shares to noncontrolling interest	—	—	(9)	—	—	—	—	9	—
Net loss	—	—	—	—	—	—	(55,457)	(3,456)	(58,913)
Other comprehensive loss, net of tax	—	—	—	—	—	(2,016)	—	—	(2,016)
Cash dividends paid on common stock ($0.20 per share)	—	—	—	—	—	—	(20,979)	—	(20,979)
Issuance of common stock in connection with exercise of stock options	39	—	779	—	—	—	—	—	779
Issuance of common stock in connection with employee stock purchase plan	1,236	1	13,057	—	—	—	—	—	13,058
Issuance of restricted stock, net of shares canceled	2,003	2	—	—	—	—	—	—	2
Withholding taxes related to net share settlement of restricted awards	(751)	—	—	751	(15,916)	—	—	—	(15,916)
Repurchases of common stock	(4,042)	—	—	4,042	(84,888)	—	—	—	(84,888)
Stock-based compensation expense	—	—	58,182	—	—	—	—	—	58,182
Balance at December 31, 2021	103,260	$ 113	$ 1,340,480	10,200	$ (178,022)	$ (752)	$ 187,814	$ (9,205)	$ 1,340,428
Issuance of subsidiary shares to noncontrolling interest	—	—	1,421	—	—	—	—	(1,421)	—
Net loss	—	—	—	—	—	—	(295,880)	(2,706)	(298,586)
Other comprehensive loss, net of tax	—	—	—	—	—	(4,380)	—	—	(4,380)
Cash dividends paid on common stock ($0.20 per share)	—	—	(5,257)	—	—	—	(15,631)	—	(20,888)
Distribution of Xperi Inc.	—	—	(767,263)	—	—	5,081	—	13,332	(748,850)
Issuance of common stock in connection with exercise of stock options	11	—	128	—	—	—	—	—	128
Issuance of common stock in connection with employee stock purchase plan	1,301	1	14,131	—	—	—	—	—	14,132
Issuance of restricted stock, net of shares canceled	2,620	3	—	—	—	—	—	—	3
Withholding taxes related to net share settlement of restricted awards	(996)	—	—	996	(15,941)	—	—	—	(15,941)
Repurchases of common stock	(1,029)	—	—	1,029	(17,260)	—	—	—	(17,260)
Stock-based compensation expense	—	—	52,626	—	—	—	—	—	52,626
Balance at December 31, 2022	105,167	$ 117	$ 636,266	12,225	$ (211,223)	$ (51)	$ (123,697)	$ —	$ 301,412
Net income	—	—	—	—	—	—	67,372		67,372
Other comprehensive income, net of tax	—	—	—	—	—	43	—	—	43
Cash dividends paid on common stock ($0.20 per share)	—	—	(21,339)	—	—	—		—	(21,339)
Issuance of common stock in connection with exercise of stock options	81	—	880	—	—	—	—	—	880
Issuance of common stock in connection with employee stock purchase plan	182	—	1,467	—	—	—	—	—	1,467
Issuance of restricted stock, net of shares canceled	3,075	4	—	—	—	—	—	—	4
Withholding taxes related to net share settlement of restricted awards	(1,121)	—	—	1,121	(11,274)	—	—	—	(11,274)
Stock-based compensation expense	—	—	18,057	—	—	—	—	—	18,057
Balance at December 31, 2023	107,384	$ 121	$ 635,331	13,346	$ (222,497)	$ (8)	$ (56,325)	$ —	$ 356,622

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY AND BASIS OF PRESENTATION

Adeia Inc. (the "Company"), a Delaware corporation, is one of the industry's largest intellectual property ("IP") licensing platforms, with a diverse portfolio of media and semiconductor IP consisting of approximately 10,950 patents and patent applications worldwide.

On October 1, 2022, the Company completed the previously announced separation ("the Separation") of its product business into a separate, independent, publicly-traded company, Xperi Inc. ("Xperi Inc."). The Separation was structured as a spin-off, which was achieved through the Company's distribution of 100 percent of the outstanding shares of Xperi Inc.'s common stock to holders of the Company's common stock as of the close of business on the record date of September 21, 2022 (the "Record Date"). Each Company stockholder of record received four shares of Xperi Inc. common stock for every ten shares of Company common stock that it held on the Record Date. Following the Separation, the Company retains no ownership in Xperi Inc., which is now listed under the ticker symbol "XPER" on the New York Stock Exchange. Effective at the open of business on October 3, 2022, the Company's shares of common stock, par value $0.001 per share, began trading on the Nasdaq Global Select Market under the new ticker symbol "ADEA".

The accounting requirements for reporting the Separation of Xperi Inc. as a discontinued operation were met when the Separation was completed. Accordingly, the financial results of Xperi Inc. for the years ended December 31, 2022 and 2021 are presented as a net loss from discontinued operations, net of tax on the Consolidated Statements of Operations. For further information on discontinued operations, see "Note 9 – *Discontinued Operations"*. Unless noted otherwise, discussion in the Notes to the Consolidated Financial Statements pertain to continuing operations.

Additionally, as a result of the Separation, the Company changed its operational structure in the fourth quarter of 2022, resulting in one reportable segment, IP Licensing.

The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States ("U.S.") and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). All intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year ends on December 31.

Reclassification

Certain reclassifications have been made to prior period balances in order to conform to the current period's presentation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates and assumptions that require management's most significant, challenging, and subjective judgment include identifying the performance obligations in the contract, estimating variable consideration, estimating quarterly royalties prior to receiving the royalty reports from the licensee, determining standalone selling price, and allocating consideration in a contract with multiple performance obligations, the assessment of the recoverability of goodwill, the assessment of useful lives and recoverability of other intangible assets and long-lived assets, recognition and measurement of current and deferred income tax assets and liabilities, the assessment of unrecognized tax benefits and purchase accounting resulting from business combinations, among others. Actual results experienced by the Company may differ from management's estimates. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. See "Note 4 – *Revenue*" for a detailed discussion on revenue and revenue recognition.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Short-term Investments

The Company invests in debt securities which include corporate bonds and notes, treasury and agency notes and bills, commercial paper, certificates of deposit, and in equity securities consisting of money market funds. The Company's investments are classified as available-for-sale ("AFS"). These investments are recorded in the Consolidated Balance Sheets at fair value with net unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax.

Marketable Debt Securities

For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more-likely-than-not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in accumulated other comprehensive income or loss on the Consolidated Balance Sheets.

Marketable Equity Securities

Marketable equity securities are measured at fair value with unrealized gains and losses recognized in other income and expense, net, on the Consolidated Statements of Operations.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount of cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments. Long-term debt is carried at amortized cost and measured at fair value on a quarterly basis for disclosure purposes. See "Note 7 – *Fair Value*" for further information.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable.

The Company follows a corporate investment policy which sets credit, maturity and concentration limits and regularly monitors the composition, market risk and maturities of these investments. The Company believes that any concentration of credit risk in its accounts receivable is substantially mitigated by the Company's evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. See "Note 17 – *Segment and Geographic Information"* for further discussion on concentration of credit and other risks.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for accounts receivable, represents the Company's best estimate of lifetime expected credit losses inherent in those financial assets. The Company's lifetime expected credit losses are determined using relevant information about past events (including historical experience), current conditions, and reasonable and supportable forecasts that affect collectability. The Company monitors its credit exposure through ongoing credit evaluations of its customers' financial condition. In addition, the Company performs routine credit management activities such as timely account reconciliations, dispute resolution, and payment confirmations. The Company may employ collection agencies and legal counsel to pursue recovery of defaulted receivables. See "Note 4 – *Revenue*" for a further discussion of the allowance for credit losses.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC 805, "Business Combinations." Identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition related costs are expensed as incurred. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. The Company utilizes commonly accepted valuation techniques, such as the income approach and the cost approach, as appropriate, in establishing the fair value of intangible assets. Typically, key assumptions include projections of cash flows that arise from identifiable intangible assets of acquired businesses as well as discount rates based on an analysis of the weighted average cost of capital, adjusted for specific risks associated with the assets.

Goodwill and Identified Intangible Assets

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. Goodwill also includes acquired assembled workforce, which does not qualify as an identifiable intangible asset. The Company performs an annual review of the valuation of goodwill in the fourth quarter, or more often if indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability or a sustained decline in the Company's market capitalization. Evaluations of possible impairment and, if applicable, adjustments to carrying values require the Company to estimate, among other factors, future cash flows, useful lives and fair market values of the Company's assets. When the Company conducts the evaluation of goodwill, the fair value of goodwill is assessed using valuation techniques that require significant management estimates and judgment.

In performing the quantitative impairment test for goodwill, the fair value of the reporting unit is compared to its carrying amount. The Company utilizes the market capitalization approach to determine the fair value of a reporting unit. Under the market capitalization approach, the fair value of a reporting unit is estimated based on the trading price of the Company's stock as of the test date, or trading prices over a short period of time immediately prior or subsequent to the test date if such prices more reasonably represent the estimated fair value as of the test date, which is further adjusted by a control premium representing the synergies a market participant would achieve when obtaining control of the business.

Identified intangible assets

Identified finite-lived intangible assets consist of acquired patents, existing technology, customer relationships and trademarks and trade names resulting from business combinations, as well as acquired patents under asset purchase agreements. The Company's identified intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 10 years.

The Company makes judgments about the recoverability of intangible assets whenever events or changes in circumstances indicate that impairment may exist. If such facts and circumstances exist, the Company assesses the recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, the Company would accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life.

For further discussion of goodwill and identified intangible assets, see "Note 10 – *Goodwill and Identified Intangible Assets*."

Debt Discount and Issuance Costs

Debt discount and issuance costs are presented in the Consolidated Balance Sheet as a deduction from the carrying amount of both the short-term debt and long-term debt, and are amortized over the term of the associated debt to interest expense using the effective interest method. In addition, the Company elects to continue to defer the unamortized debt discount and issuance costs when it voluntarily pays down a portion of the debt as the prepayment is factored into the terms agreed to on the debt.

Treasury Stock

The Company accounts for stock repurchases using the cost method. For reissuance of treasury stock, to the extent that the reissuance price is more than the cost, the excess is recorded as an increase to additional paid-in capital. If the reissuance price is less than the cost, the difference is recorded in additional paid-in capital to the extent there is a cumulative treasury stock paid-in capital balance. Once the cumulative balance is reduced to zero, any remaining difference resulting from the sale of treasury stock below cost is recorded as a reduction of retained earnings.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, accrued liabilities, and noncurrent operating lease liabilities in the Company's Consolidated Balance Sheets. The ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease, and these terms are factored into the valuation of ROU assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. As a practical expedient, the Company elected, for all office and facility leases, not to separate nonlease components from lease components and instead to account for each separate lease component and its associated non-lease components as a single lease component. For additional information regarding the Company's leases, refer to "Note 8 – *Leases.*"

Research and Development

Research and development expense ("R&D expense") consists primarily of personnel costs, stock-based compensation, outside engineering consulting expenses associated with new IP development, as well as costs related to patent applications and examinations, reverse engineering, materials, supplies and an allocation of facilities costs. All R&D expense is expensed as incurred.

Stock-based Compensation Expense

Stock-based compensation is measured at the grant date based on the estimated fair value of the award and is recognized as expense on a straight-line basis, net of estimated forfeitures, over the requisite service or performance period. Forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what was recorded in the current period.

The Company uses the closing trading price of its common stock on the date of grant as the fair value of awards of restricted stock units ("RSUs"), and performance stock units ("PSUs") that are based on company-designated performance targets. For performance stock awards that also contain market conditions, or market-based PSUs, fair value is estimated by using a Monte Carlo simulation on the date of grant. The Company estimates the grant-date fair value of stock options and stock to be issued under the employee stock purchase plan ("ESPP") using the Black-Scholes pricing model. See "Note 14 – *Stock-based Compensation Expense*" for additional detail.

Performance-based PSU awards will vest if certain employee-specific or company-designated performance targets are achieved. If minimum performance thresholds are achieved, each PSU award will convert into the Company's common stock at a defined ratio depending on the degree of achievement of the performance target designated by each individual award. If minimum performance thresholds are not achieved, then no shares will be issued. The expected levels of achievement are reassessed over the requisite service periods and, to the extent that the expected levels of achievement change, stock-based compensation is adjusted in the period of change and recorded on the statements of operations and the remaining unrecognized stock-based compensation is recorded over the remaining requisite service period. For market-based PSUs, the fair value per award is fixed at the grant date and the amount of compensation expense is not adjusted during the performance period regardless of changes in the level of achievement of the market condition unless it is due to termination.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are used in the calculation of tax credits, tax benefits, tax deductions, and in the calculation of certain deferred taxes and tax liabilities. Significant changes to these estimates may result in an increase or decrease to the Company's tax provision in a subsequent period.

The provision for income taxes is comprised of the Company's current tax liability and changes in deferred income tax assets and liabilities. The calculation of the current tax liability involves dealing with uncertainties in the application of complex tax laws and regulations and in determining the liability for tax positions, if any, taken on the Company's tax returns in accordance with authoritative guidance on accounting for uncertainty in income taxes. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities. The Company must assess the likelihood that it will be able to realize its deferred tax assets. If realizability is not likely on a more-likely-than-not basis, the Company must increase its provision for income taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be realizable. However, should there be a change in the Company's ability to realize its deferred tax assets, on a more-likely-than-not basis, the provision for income taxes would fluctuate in the period of such change. See "Note 15 – *Income Taxes*" for additional detail.

Advertising Costs

Advertising costs are expensed as incurred and are presented within selling, general and administrative expense in the Consolidated Statements of Operations. Advertising expenses were $10.5 and $5.5 million for the years ended December 31, 2023 and 2022, respectively. Advertising costs were not material for the year ended December 31, 2021.

Guarantees and Indemnification

The Company has certain financial and performance guarantees which have been issued in the normal course of business. The Company entered into the underlying arrangement with a third-party to facilitate commercial transactions. See "Note 16 – *Commitments and Contingencies*" for further information regarding the Company's guarantees.

The Company provides indemnification of varying scope to certain customers against claims of intellectual property infringement made by third parties arising from the use of the Company's technologies. In accordance with authoritative guidance for accounting for guarantees, the Company evaluates estimated losses for such indemnification. The Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, no such claims have been filed against the Company and no liability has been recorded in the Company's financial statements.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company believes, given the absence of any such payments in the Company's history, and the estimated low probability of such payments in the future, that the estimated fair value of these indemnification agreements is immaterial. In addition, the Company maintains a directors' and officers' liability insurance policy that is intended to reduce its financial exposure and may enable the Company to recover any payments, should they occur.

Contingencies

From time to time, the Company may be involved in legal and administrative proceedings and claims of various types. The Company records a liability in its consolidated financial statements for these matters when a loss is known or considered probable and the amount can be reasonably estimated. Management reviews these estimates in each accounting period as additional information becomes known and adjusts the loss provision when appropriate. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. If a loss is probable but the amount of loss cannot be reasonably estimated, the Company discloses the nature of the loss contingency and the fact that an estimate cannot be made. If a loss is reasonably possible but not probable, the Company discloses the nature of the loss contingency and an estimate of the possible loss, range of loss or the fact that an estimate cannot be made. The Company does not recognize gain contingencies until they are realized. Legal costs incurred in connection with loss contingencies are expensed as incurred. See "Note 16 – *Commitments and Contingencies*," for further information regarding the Company's pending litigation.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the related assets' estimated useful lives:

Equipment, furniture and other	1 to 5 years
Leasehold improvements	Lesser of related lease term or 5 years
Building and improvements	Up to 30 years

Expenditures that materially increase asset life are capitalized, while ordinary maintenance and repairs are expensed as incurred.

Foreign Currency Translation and Transactions

The Company uses the U.S. dollar as its functional currency. Non-U.S. subsidiaries may designate a local currency as their functional currency. The translation of assets and liabilities into U.S. dollars for subsidiaries with a functional currency other than the U.S. dollar is performed using exchange rates in effect at the balance sheet date. The translation of revenues and expenses into U.S. dollars for subsidiaries with a functional currency other than the U.S. dollar is performed using the average exchange rate for the respective period. Gains or losses from cumulative translation adjustments, net of tax, are included as a component of accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. The Company records net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to the functional currency within other income and expense, net.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-08, "Accounting for Contract Assets and Contract Liabilities from Contracts with Customers" ("ASU 2021-08"), which amends the guidance in ASC 805 to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers ("Topic 606"). As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. ASU 2021-08 is effective for public business entities for fiscal years beginning after December 15, 2022 and early adoption is permitted. The Company elected to early adopt the new standard on January 1, 2022. The adoption did not have an impact on the Company's Consolidated Financial Statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 ("ASU 2022-06"), which deferred the application dates of Topic 848 to December 31, 2024. In the second quarter of 2023, the Company adopted Topic 848 and modified its debt agreement to reference to other rate. The adoption did not have a material impact to the Company's Consolidated Financial Statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

NOTE 4 – REVENUE

Revenue Recognition

General

Revenue is recognized when control of the intellectual property ("IP") rights is transferred to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the licensing of the Company's IP, which may include various combinations of IP rights and services which are generally capable of being distinct and accounted for as separate performance obligations. In situations where foreign withholding taxes are withheld by the Company's licensee, revenue is recognized gross of withholding taxes that are remitted directly by the licensee to a local tax authority.

Some of the Company's contracts with customers contain multiple performance obligations. For these contracts, the individual performance obligations are separately accounted for if they are distinct. In a contract with multiple performance obligations, the transaction price is allocated among the separate performance obligations on a relative standalone selling price basis. The determination of standalone selling price considers market conditions, the size and scope of the contract, customer and geographic information, and other factors. When observable prices are not available, standalone selling price for separate performance obligations is based on the adjusted market assessment approach to estimate the price that a customer in the relevant market would be willing to pay for licensing the Company's IP rights. The allocation of transaction price among performance obligations in a contract may impact the amount and timing of revenue recognized in the Consolidated Statements of Operations during a given period.

When a contract with a customer includes variable consideration, an estimate of the consideration which the Company expects to be entitled to for transferring the promised IP rights or services is made at contract inception and in each subsequent reporting period until the uncertainty associated with the variable consideration is resolved. The amount of variable consideration is estimated by considering all available information (historical, current, and forecast) and is updated as additional information becomes available. The estimate of variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When the uncertainty associated with variable consideration relates to potential price adjustments as a result of a legal contract dispute, the Company estimates variable consideration using the expected value method or the most likely amount method, whichever is more appropriate in the circumstances, and considers all available information, including historical data and experience. Estimating variable consideration related to potential future price adjustments requires significant judgment in evaluating the possible outcomes. Subsequent changes in the transaction price resulting from changes in the estimate of variable consideration are allocated to the performance obligations in the contract on the same basis as at contract inception.

When variable consideration is in the form of a sales-based or usage-based royalty in exchange for a license of IP, revenue is recognized at the later of when the subsequent sale or usage occurs or the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied or partially satisfied.

Description of Revenue-Generating Activities

IP License Arrangements

The Company licenses (i) its media patent portfolio ("Media IP licensing") to multichannel video programming distributors, over-the-top video service providers, consumer electronics manufacturers, social media, and other new media companies and (ii) its semiconductor technologies and associated patent portfolio ("Semiconductor IP licensing") to memory, logic, sensors, radio frequency component, and foundry companies. The Company generally licenses its IP portfolios under three models: (i) fixed-fee Media IP licensing, (ii) fixed-fee or minimum guarantee Semiconductor IP licensing, and (iii) per-unit or per-subscriber Media IP or Semiconductor IP royalty licensing.

Fixed-fee Media IP licensing

The Company's long-term fixed-fee Media IP licensing contracts provide its customers with rights to future patented technologies over the term of the contract that are highly interdependent or highly interrelated to the patented technologies provided at the inception of the contract. The Company treats these rights as a single performance obligation with revenue recognized on a straight-line basis over the term of the fixed-fee license contract. The transaction price is adjusted for the effect of any significant financing components calculated using borrower-specific, risk-adjusted interest rates, with the related interest income or expense being recognized over time on an effective rate basis.

Fixed-fee or minimum guarantee Semiconductor IP licensing

The Company enters into Semiconductor IP licenses that have a fixed fee or a minimum guarantee, whereby licensees pay a fixed fee for the right to incorporate the Company's IP technologies in the licensee's products over the license term. In contracts with a minimum guarantee, the fixed fee component corresponds to a minimum number of units or dollars that the customer must produce or pay, with additional per-unit fees for any units or dollars exceeding the minimum. The Company generally recognizes the full fixed fee as revenue at the beginning of the license term when the customer has the right to use the IP and begins to benefit from the license, adjusted for the effect of any significant financing components calculated using borrower-specific, risk-adjusted interest rates, with the related interest income or expense being recognized over time on an effective rate basis. For minimum guarantee contracts where the customer exceeds the minimum, the Company recognizes revenue relating to any additional per-unit fees in the periods it believes the customer has exceeded the minimum and adjusts the revenue based on actual usage once that is reported by the customer.

Per-unit or per-subscriber Media IP or Semiconductor IP royalty licensing

The Company recognizes revenue from per-unit or per-subscriber IP royalty licenses in the period in which the licensee's sales or production are estimated to have occurred, which results in an adjustment to revenue when actual sales or production are subsequently reported by the licensee, which is generally in the month or quarter following usage or shipment. Estimating customers' monthly or quarterly royalties prior to receiving the royalty reports requires the Company to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate quantities shipped or manufactured by customers, which could have a material impact on the amount of revenue it reports on a quarterly basis.

IP license contracts with multiple performance obligations

At times, the Company enters into long-term license contracts with more than one performance obligation, which may include releases from past patent infringement claims or one or more prospective licenses. In these arrangements, the Company allocates the transaction price between releases for past patent infringement claims and prospective licenses based on their relative standalone selling prices, which requires significant management judgment.

In determining the standalone selling price of each performance obligation, the Company considers such factors as the number of past and projected future subscribers, units shipped, and units manufactured, as well as the per-subscriber or per-unit licensing rates the Company generally receives from licensees of comparable sizes in comparable markets and geographies.

As a release from past patent infringement claims is generally satisfied at execution of the contract, the transaction price allocated to the release from past patent infringement claims is generally recognized in the period the contract is executed. Transaction price allocated to prospective Media IP licenses is recognized ratably over the license term, and transaction price allocated to prospective Semiconductor IP licenses is recognized upon execution of the contract.

Practical Expedients and Exemptions

The Company applies a practical expedient to not perform an evaluation of whether a contract includes a significant financing component when the timing of revenue recognition differs from the timing of cash collection by one year or less.

The Company applies a practical expedient to expense costs to obtain a contract with a customer as incurred as a component of selling, general and administrative expenses when the amortization period would have been one year or less.

The Company applies a practical expedient when disclosing revenue expected to be recognized from unsatisfied performance obligations to exclude contracts with customers with an original duration of less than one year; amounts attributable to variable consideration arising from (i) a sales-based or usage-based royalty of an intellectual property license or (ii) when variable consideration is allocated entirely to a wholly unsatisfied performance obligation; or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation.

Revenue Details

Revenue disaggregation

The following information depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors by disaggregating revenue by category, market vertical and geographic location (presented in "Note 17 – *Segment and Geographic Information*"). This information includes revenue recognized from contracts with customers and revenue from other sources, including sales-based or usage-based royalty revenues and fees associated with releases for past infringement.

Recurring and non-recurring revenue

Recurring revenue includes the following: (i) for fixed-fee Media IP license agreements, revenue associated with rights to existing and future patented technologies during reporting periods beginning with the reporting period in which the agreement is executed through the end of the term of the agreement, which are recognized on a straight-line basis; and (ii) for per-unit or per-subscriber Media IP or Semiconductor IP royalty license agreements, revenue associated with sales-based or usage-based royalties in exchange for a license of IP, which are recognized in the period such subsequent sales or usage occurs.

Non-recurring revenue includes the following: (i) for fixed-fee or minimum guarantee Semiconductor IP license agreements, revenue in the amount of such fixed fee or minimum guarantee associated with the right to use the IP, which is recognized upon execution of the agreement; and (ii) for all license agreements, revenue in the amount of the fees associated with releases for past patent infringement or licenses, in each case with respect to reporting periods prior to the execution of the agreement, which is recognized upon execution of the agreement.

Revenue disaggregated by recurring and non-recurring nature was as follows (in thousands):

	Years Ended December 31,					
	2023		**2022**		**2021**	
Recurring revenue	$	338,708	$	363,603	$	350,616
Non-recurring revenue		50,080		75,330		40,596
Total revenue	$	388,788	$	438,933	$	391,212

Revenue by market vertical

Revenue disaggregated by market vertical was as follows (in thousands):

	Years Ended December 31,					
	2023		**2022**		**2021**	
Media	$	343,410	$	366,166	$	375,027
Semiconductor		45,378		72,767		16,185
Total revenue	$	388,788	$	438,933	$	391,212

Contract Balances

Contracts Assets

Contract assets primarily consist of unbilled contracts receivable that are expected to be received from customers in future periods, where the revenue recognized to date exceeds the amount billed. The amount of unbilled contracts receivable may not exceed their net realizable value and are classified as long-term assets if the payments are expected to be received more than one year from the reporting date. Contract assets also include the incremental costs of obtaining a contract with a customer, principally sales commissions when the renewal commission is not commensurate with the initial commission.

Contract assets were recorded in the Consolidated Balance Sheets as follows (in thousands):

	December 31,	
	2023	**2022**
Unbilled contracts receivable	$ 74,919	$ 73,754
Other current assets	620	512
Long-term unbilled contracts receivable	73,843	40,705
Other long-term assets	1,007	1,144
Total contract assets	$ 150,389	$ 116,115

Contract Liabilities

Contract liabilities are comprised of deferred revenue related to multi-period licensing arrangements for which the Company is paid in advance, while the underlying performance obligation is satisfied at a future date or over time.

Allowance for Credit Losses

The allowance for credit losses represents the Company's best estimate of lifetime expected credit losses inherent in accounts receivable. The Company's long-term unbilled contracts receivable is derived from fixed-fee or minimum-guarantee Semiconductor IP and is primarily comprised of contracts with large, well-capitalized companies. It is generally considered to be of high credit quality due to past collection history and the nature of the customers.

The Company allowance for credit losses for the years ended December 31, 2023 and 2022 was $1.5 million and $0.7 million, respectively and it is presented as part of accounts receivable, net in the Consolidated Balance Sheets.

Additional Disclosures

The following table presents additional revenue and contract disclosures (in thousands):

	Years Ended December 31,		
	2023	**2022**	**2021**
Revenue recognized in the period from:			
Amounts included in deferred revenue at the beginning of the period	$ 16,743	$ 5,509	$ 4,476
Performance obligations satisfied in previous periods [1]	$ 16,273	$ 12,976	$ 33,885

[1] Performance obligations satisfied in previous periods consist mainly of fees associated with releases for past patent infringement, settlements of litigation during the period, and revenue from past royalties owed pursuant to expired or terminated IP license agreements. For long-term and multi-year revenue contracts, the Company recorded revenue from the releases for past infringement and the prospective license during the years ended December 31, 2023, 2022 and 2021 and expects to record revenue from the prospective license in future periods.

Remaining revenue under contracts with performance obligations represents the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) under certain of the Company's fixed fee arrangements.

	Amounts
Revenue from contracts with performance obligations expected to be satisfied in:	
2024	$ 161,901
2025	156,430
2026	59,665
2027	48,341
2028	41,452
Thereafter	58,643
Total	$ 526,432

NOTE 5 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Other current assets consisted of the following (in thousands):

	December 31,	
	2023	2022
Prepaid income taxes	$ 3,752	$ 7,252
Prepaid expenses	2,185	1,924
Prepaid insurance	1,123	2,103
Other	640	645
Total other current assets	$ 7,700	$ 11,924

Property and equipment, net consisted of the following (in thousands):

	December 31,	
	2023	2022
Equipment, furniture and other	$ 17,267	$ 14,148
Leasehold improvements	5,037	5,057
	22,304	19,205
Less: Accumulated depreciation and amortization	(15,333)	(14,655)
Total property and equipment, net	$ 6,971	$ 4,550

Other long-term assets consisted of the following (in thousands):

	December 31,	
	2023	2022
Long-term deferred tax assets	$ 23,885	$ 35,278
Other assets	4,361	5,472
Total other long-term assets	$ 28,246	$ 40,750

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2023	2022
Employee compensation and benefits	$ 8,378	$ 6,978
Accrued expenses	3,601	12,745
Current portion of guarantee [1]	2,400	2,431
Current portion of operating lease liabilities	503	2,108
Accrued income taxes	325	358
Other	2,135	1,715
Total accrued liabilities	$ 17,342	$ 26,335

[1] Refer to "Note 16 – *Commitments and Contingencies*" for further detail on the nature of the guarantee.

Other long-term liabilities consisted of the following (in thousands):

	December 31,		
	2023		2022
Long-term portion of guarantee [1]	$ 16,135	$	18,064
Other	1,975		1,979
Total other long-term liabilities	$ 18,110	$	20,043

[1] Refer to "Note 16 – *Commitments and Contingencies*" for further detail on the nature of the guarantee.

NOTE 6 – FINANCIAL INSTRUMENTS

The Company has investments in debt securities, which include corporate bonds and notes, treasury and agency notes and bills, commercial paper, certificates of deposit, and in equity securities consisting of money market funds. The Company classifies its debt securities as available-for-sale ("AFS"), which are accounted for at fair value with credit related losses recognized as a provision for credit losses in its Consolidated Statements of Operations and all non-credit related unrealized gains and losses recognized in accumulated other comprehensive income or loss on the Consolidated Balance Sheets. Under ASU 2016-01 (Topic 321), equity securities are measured at fair value with unrealized gains and losses recognized in other income and expense, net, in the Consolidated Statements of Operations.

The following is a summary of marketable securities at December 31, 2023 and December 31, 2022 (in thousands):

	December 31, 2023				
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Estimated Fair Values
Marketable securities					
Commercial paper	$ 12,421	$ 5	$ (4)	$ —	$ 12,422
Treasury and agency notes and bills	10,746	—	(1)	—	10,745
Corporate bonds and notes	5,813	34	(2)	—	5,845
Total debt securities	$ 28,980	$ 39	$ (7)	$ —	$ 29,012
Money market funds	5,778	—	—	—	5,778
Total equity securities	5,778	—	—	—	5,778
Total marketable securities	$ 34,758	$ 39	$ (7)	$ —	$ 34,790
Reported in:					
Cash and cash equivalents					$ 5,778
Available-for-sale debt securities					29,012
Total marketable securities					$ 34,790

	December 31, 2022				
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Estimated Fair Values
Marketable securities					
Corporate bonds and notes	$ 29,018	$ 3	$ (6)	$ —	$ 29,015
Total debt securities	29,018	3	(6)		29,015
Money market funds	4,107	—	—	—	4,107
Total equity securities	4,107	—	—	—	4,107
Total marketable securities	$ 33,125	$ 3	$ (6)	$ —	$ 33,122
Reported in:					
Cash and cash equivalents					$ 33,122

At December 31, 2023 and 2022, the Company had $83.6 million and $114.6 million, respectively, in cash, cash equivalents and marketable securities. A significant portion of these amounts were held in marketable securities, as shown above. The remaining balance of $48.8 million and $81.5 million at December 31, 2023 and December 31, 2022, respectively, was cash held in operating accounts not included in the tables above.

Debt Securities

The gross realized gains and losses on sales of marketable debt securities were immaterial during the years ended December 31, 2023, 2022 and 2021. Unrealized losses on AFS debt securities were immaterial as of December 31, 2023 and December 31, 2022. The Company evaluated whether the decline in fair value has resulted from credit losses or other factors and concluded these amounts were related to temporary fluctuations in value of AFS securities and were due primarily to changes in interest rates and market conditions of the underlying securities. The Company did not recognize a provision for credit loss expense related to its AFS debt securities for the years ended December 31, 2023, 2022 and 2021, respectively.

The estimated fair value of marketable debt securities by contractual maturity at December 31, 2023 is shown below (in thousands). Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost		Estimated Fair Value	
Due in one year or less	$	25,040	$	25,038
Due in one to two years		2,464		2,482
Due in two to three years		1,476		1,492
Total	$	28,980	$	29,012

NOTE 7 – FAIR VALUE

The Company follows the authoritative guidance for fair value measurement and the fair value option for financial assets and financial liabilities. The Company carries its financial instruments at fair value with the exception of its long-term debt. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets.

Level 2   Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

When applying fair value principles in the valuation of assets, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company calculates the fair value of its Level 1 and Level 2 instruments based on the exchange traded price of similar or identical instruments, where available, or based on other observable inputs. There were no significant transfers into or out of Level 1 or Level 2 that occurred between December 31, 2022 and December 31, 2023.

The following sets forth the fair value, and classification within the hierarchy, of the Company's assets required to be measured at fair value on a recurring basis as of December 31, 2023 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Marketable securities				
Commercial paper - debt securities [3]	$ 12,422	$ —	$ 12,422	$ —
Treasury and agency notes and bills - debt securities [3]	10,745	—	10,745	—
Corporate bonds and notes - debt securities [2]	5,845	—	5,845	—
Money market funds - equity securities [1]	5,778	5,778	—	—
Total Assets	$ 34,790	$ 5,778	$ 29,012	$ —

[1] Reported as cash and cash equivalents in the Consolidated Balance Sheet.
[2] Reported as AFS debt securities in the Consolidated Balance Sheet
[3] Reported as AFS debt securities in the Consolidated Balance Sheet as these were purchased with original maturities of more than three months at date of purchase; otherwise reported as cash and cash equivalents.

The following sets forth the fair value, and classification within the hierarchy, of the Company's assets required to be measured at fair value on a recurring basis as of December 31, 2022 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Marketable securities				
Money market funds - equity securities [1]	$ 4,107	$ 4,107	$ —	$ —
Commercial paper - debt securities [2]	29,015	—	29,015	—
Total Assets	$ 33,122	$ 4,107	$ 29,015	$ —

[1] Reported as cash and cash equivalents in the Consolidated Balance Sheet.
[2] Reported as AFS debt securities in the Consolidated Balance Sheet as these were purchased with original maturities of more than three months at date of purchase; otherwise reported as cash and cash equivalents.

Financial Instruments Not Recorded at Fair Value

The Company's long-term debt is carried at amortized cost and is measured at fair value on a quarterly basis for disclosure purposes. The carrying amounts and estimated fair values are as follows (in thousands):

	December 31, 2023		December 31, 2022	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Refinanced Term B Loans [1]	585,695	584,231	729,393	700,217
Total long-term debt, net	$ 585,695	$ 584,231	$ 729,393	$ 700,217

[1] Carrying amounts of long-term debt are net of unamortized debt discount and issuance costs of $15.6 million and $19.9 million as of December 31, 2023 and 2022, respectively. See "Note 11 – *Debt*" for additional information.

If reported at fair value in the Consolidated Balance Sheets, the Company's debt would be classified within Level 2 of the fair value hierarchy. The fair value of the debt was estimated based on the quoted market prices for the same or similar issues.

Non-Recurring Fair Value Measurements

Patents

During the third quarter of 2023, the Company renewed a long-term license agreement with a global leader in the electronics industry, covering our media portfolio as it pertains to its mobile devices. A portion of the consideration for the license agreement was in the form of patents, which the Company received in September of 2023. The Company estimated the fair value of the patents to be $4.4 million and included it as part of the transaction price for revenue recognition purposes. The fair value of these assets was measured using both the market approach – estimating the value of the acquired assets by way of comparison with other comparable transactions, and the cost approach – estimating the value of the acquired assets based on the cost it would take for the Company to create a comparable set of assets through its own research and development ("R&D") and patent prosecution efforts. The estimated fair value of the patents represents a Level 3 fair value measurement and the value of the patents is amortized as a non-cash expense over the patents' estimated useful lives.

For impairment related fair value measurements, see "Note 10 – *Goodwill And Identified Intangible Assets*"

NOTE 8 – LEASES

Under Topic 842, a contract is a lease, or contains a lease, if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the entity has both of the following: (a) the right to obtain substantially all of the economic benefits from use of the identified asset; and (b) the right to direct the use of the identified asset.

The Company leases office and research facilities, and office equipment under operating leases which expire through 2032. The Company's leases have remaining lease terms of one to nine years, some of which may include options to extend the leases for five years or longer, and some of which may include options to terminate the leases within the next 5 years or less. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; expense for these leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included within the lease liability and right-of-use assets calculation. As a practical expedient, the Company elected, for all office and facility leases, not to separate nonlease components (e.g., common-area maintenance costs) from lease components (e.g., fixed payments including rent) and instead to account for each separate lease component and its associated non-lease components as a single lease component. As most of the leases do not provide an implicit rate, the Company generally, for purposes of discounting lease payments, uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

The components of operating lease costs were as follows (in thousands):

	Years Ended December 31,		
	2023	2022	2021
Fixed lease cost [1]	$ 2,182	$ 2,177	$ 3,387
Variable lease cost	640	598	1,002
Total operating lease cost	$ 2,822	$ 2,775	$ 4,389

[1] Includes short-term leases costs, which were immaterial.

Other information related to leases was as follows (in thousands, except lease term and discount rate):

	Years Ended December 31,		
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 2,357	$ 2,227	$ 4,039
ROU assets obtained in exchange for new lease liabilities:			
Operating leases	$ 5,164	$ 1,153	$ 764

	Years ended December 31,	
	2023	**2022**
Weighted-average remaining lease term (years):		
Operating leases	8.35	3.19
Weighted-average discount rate:		
Operating leases	8.5%	5.4%

Future minimum lease payments and related lease liabilities as of December 31, 2023 were as follows (in thousands):

	Operating Lease Payments [1]
2024 [2]	$ 537
2025	1,293
2026	2,069
2027	2,132
2028	1,888
Thereafter	7,771
Total lease payments	15,690
Less: imputed interest	(5,457)
Present value of lease liabilities:	$ 10,233
Less: current obligations under leases (accrued liabilities)	(503)
Noncurrent operating lease liabilities	$ 9,730

[1] Future minimum lease payments exclude short-term leases as well as payments to landlords for variable common area maintenance, insurance and real estate taxes.

[2] Includes tenant improvements allowance of $1.7 million.

NOTE 9 – DISCONTINUED OPERATIONS

On October 1, 2022, the Company completed the Separation of its product business into a separate, independent, publicly-traded company, Xperi Inc. The accounting requirements for reporting the Separation of Xperi Inc. as a discontinued operation were met when the Separation was completed. Accordingly, the historical financial results of Xperi Inc. prior to the Separation are presented as discontinued operations and, as such, are excluded from continuing operations and results of operations from all periods presented. For further information on the Separation, see "Note 1 – *The Company and Basis of Presentation*".

The Company's presentation of discontinued operations excludes general corporate overhead costs, which were historically allocated to Xperi Inc., that do not meet the requirements to be presented in discontinued operations, although such costs are not reflective of the on-going operations of the Company. Such allocations included labor and non-labor costs related to the Company's corporate support functions (e.g., administration, human resources, finance, accounting, tax, information technology, corporate development, legal, among others) that historically provided support to Xperi Inc. prior to the Separation. In addition, discontinued operations exclude the historical intercompany balances and transactions between the Company and Xperi Inc. that were eliminated in consolidation.

In connection with the Separation, the Company incurred separation costs of $45.0 million from January 1, 2020 to December 31, 2023. Separation costs primarily consist of third-party advisory, consulting, legal and professional service, IT and employee bonus costs directly related to the Separation, as well as other items that are incremental and one-time in nature. Out of these costs, $28.6 million were incurred prior to the Separation and are included in net loss from discontinued operations, net of tax. The remaining separation costs of $16.4 million were incurred after the Separation and are reflected in continuing operations within operating expenses in the Company's Consolidated Statement of Operations.

The Company and Xperi Inc. entered into various agreements to effect the Separation and provide a framework for their on-going relationship, including a separation and distribution agreement, transition services agreement, employee matters agreement, tax matters agreement, cross business license agreement and data sharing agreement. The transition services agreement consists of services that Xperi Inc. and its subsidiaries will provide to the Company and its subsidiaries for a transitional period, as defined in the agreement. The services to be provided include back office functions and assistance with regard to administrative tasks relating to day-to-day activities as needed, including finance, accounting and tax activities, IT services, customer support, facilities services, human resources, and general corporate support, as well as pass-through services provided by certain vendors. The impact of these transition services on the Company's Consolidated Financial Statements for the year ended December 31, 2023 was not material.

Net Loss from Discontinued Operations, Net of Tax

The financial results of Xperi Inc. through September 30, 2022 are presented as net loss from discontinued operations, net of tax, on the Consolidated Statements of Operations. The following table presents financial results of Xperi Inc. (in thousands):

	2022 [1]	2021
Revenue	$ 366,730	$ 486,484
Operating expenses:		
Cost of revenue	85,689	125,627
Research and development	158,708	194,869
Selling, general and administrative	123,764	137,745
Depreciation expense	15,702	21,777
Amortization expense	46,166	105,311
Litigation expense	921	6,371
Goodwill impairment	354,000	—
Total operating expenses	784,950	591,700
Operating loss	(418,220)	(105,216)
Interest expense	(754)	—
Other income and expense, net	62	1,870
Loss before taxes	(418,912)	(103,346)
Provision for income taxes	18,066	23,550
Net loss from discontinued operations, net of tax	$ (436,978)	$ (126,896)
Less: net loss attributable to noncontrolling interest	(2,706)	(3,456)
Net loss attributable to discontinued operations	$ (434,272)	$ (123,440)

[1] Represents nine months of Xperi Inc.'s operations in 2022, as compared to a full year of Xperi Inc.'s operations in 2021.

Assets and Liabilities of Discontinued Operations

The total net impact to stockholders' equity as a result of the Separation was a reduction of $748.9 million, which has been reflected as a reduction of $767.3 million, $5.1 million and $13.3 million to additional paid-in capital, accumulated other comprehensive income (loss) and noncontrolling interest, respectively, in the Consolidated Statements of Equity as of December 31, 2022.

Transactions of Discontinued Operations

The following transactions have been included as part of discontinued operations for all the periods presented.

Business Combinations

The Company completed certain acquisitions that were accounted for as business combinations, using the acquisition method. The assets and liabilities and results of operations following the business combinations were attributed to the Company's former product business. The results of operations are presented in the Consolidated Statements of Operations for all periods as net loss from discontinued operations, net of tax.

MobiTV

On May 31, 2021, the Company completed the acquisition of certain assets and assumption of certain liabilities of MobiTV, Inc. ("MobiTV"), a provider of application-based Pay-TV video delivery solutions (the "MobiTV Acquisition"). The net purchase price for the MobiTV Acquisition was $17.4 million.

Purchase Price Allocation

The MobiTV Acquisition was accounted for as a business combination, using the acquisition method. The following table presents the allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on the fair values at the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill, all of which is expected to be deductible for tax purposes. The following table sets forth the final purchase price allocation (in thousands):

	Estimated Useful Life (years)		Final Fair Value
Other current assets			$ 390
Property and equipment			9,223
Operating lease right-of-use assets			1,186
Identifiable intangible assets:			
Patents	10	5,000	
Technology	6	3,260	
Total identifiable intangible assets			8,260
Goodwill			4,059
Other long-term assets			115
Accrued liabilities			(5,288)
Noncurrent operating lease liabilities			(545)
Total purchase price			$ 17,400

The results of operations and cash flows relating to the business acquired pursuant to the MobiTV Acquisition were included in the Company's Consolidated Financial Statements for periods subsequent to May 31, 2021, and the related assets and liabilities were recorded at their estimated fair values in the Company's consolidated balance sheet as of May 31, 2021. Certain assets and liabilities acquired in the business combination were attributed to the Company's IP Licensing segment.

Supplemental Pro Forma Information

The following unaudited pro forma financial information assumes the MobiTV Acquisition was completed as of January 1, 2020. The unaudited pro forma financial information as presented below is for informational purposes only and is based on estimates and assumptions that were made solely for purposes of developing such pro forma information. This is not necessarily indicative of the results of operations that would have been achieved if the MobiTV Acquisition had taken place on January 1, 2020, nor is it necessarily indicative of future results. Consequently, actual results could differ materially from the unaudited pro forma financial information presented below. The following table presents the pro forma operating results as if the acquired operations of MobiTV had been included in the Company's Consolidated Statements of Operations as of January 1, 2020 (unaudited, in thousands):

	Year Ended December 31, 2021
Net income (loss) attributable to discontinued operations	$ (71,169)

The unaudited supplemental pro forma information above includes the following pro forma adjustments: removal of certain elements of the historical MobiTV business that were not acquired, elimination of inter-company transactions between MobiTV and the Company, adjustments for transaction related costs and adjustments to reflect the impact of purchase accounting adjustments. The unaudited supplemental pro forma information above does not include any cost saving synergies from operating efficiencies.

Vewd Software Holdings Limited

On July 1, 2022, the Company completed the acquisition of Vewd Software Holdings Limited ("Vewd" and the acquisition, the "Vewd Acquisition"), a provider of over-the-top ("OTT") and hybrid TV solutions. The total consideration was approximately $102.9 million, consisting of approximately $52.9 million of cash and $50.0 million of debt.

Purchase Price Allocation

The Vewd Acquisition was accounted for as a business combination, using the acquisition method. The following table presents the allocation of the purchase price to the identifiable assets acquired and liabilities assumed based on the fair values at the acquisition date (in thousands):

	Estimated Useful Life (years)		Estimated Fair Value
Cash and cash equivalents			$ 2,684
Accounts receivable			3,341
Unbilled contracts receivable			2,335
Other current assets			1,208
Property and equipment			443
Operating lease right-of-use assets			2,020
Identifiable intangible assets:			
Technology	7	28,050	
Customer relationships - large	7	4,900	
Customer relationships - small	4	3,500	
Non-compete agreements	2	870	
Trade name	5	830	
Total identifiable intangible assets			38,150
Goodwill			68,115
Other long-term assets			977
Current liabilities			(6,566)
Long-term deferred tax liabilities			(8,393)
Noncurrent operating lease liabilities			(1,094)
Other long-term liabilities			(307)
Total purchase price			$ 102,913

The above purchase price allocation, including the purchase consideration, was based on valuations and assumptions, including potential changes to prepaid income taxes, current and non-current income taxes payable, deferred taxes, and other working capital adjustments.

Vewd Results of Operations

The results of operations and cash flows related to the Vewd Acquisition were included in the Company's Consolidated Financial Statements for periods subsequent to July 1, 2022, and the related assets and liabilities were recorded at their estimated fair values in the Company's consolidated balance sheet as of July 1, 2022. For the year ended December 31, 2022, the acquired Vewd business contributed $2.5 million of revenue and $10.1 million of operating loss, respectively, to the Company's operating results.

Transaction Costs

In connection with the Vewd Acquisition, the Company incurred one-time expenses such as transaction related costs and severance and retention costs. For year ended December 31, 2022, transaction related costs including transaction bonuses, legal and consultant fees were $6.1 million and severance and retention costs were $2.1 million.

Supplemental Pro forma Information

The following unaudited pro forma financial information assumes the Vewd Acquisition was completed as of January 1, 2021. The unaudited pro forma financial information as presented below is for information purposes only and is based on estimates and assumptions that were made solely for purposes of developing such pro forma information. This is not necessarily indicative of the results of operations that would have been achieved if the Vewd Acquisition had taken place on January 1, 2021, nor is it necessarily indicative of future results. Consequently, actual results could differ materially from the unaudited pro forma financial information presented below.

The following table presents the pro forma operating results as if the acquired operations of Vewd had been included in the Company's Consolidated Statements of Operations as of January 1, 2021 (unaudited, in thousands):

	2022	2021
Net loss attributable to discontinued operations	$ (377,614)	$ (62,976)

The unaudited supplemental pro forma information above includes the following pro forma adjustments: adjustments for transaction related costs and severance and retention costs, adjustments for amortization of intangible assets, and elimination of inter-company transactions between Vewd and the Company. The unaudited supplemental pro forma information above does not include any cost saving synergies from operating efficiencies.

Goodwill and Identified Intangible Assets

During the three months ended September 30, 2022, indicators of potential impairment for the Company's former product reporting unit were identified such that management concluded it was more-likely-than-not that goodwill was impaired and that a quantitative interim goodwill impairment assessment should be performed as of September 30, 2022. Indicators of potential impairment included a sustained decline in the Company's stock price during the second half of the third quarter of 2022, reflective of rising interest rates and a continued decline in macroeconomic conditions. The Company proceeded to perform a fair value analysis of the Company's former product reporting unit using the market capitalization approach. Under this approach, management estimated the fair value of the Company's former product reporting unit as of September 30, 2022, using quoted market prices of the common stock of Xperi Inc., which as of October 1, 2022, comprised the former product segment of the Company, over its first ten trading days following the Separation, and a control premium representing the synergies a market participant would achieve upon obtaining control of Xperi Inc.

As a result of the fair value analysis, the Company recognized a goodwill impairment charge of $354.0 million in the third quarter of 2022, which was allocated to the Company's former product segment and included as part of net loss from discontinued operations, net of tax in the Consolidated Statements of Operations. The Company also assessed the recoverability of indefinite-lived intangible assets related to the Company's former product reporting unit and concluded that no impairment existed as of September 30, 2022, as its estimated fair values exceeded their carrying amounts. No impairment indicators were identified with respect to other long-lived assets.

Net Cash Flows of Discontinued Operations

In connection with the Separation, the Company distributed $182.9 million of cash which is presented as part of financing activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2022. The following table presents selected financial information related to cash flows from discontinued operations:

	2022 [1]	2021
Net cash from operating activities	$ 2,308	$ 24,395
Net cash from investing activities	$ (61,097)	$ (21,479)

[1] Represents nine months of Xperi Inc.'s operations in 2022, as compared to a full year in 2021.

NOTE 10 – GOODWILL AND IDENTIFIED INTANGIBLE ASSETS

Goodwill

The carrying value of goodwill at December 31, 2023 and 2022 was $313.7 million. Changes to the carrying value of goodwill from January 1, 2022 through December 31, 2023 were as follows (in thousands):

	Amounts
Balance at December 31, 2021	$ 314,576
Goodwill adjustment related to mergers in prior periods	(916)
Balance at December 31, 2022 and 2023	$ 313,660

Goodwill at each reporting unit is evaluated for potential impairment annually, as of the beginning of the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The process of evaluating goodwill for potential impairment is subjective and requires significant estimates, assumptions and judgments particularly related to the identification of reporting units, the assignment of assets and liabilities to reporting units and estimating the fair value of each reporting unit.

As part of its annual goodwill impairment test, the Company elected to proceed with a qualitative goodwill impairment test and no indicators of potential impairment were identified. Additionally, based on the qualitative evaluation, which included consideration of the carrying value of the IP Licensing reporting unit and market capitalization of the Company, no goodwill impairment triggers were identified as of December 31, 2023. No impairment charges associated with the IP Licensing reporting unit were recognized for the years ended December 31, 2022 and 2021.

Identified Intangible Assets

Identified intangible assets consisted of the following (in thousands):

	Average Life (Years)	December 31, 2023			December 31, 2022		
		Gross Assets	Accumulated Amortization	Net	Gross Assets	Accumulated Amortization	Net
Finite-lived intangible assets							
Acquired patents / core technology	3-10	$ 654,360	$ (323,261)	$ 331,099	$ 645,928	$ (270,275)	$ 375,653
Customer contracts and related relationships	3-9	155,900	(139,827)	16,073	155,900	(101,252)	54,648
Existing technology / content database	5-10	38,681	(38,681)	—	38,681	(36,614)	2,067
Trademarks/trade name	4-10	1,300	(1,300)	—	1,300	(1,192)	108
Total intangible assets		$ 850,241	$ (503,069)	$ 347,172	$ 841,809	$ (409,333)	$ 432,476

As of December 31, 2023, the estimated future amortization expense of total finite-lived intangible assets was as follows (in thousands):

	Amounts
2024	$ 69,815
2025	53,737
2026	53,603
2027	53,251
2028	48,208
Thereafter	68,558
Total	$ 347,172

NOTE 11 – DEBT

The outstanding amounts of debt were as follows (in thousands):

	December 31,			
	2023		**2022**	
Refinanced Term B Loans	$	601,250	$	749,250
Unamortized debt discount and issuance costs		(15,555)		(19,857)
		585,695		729,393
Less: current portion, net of debt discount and issuance costs		(66,145)		(109,813)
Total long-term debt, net of current portion	$	519,550	$	619,580

Refinanced Term B Loans

On June 8, 2021, the Company amended that certain Credit Agreement dated June 1, 2020 by and among the Company, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent (the "2020 Credit Agreement"). The 2020 Credit Agreement initially provided for a five-year senior secured term B loan facility in an aggregate principal amount of $1,050 million (the "2020 Term B Loan Facility"). In connection with the amendment (the "Amendment"), the Company made a voluntary prepayment of $50.6 million of the term loan outstanding under the 2020 Credit Agreement using cash on hand. The Amendment provided for, among other things, (i) a new tranche of term loans (the "Refinanced Term B Loans") in an aggregate principal amount of $810.0 million, (ii) a reduction of the interest rate margin applicable to such loans to (x) in the case of base rate loans, 2.50% per annum and (y) in the case of Eurodollar loans, LIBOR plus a margin of 3.50% per annum, (iii) a prepayment premium of 1.00% in connection with any repricing transaction with respect to the Refinanced Term B Loans within six months of the closing date of the Amendment, (iv) an extension of the maturity to June 8, 2028, and (v) certain additional amendments, including amendments to provide the Company with additional flexibility under the covenant governing restricted payments. The Company commenced repaying quarterly installments under the Refinanced Term B Loans in the third quarter of 2021.

On May 30, 2023, the Company amended the 2020 Credit Agreement to replace the reference to LIBOR as the base rate with the reference to the Secured Overnight Financing Rate "SOFR" as administered by the Federal Reserve Bank of New York. The new reference rate was effective July 1, 2023.

The obligations under the 2020 Credit Agreement, inclusive of any changes by the Amendment, continue to be guaranteed by the Company's wholly-owned material domestic subsidiaries (collectively, the "Guarantors") and continue to be secured by a lien on substantially all of the assets of the Company and the Guarantors.

The 2020 Credit Agreement, as amended, contains customary events of default, upon the occurrence of which, after any applicable cure period, the lenders will have the ability to accelerate all outstanding loans thereunder. The 2020 Credit Agreement, as amended, also contains customary representations and warranties and affirmative and negative covenants that, among other things and subject to certain exceptions, restrict the ability of the Company and its subsidiaries to create or incur certain liens, incur or guarantee additional indebtedness, merge or consolidate with other companies, transfer or sell assets and make restricted payments. The Separation did not require the Company to obtain any waivers under the 2020 Credit Agreement, and the Company completed the Separation in compliance with all of the covenants contained in the 2020 Credit Agreement. The 2020 Credit Agreement, as amended, requires the Company to maintain a total net leverage ratio of no greater than 3.00x in order access an annual basket from which to make restricted payments (such as dividend payments and share repurchases). The Company was in compliance with all requirements as of December 31, 2023. The 2020 Credit Agreement, as amended, also requires the Company to make additional cash payments on an annual basis beginning in April 2023 based on certain leverage ratios and excess cash flow generated for the immediately preceding fiscal year. The additional cash payments are applied to the remaining principal balance due at final maturity. Accordingly, as of December 31, 2023, the Company reclassified $29.1 million to current portion of long-term debt for the payment to be made under the excess cash flow provisions in 2024.

Certain lenders of the 2020 Term B Loan Facility participated in the Amendment and the changes in terms were not considered substantial. Accordingly, the Company accounted for the refinancing event for these lenders as a debt modification under ASC 470-50, "Debt — Modifications and Extinguishments." Under its policy, the Company elected to continue to defer the unamortized debt discount and issuance costs for these continuing lenders related to the partial pay-down of the debt. Certain lenders of the 2020 Term B Loan Facility did not participate in the Amendment. Accordingly, the Company accounted for the refinancing event for these lenders as a debt extinguishment. As a result, the Company recorded an $8.0 million loss on debt extinguishment in the second quarter of 2021, related to the write-off of unamortized debt discount and issuance costs for the portions of the 2020 Term B Loan Facility considered to be extinguished.

In connection with its entry into the Amendment, the Company incurred $6.8 million in debt financing costs, of which $4.2 million were capitalized in accordance with ASC 835-30 "Debt Issuance Costs" and, together with a portion of the unamortized debt discount and issuance costs from the 2020 Term B Loan Facility, are being amortized into interest expense over the term of the Amendment. Under ASC 470-50, the remaining $2.6 million, primarily related to third-party fees, were recorded as selling, general and administrative expense in the second quarter of 2021. After the Separation, the Company remains the obligor under the Refinanced B Term Loans.

Interest Expense and Expected Principal Payments

At December 31, 2023, $601.3 million in total debt was outstanding. There were also $15.6 million of unamortized debt discount and issuance costs recorded as a reduction from the carrying amount of the debt. The interest rate on the Refinanced Term B Loans as of December 31, 2023, including the amortization of debt discount and issuance costs, was 9.9% and interest is payable monthly. Interest expense was $62.5 million, $45.3 million and $39.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. Amortized debt discount and issuance costs, which were included in interest expense, amounted to $4.3 million, $4.4 million and $6.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, future minimum principal payments for long-term debt, excluding any additional principal payment required by the excess cash flow provision, are summarized as follows (in thousands):

	Amounts
2024	$ 40,500
2025	40,500
2026	40,500
2027	40,500
2028	439,250
Total	$ 601,250

NOTE 12 – NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted shares (in thousands):

	Years Ended December 31,		
	2023	**2022**	**2021**
Numerator:			
Net income from continuing operations	$ 67,372	$ 138,392	$ 67,983
Net loss attributable to discontinued operations	—	(434,272)	(123,440)
Net income (loss) attributable to the Company	$ 67,372	$ (295,880)	$ (55,457)
Denominator:			
Weighted average common shares outstanding	106,554	104,336	104,735
Add: Effect of dilutive securities associated with options	—	—	17
Add: Effect of dilutive securities associated with restricted stock awards and units	6,293	3,244	2,513
Add: Effect of dilutive securities associated with employee stock purchase program	2	—	—
Weighted average common shares - dilutive	112,849	107,580	107,265
Basic net income (loss) per share			
Continuing operations	$ 0.63	$ 1.33	$ 0.65
Discontinued operations	—	(4.16)	(1.18)
Net income (loss) attributable to the Company	$ 0.63	$ (2.83)	$ (0.53)
Diluted net income (loss) per share			
Continuing operations	$ 0.60	$ 1.29	$ 0.63
Discontinued operations	—	(4.04)	(1.15)
Net income (loss) attributable to the Company	$ 0.60	$ (2.75)	$ (0.52)
Anti-dilutive employee stock-based awards, excluded	616	1,758	2,780

Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period, excluding any unvested restricted stock awards that are subject to repurchase. Diluted net income (loss) per share is computed using the treasury stock method to calculate the weighted average number of shares of common stock and, if dilutive, potential common shares outstanding during the period. Potentially dilutive common shares include unvested restricted stock awards and incremental common shares issuable upon the exercise of stock options, less shares repurchased from assumed proceeds. The assumed proceeds calculation includes actual proceeds to be received from the employee upon exercise and the average unrecognized stock compensation cost during the period.

NOTE 13 – STOCKHOLDERS' EQUITY

Equity Incentive Plans

The 2020 EIP

On June 1, 2020, the Company adopted the 2020 Equity Incentive Plan (the "2020 EIP"). Under the 2020 EIP, the Company may grant equity-based awards to employees, non-employee directors, and consultants for services rendered to the Company (or any parent or subsidiary) in the form of stock options, stock awards, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and performance awards (or any combination thereof). A total of 16.8 million shares have been reserved for issuance under the 2020 EIP provided that each share issued pursuant to "full value" awards (i.e., stock awards, restricted stock awards, restricted stock units, performance awards and dividend equivalents) are counted against shares available for issuance under the 2020 EIP on a 1.5 to 1 ratio. At the 2022 Annual Stockholders Meeting on April 29, 2022, the Company's shareholders approved an amendment to the 2020 EIP and increased by 8.8 million the number of shares reserved for issuance.

The 2020 EIP provides for option grants designed as either incentive stock options or non-statutory options. Options generally are granted with an exercise price not less than the value of the common stock on the grant date and have a term of ten years from the date of grant and vest over a four-year period. The vesting criteria for restricted stock awards and restricted stock units is generally the passage of time or meeting certain performance-based objectives, and continued employment through the vesting period, which is generally four years for time-based awards.

Assumed Plans

On June 1, 2020, the Company assumed all then-outstanding stock options, awards, and shares available and reserved for issuance under all legacy Equity Incentive Plans of TiVo (collectively, the "Assumed Plans"). Stock options assumed from the Assumed Plans generally have vesting periods of four years and a contractual term of seven years. Awards of restricted stock and restricted stock units assumed from the Assumed Plans are generally subject to a four year vesting period. The number of shares subject to stock options and restricted stock unit awards outstanding under these plans are included in the tables below. Shares reserved under the Assumed Plans will be available for future grants.

As of December 31, 2023, there were 3.6 million shares reserved for future grants under both the 2020 EIP and the Assumed Plans.

A summary of the stock option activity is presented below (in thousands, except per share amounts):

| | Options Outstanding | | | |
	Number of Shares Subject to Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at December 31, 2020	637	$ 29.59		
Options granted	—	$ —		
Options exercised	(39)	$ 20.03		
Options canceled / forfeited / expired	(151)	$ 44.99		
Balance at December 31, 2021	447	$ 25.22		
Options granted	—	$ —		
Options exercised	(10)	$ 13.96		
Options canceled / forfeited / expired	(73)	$ 37.24		
Balance at December 31, 2022	364			
Options granted	—			
Options exercised	(81)	$ 10.87		
Options canceled / forfeited / expired	(70)	$ 11.87		
Balance at December 31, 2023	213		1.75	$ 103
Vested and expected to vest at December 31, 2023	213		1.75	$ 103
Exercisable at December 31, 2023	213		1.75	$ 103

The following table summarizes information about stock options outstanding and exercisable under all of the Company's plans at December 31, 2023:

| | Options Outstanding | | | Options Exercisable | |
Range of Exercise Prices per Share	Number Outstanding (in thousands)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Number Exercisable (in thousands)	Weighted Average Exercise Price per Share
$8.99 - $21.60	213	1.75	$14.26	213	$14.26

Restricted Stock Awards

Information with respect to outstanding restricted stock awards (including both time-based vesting and performance-based vesting) as of December 31, 2023 is as follows (in thousands, except per share amounts):

	Restricted Stock Awards			
	Number of Shares Subject to Time-based Vesting	Number of Shares Subject to Performance-based Vesting	Total Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at December 31, 2020	5,662	1,061	6,723	$ 16.63
Awards granted	3,959	650	4,609	$ 22.77
Awards vested / earned	(1,916)	(87)	(2,003)	$ 17.79
Awards canceled / forfeited	(890)	(99)	(989)	$ 17.75
Balance at December 31, 2021	6,815	1,525	8,340	$ 19.61
Awards granted	5,417	514	5,931	$ 12.56
Awards vested / earned	(2,281)	(340)	(2,621)	$ 18.59
Awards canceled / forfeited	(903)	(174)	(1,077)	$ 18.29
Balance at December 31, 2022	9,048	1,525	10,573	$ 10.48
Awards granted	2,064	821	2,885	$ 10.13
Awards vested / earned	(3,042)	(32)	(3,074)	$ 9.86
Awards canceled / forfeited	(479)	(533)	(1,012)	$ 11.68
Balance at December 31, 2023	7,591	1,781	9,372	$ 10.44

Performance Awards

Performance awards may be granted to employees or consultants based upon, among other things, the contributions, responsibilities and other compensation of the particular employee or consultant. The value and the vesting of such performance awards are generally linked to one or more performance goals or certain market conditions determined by the Company, in each case on a specified date or dates or over any period or periods determined by the Company, and may range from zero to 200 percent of the grant. For performance awards subject to a market vesting condition ("market-based PSUs"), the fair value per award is fixed at the grant date and the amount of compensation expense is not adjusted during the performance period regardless of changes in the level of achievement of the market condition.

Employee Stock Purchase Plans

On June 1, 2020, the Company adopted the 2020 Employee Stock Purchase Plan (the "2020 ESPP"). The 2020 ESPP is implemented through consecutive overlapping 24-month offering periods, each of which is comprised of four six-month purchase periods. The first offering period commenced on September 1, 2020 and ended on August 31, 2022. Due to the Separation, the next offering period under the 2020 ESPP plan commenced on December 1, 2022. Each subsequent offering period under the 2020 ESPP will be twenty-four (24) months long and will commence on each December 1 with four six-month purchase periods. Participants may contribute up to 100% of their base earnings and commissions through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will equal 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

An eligible employee's right to buy the Company's common stock under the 2020 ESPP may not accrue at a rate in excess of $25,000 of the fair market value of such shares per calendar year for each calendar year of an offering period. If the fair market value per share of the Company's common stock on any purchase date during an offering period is less than the fair market value per share on the start date of the 24-month offering period, then that offering period will automatically terminate and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period. Due to the fair market value per share of Company's common stock on November 30, 2023 as compared to the fair market value per share on June 1, 2023, the offering period was automatically terminated and a new 24-month offering period began on December 1, 2023 and will end on November 30, 2025.

At the 2022 Annual Stockholders Meeting on April 29, 2022, the Company's shareholders approved an amendment to the 2020 ESPP and increased by 6.0 million the number of shares reserved for issuance. As of December 31, 2023, there were 5.3 million shares reserved for grant under the Company's 2020 ESPP.

Modification of Equity Awards

In connection with the Separation and under the provisions of the existing plans described above, the Company's outstanding stock options and equity awards were converted to units denominated in the equity of the Company, Xperi Inc., or both. The number of units and exercise prices of outstanding stock options and equity awards were converted based on the conversion ratios established in the Employee Matters Agreement that the Company entered into in connection with the Separation. The intent of the conversion ratios was to preserve the value of the awards immediately before and after the Separation. Upon the Separation, employees holding stock options and equity awards denominated in the Company's pre-Separation stock received a number of otherwise-similar stock options and awards in post-Separation Company's stock and/or Xperi Inc.'s stock based on the conversion ratios outlined for each group of employees. For purposes of the vesting of these equity awards, continued employment or service with the Company or with Xperi Inc. is treated as continued employment for purposes of both the Company's and Xperi Inc.'s equity awards and the vesting terms of each converted grant remained unchanged. There were no changes to the plan terms described above with the exception that the price on the grant date, or October 1, 2022 was adjusted to exclude the value of Xperi Inc. based on the conversion ratios applied to other equity awards.

Dividends

Stockholders of the Company's common stock are entitled to receive dividends when declared by the Company's Board of Directors. For the years ended December 31, 2023, 2022 and 2021, dividends declared in the aggregate for each year were $0.20 per common share, respectively.

The capacity to pay dividends in the future depends on many factors, including the Company's financial condition, results of operations, capital requirements, capital structure, industry practice and other business conditions that the Board of Directors considers relevant.

Stock Repurchase Programs

On June 12, 2020 the Board of Directors (the "Board") of the Company authorized a new stock repurchase program providing for the repurchase of up to $150.0 million of the Company's Common Stock dependent on market conditions, share prices and other factors. On April 22, 2021, the Board authorized an additional $100.0 million of purchases under the existing stock repurchase plan.

There were no shares repurchased during the year ended December 31, 2023. As of December 31, 2022, the Company has repurchased a total of approximately 10.0 million shares of common stock, since inception of the plan, at an average price of $17.24 per share for a total cost of $172.2 million. The shares repurchased are recorded as treasury stock and are accounted for under the cost method. No expiration date has been specified for this plan. As of December 31, 2023, the total remaining amount available for repurchase under this plan was $77.8 million. The Company may execute authorized repurchases from time to time under the plan.

The Company accounts for stock repurchases using the cost method and records retirement of treasury stock as a reduction of the cumulative treasury stock paid-in capital balance. Once the cumulative balance is reduced to zero, any remaining difference resulting from the retirement of treasury stock is recorded as a reduction of retained earnings.

The Company issues restricted stock awards as part of the equity incentive plans described above. For the majority of restricted awards, shares are withheld to satisfy required withholding taxes at the vesting date. Shares withheld to satisfy required withholding taxes in connection with the vesting of restricted awards are treated as common stock repurchases in the consolidated financial statements because they reduce the number of shares that would have been issued on vesting. However, these withheld shares are not included in common stock repurchases under the Company's authorized share repurchase plan. During the year ended December 31, 2023, 2022 and 2021, the Company withheld 1.1 million, 1.0 million and 0.8 million shares of common stock to satisfy $11.3 million, $15.9 million and $15.9 million of required withholding taxes, respectively.

NOTE 14 – STOCK-BASED COMPENSATION EXPENSE

The effect of recording stock-based compensation ("SBC") expense for the years ended December 31, 2023, 2022 and 2021 is as follows (in thousands):

	Years Ended December 31,		
	2023	**2022**	**2021**
Research and development	$ 2,911	$ 1,644	$ 1,895
Selling, general and administrative	15,146	21,201	23,733
Total stock-based compensation expense	$ 18,057	$ 22,845	$ 25,628

In connection with termination of employment with a former executive on March 1, 2022, the Company entered into a Separation Agreement and Release with the executive, dated February 18, 2022 (the "Separation Agreement"). Pursuant to the Separation Agreement, the Company approved, among other severance benefits, accelerated vesting of 372,244 of outstanding performance and time-based restricted stock awards. As a result of this modification, the Company recorded incremental SBC expense of approximately $2.2 million during the first quarter of 2022.

As a result of the Separation and the conversion of the outstanding stock options and equity awards described in "Note 13 – *Stockholders' Equity*", the Company compared the fair value of the outstanding stock options immediately before and after the Separation and a total incremental cost of $0.4 million was recognized as part of stock-based compensation expense during the year ended December 31, 2022.

The total fair value of restricted stock awards vested during the years ended December 31, 2023, 2022 and 2021 was $30.3 million, $48.7 million and $35.6 million, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $0.04 million, $0.02 million and $0.1 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

As of December 31, 2023, there was no unrecognized stock-based compensation balance after estimated forfeitures related to unvested stock options, and there was $35.7 million related to restricted stock awards, including performance-based awards, to be recognized over an estimated weighted average period of 2.0 years.

The Company uses the Black-Scholes option pricing model to determine the estimated fair value of options and ESPP shares. The fair value of each option grant is determined on the date of grant and the expense is recorded on a straight-line basis over the offering period of two years. The assumptions used in the model include expected life, volatility, risk-free interest rate, and dividend yield. The Company's determinations of these assumptions are outlined below.

Expected life – The expected life assumption is based on analysis of the Company's historical employee exercise patterns. The expected life of options granted under the ESPP represents the offering period of two years.

Volatility – Prior to the Separation, volatility was calculated using the historical volatility of the Company's common stock for a term consistent with the expected life. After the Separation, and due to limited historical trading data, volatility is calculated based on a peer group over the most recent period that represents the remaining term of the vesting period as of the valuation date.

Risk-free interest rate – The risk-free interest rate assumption is based on the U.S. Treasury rate for issues with remaining terms similar to the expected life of the options.

Dividend yield – Expected dividend yield is calculated based on cash dividends declared by the Board for the previous four quarters and dividing that result by the average closing price of the Company's common stock for the quarter. Cash dividends are not paid on options, restricted stock awards or unvested restricted stock awards.

In addition, the Company estimates forfeiture rates. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Historical data is used to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

There were no stock options granted during the years ended December 31, 2023, 2022 and 2021.

The following assumptions were used to value the ESPP shares:

	Years Ended December 31,		
	2023	2022	2021
Expected life (years)	2.0	2.0	2.0
Risk-free interest rate	4.3% − 4.6%	1.3 − 4.3%	0.1 − 0.2%
Dividend yield	2.0%	1.1 − 2.3%	0.9 − 1.2%
Expected volatility	61.3% − 63.5%	48.5 − 69.0%	52.0%

For the years ended December 31, 2023, 2022 and 2021, an aggregate of 182,000, 1,301,000 and 1,238,000 common shares, respectively, were purchased pursuant to the ESPP.

The Company uses a Monte Carlo simulation to determine the grant date fair value of performance stock awards subject to market conditions, or market-based PSUs. The following assumptions were used to value the performance stock awards subject to market conditions granted in the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	2022	2021
Expected life (in years)	2.4 − 3.0	3.0	3.0
Risk-free interest rate	3.64% − 4.85%	2.8%	0.3%
Dividend yield	1.91% − 2.32%	1.2%	1.0%
Expected volatility	61.3% − 68.5%	37.5% − 40.9%	47.9%

NOTE 15 – INCOME TAXES

The components of total income (loss) before taxes from continuing operations are as follows (in thousands):

	Years Ended December 31,					
		2023		2022		2021
U.S.	$	80,015	$	110,796	$	71,485
Foreign		(39)		(1,024)		1,326
Income before taxes from continuing operations	$	79,976	$	109,772	$	72,811

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Years Ended December 31,					
		2023		2022		2021
Current:						
U.S. federal	$	(7,830)	$	(5,156)	$	(5,578)
Foreign		3,853		9,937		14,045
State and local		5,187		8,636		4,201
Total current		1,210		13,417		12,668
Deferred:						
U.S. federal		21,400		(36,363)		(576)
Foreign		(3,200)		4,730		(4,935)
State and local		(6,806)		(10,404)		(2,329)
Total deferred		11,394		(42,037)		(7,840)
Provision for (benefit from) income taxes	$	12,604	$	(28,620)	$	4,828

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2023	**2022**
Deferred tax assets		
Net operating losses	$ 65,235	$ 63,702
Research tax credits	71,894	78,340
Foreign tax credits	1,088	29,077
Expenses not currently deductible	15,815	18,823
Deferred revenue	6,765	8,428
Capitalized research expenses	37,942	38,806
Lease liability	2,382	1,598
Gross deferred tax assets	201,121	238,774
Valuation allowance	(118,039)	(120,508)
Net deferred tax assets	83,082	118,266
Deferred tax liabilities		
Revenue recognition	(1,089)	(4,288)
Operating leases	(2,208)	(1,388)
Acquired intangible assets	(53,921)	(74,075)
Other	(1,979)	(3,237)
Net deferred tax assets	$ 23,885	$ 35,278

At December 31, 2023 and 2022, the Company had a valuation allowance of $118.0 million and $120.5 million, respectively, related to state, and foreign deferred tax assets that the Company believes will not be realizable on a more-likely-than-not basis. The $2.5 million decrease from the prior year is primarily comprised of state and foreign valuation allowance adjustments.

The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are realizable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such an assessment, significant weight is given to evidence that can be objectively verified. After considering both positive and negative evidence to assess the recoverability of the Company's net deferred tax assets, the Company determined that the positive evidence outweighed the negative evidence primarily due to cumulative income from its IP Licensing business on a continuing operations basis and the expectation of sustained profitability in future periods and concluded that it was more-likely-than-not that it would realize its federal and certain state deferred tax assets. As a result, during the fourth quarter of 2022, the Company released the valuation allowance on all the federal deferred tax assets and state deferred tax assets, except for California and certain other states where tax attributes can only be utilized against the income of specific legal entities. The release of the valuation allowance resulted in $86.1 million of tax benefit. The Company maintains a full valuation allowance on its foreign deferred tax asset as the expectation of future taxable income is uncertain.

As of December 31, 2023, the Company had federal net operating loss carryforwards of approximately $2.6 million and state net operating loss carryforwards of approximately $884.7 million. The state net operating loss carryforwards, if not utilized, will begin to expire on various dates beginning in 2024 and will continue to expire through 2043. The Company has research tax credit carryforwards of approximately $77.8 million for federal purposes. The federal research tax credit will start to expire in 2024 and will continue to expire through 2043. The Company also has research tax credit carryforwards of approximately $77.4 million for state purposes, which do not expire. The Company has $67.5 million of foreign tax credit carryforwards which will begin to expire in 2024 and will continue to expire through 2031. Under the provisions of the Code, substantial ownership changes may limit the amount of net operating loss and tax credit carryforwards that can be utilized annually in the future to offset taxable income.

A reconciliation of the provision for income taxes based on the statutory U.S. federal income tax rate to the provision for (benefit from) income taxes based on the Company's effective tax rate is as follows (in thousands):

	Years Ended December 31,		
	2023	2022	2021
U.S. federal statutory rate	$ 16,794	$ 23,052	$ 15,291
State, net of federal benefit	(2,907)	(2,712)	(617)
Stock-based compensation expense	454	235	(129)
Executive compensation limitation	554	1,236	2,430
Research tax credit	665	(2,705)	353
Foreign withholding tax	(1,956)	5,969	1,575
Transaction costs	—	1,308	145
Foreign tax rate differential	26	4,960	(3,249)
Foreign tax credit	1,234	10,525	10,714
Change in valuation allowance	(11)	(78,699)	(33,526)
U.S. tax reform		541	192
Unrecognized tax benefits	819	(3,318)	4,548
Change in estimates	727	(3,478)	(85)
Foreign exchange and interest	44	4,516	6,956
Divestitures	—	15,396	—
Foreign derived intangible income	(4,088)	(4,697)	—
Others	249	(749)	230
Total	$ 12,604	$ (28,620)	$ 4,828

At December 31, 2023, the Company asserts that it will not permanently reinvest its foreign earnings outside the U.S. The Company anticipates that the cash from its foreign earnings may be used domestically to fund operations, settle a portion of the outstanding debt obligation, or used for other business needs. The accumulated undistributed earnings generated by its foreign subsidiaries was insignificant. Substantially all of these earnings will not be taxable upon repatriation to the United States since under the Tax Cuts and Jobs Act they will be treated as previously taxed income from the one-time transition tax, Global Intangible Low-Taxed Income or dividends-received deduction.

During the fourth quarter of 2019, the Company filed a refund claim for foreign taxes previously withheld from licensees in South Korea based on court rulings in South Korea and other business factors. These previously withheld foreign taxes were claimed as a foreign tax credit in the U.S. As a result of the filed and planned refund claims, the Company recorded a total of $120.3 million and $113.7 million as a noncurrent income tax receivable at December 31, 2023 and 2022, respectively, $64.6 million and $63.6 million as a noncurrent income tax payable at December 31, 2023 and 2022, respectively, and $49.1 million and $42.2 million as a reduction in deferred tax assets at December 31, 2023 and 2022, respectively. Although the refund claim is subject to judicial review, the Company anticipates it will receive refunds in the amount recorded in the receivable.

As of December 31, 2023, unrecognized tax benefits were $229.6 million, of which $193.0 million would affect the effective tax rate if recognized. As of December 31, 2022, unrecognized tax benefits were $229.5 million, of which $194.3 million would affect the effective tax rate if recognized. The Company believes that its unrecognized tax benefits as of December 31, 2023 will decrease by approximately $3.9 million within the next twelve months due to expiring statutes of limitation.

The reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021 is as follows (in thousands):

	Years Ended December 31,		
	2023	2022	2021
Total unrecognized tax benefits at January 1	$ 229,492	$ 230,076	$ 225,279
Increases for tax positions related to the current year	7,765	3,872	6,876
Increases for tax positions related to prior years	1,955	229	5,195
Decreases for tax positions related to prior years	(9,623)	(4,685)	(7,274)
Total unrecognized tax benefits at December 31	$ 229,589	$ 229,492	$ 230,076

It is the Company's policy to classify accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. For the year ended December 31, 2023, the Company recognized $(0.2) million of accrued interest and penalties. For the year ended December 31, 2022, the Company did not recognize any significant interest or penalties. For the year ended December 31, 2021, the Company recognized $0.2 million of interest and penalties. Accrued interest and penalties were $2.6 million and $2.8 million as of December 31, 2023 and 2022, respectively.

At December 31, 2023, the Company's 2019 through 2023 tax years are generally open and subject to potential examination in one or more jurisdictions. In the U.S., any net operating losses or credits that were generated in prior years but not yet fully utilized in a year that is closed under the statute of limitations may also be subject to examination. Earlier tax years for the Company and its subsidiaries are also open in certain jurisdictions and are currently subject to examination. The Company has no significant income tax audits at this time.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Purchase and Other Contractual Obligations

In the ordinary course of business, the Company enters into contractual agreements with third parties that include non-cancelable payment obligations, for which it is liable in future periods. These arrangements primarily include unconditional purchase obligations to service providers. Total future unconditional purchase obligations as of December 31, 2023 are estimated to be $3.4 million, including $1.8 million due in 2024, $1.4 million due in 2025, and $0.2 million due thereafter.

Guarantee

Prior to the Separation, Adeia Media LLC, a subsidiary of the Company ("Adeia Media"), and a subsidiary of Xperi Inc ("Xperi Sub") entered into an agreement (the "Specified Agreement") with a third party pursuant to which Adeia Media guarantees the performance of Xperi Sub under the Specified Agreement, including its payment obligations to such third party. In connection with the Separation, Adeia Media and Xperi Sub entered into a separate cross business agreement (the "Cross Business Agreement") effective as of October 1, 2022 under which Adeia Media agreed to make guarantee payments to Xperi Sub in amounts based on certain of its operating expenses and other minimum performance obligations under the Specified Agreement through 2031. Consequently, on October 1, 2022, the Company recognized a guarantee liability pursuant to ASC 460 "Guarantees" of $19.7 million which represents the fair value of Adeia Media's projected payments of such operating expenses during the term of the Cross Business Agreement. Subsequent changes to the carrying value of the guarantee are recognized as part of the Company's results of operations. The maximum potential amount of future payments subject to the guarantee is approximately $7.5 million per annum between 2023 and 2031.

As of December 31, 2023 and 2022, the balance of the guarantee liability was $18.5 million and $20.5 million, respectively. During the year ended December 31, 2023, the Company made guarantee payments of $1.7 million and recognized other income of $0.3 million in the Consolidated Statement of Operations as a result of a change in the carrying value of the guarantee liability.

Indemnifications

In the normal course of business, the Company provides indemnifications of varying scopes and amounts to certain of its licensees, customers, and business partners against claims made by third parties arising from the use of the Company's products, intellectual property, services or technologies. The Company cannot reasonably estimate the possible range of losses that may be incurred pursuant to its indemnification obligations, if any. Variables affecting any such assessment include, but are not limited to: the nature of the claim asserted; the relative merits of the claim; the financial ability of the party suing the indemnified party to engage in protracted litigation; the number of parties seeking indemnification; the nature and amount of damages claimed by the party suing the indemnified party; and the willingness of such party to engage in settlement negotiations. To date, no such claims have been filed against the Company and no liability has been recorded in the Company's financial statements.

Contingencies

At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of losses is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies.

Litigation related

On June 23, 2017, Adeia Guides Inc. (formerly known as Rovi Guides, Inc.) and Adeia Media Solutions Inc. (formerly known as TiVo Solutions Inc.) (together, "Adeia Media") filed a patent infringement complaint against Videotron Ltd. and Videotron G.P. (together, "Videotron") in Toronto, Canada, alleging infringement of six patents ("Videotron 1"). On June 10, 2022, the Federal Court of Canada issued its decision in the case finding in favor of Videotron and its legacy "illico" platform. Specifically, the Court found invalid each of the asserted claims related to the four remaining patents involved in the case. In Canada, the prevailing party in patent litigation is entitled to reimbursement of certain of its costs and expenses. Accordingly, the Company paid $2.5 million for expense reimbursement in the fourth quarter of 2022. On September 12, 2022, Adeia Media filed a notice of appeal with the Federal Court of Appeal of Canada appealing the decision of the Federal Court of Canada. On January 30, 2023, Adeia Media filed its opening memorandum of fact and law. Videotron filed its memorandum of fact and law on April 17, 2023. On November 28, 2023, the Federal Court of Appeal of Canada held a hearing on the appeal and took the matter under reserve. There is no set date for the Federal Court of Appeal of Canada to issue its decision.

On January 19, 2018, Adeia Media filed a patent infringement complaint against Bell Canada (and four of its affiliates) (collectively, "Bell") in Toronto, Canada, alleging infringement of six patents ("Bell 1"). On February 2, 2018, Adeia Media filed a patent infringement complaint against Telus Corporation (and two of its affiliates) (collectively, "Telus") in Toronto, Canada, alleging infringement of the same six patents ("Telus 1"). Bell 1and Telus 1 were heard together for purposes of pre-trial and trial proceedings. On October 7, 2022, the Federal Court of Canada issued its decision in the two cases finding in favor of Bell and Telus and their respective IPTV services, Bell Fibe TV and Telus Optik TV. Specifically, the Court found invalid each of the asserted claims of the four remaining patents involved in the case. In Canada, the prevailing party in patent litigation is entitled to reimbursement of certain of its costs and expenses. Accordingly, the Company paid $2.8 million for expense reimbursement in the second quarter of 2023. On November 7, 2022, Adeia Media filed a notice of appeal with the Federal Court of Appeal of Canada appealing the decision of the Federal Court of Canada. On June 2, 2023, Adeia Media filed its opening memorandum of fact and law. Bell and Telus filed a combined memorandum of fact and law on August 18, 2023. On November 29, 2023, the Federal Court of Appeal of Canada held a hearing on the appeal and took the matter under reserve. There is no set date for the Federal Court of Appeal of Canada to issue its decision.

The Company is unable to predict the final outcome of other lawsuits, including other patent infringement lawsuits in Canada, to which it is a party and therefore cannot determine the likelihood of loss nor estimate a range of possible losses. An adverse decision in any of these proceedings could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

The Company and its subsidiaries are involved in litigation matters and claims in the normal course of business. In the past, the Company and its subsidiaries have litigated to enforce their respective patents and other intellectual property rights, to enforce the terms of license agreements, to protect trade secrets, to determine the validity and scope of the proprietary rights of others and to defend itself or its customers against claims of infringement or invalidity. The Company expects it or its subsidiaries will be involved in similar legal proceedings in the future, including proceedings regarding infringement of its patents, and proceedings to ensure proper and full payment of royalties by licensees under the terms of its license agreements.

NOTE 17 – SEGMENT AND GEOGRAPHIC INFORMATION

Upon completion of the Separation, the Company changed its operational structure in the fourth quarter of 2022, resulting in one reportable segment: Intellectual Property ("IP") Licensing. Reportable segments are identified based on the Company's organizational structure and information reviewed by the Company's chief operating decision maker ("CODM") to evaluate performance and allocate resources. The Company's Chief Executive Officer is also the CODM as defined by the authoritative guidance on segment reporting.

A portion of the Company's revenue is derived from licensees headquartered outside of the U.S., and it is expected that this revenue will continue to account for a portion of total revenue in future periods. The table below lists the geographic revenue for the periods indicated (in thousands):

| | Years Ended December 31, | | | | | |
	2023		2022		2021	
U.S.	$ 293,673	76%	$ 366,527	84%	$ 299,253	76%
Canada	14,729	4%	28,538	7%	29,545	8%
Asia	70,785	18%	35,842	8%	50,553	13%
Europe and Middle East	7,850	2%	6,058	1%	8,201	2%
Other	1,751	0%	1,968	0%	3,660	1%
Total revenue	$ 388,788	100%	$ 438,933	100%	$ 391,212	100%

For the years ended December 31, 2023, 2022 and 2021, two, three and two customers, respectively, each accounted for 10% or more of total revenue. The following table sets forth revenue generated from customers which comprise 10% or more of total revenue for the periods indicated:

| | Years Ended December 31, | | |
	2023	2022	2021
Customer A	18%	16%	18%
Customer B	*	13%	*
Customer C	11%	11%	14%

* denotes less than 10% of total revenue.

At December 31, 2023, the Company had two customers representing 42% and 28% of aggregate accounts receivable, respectively. At December 31, 2022, the Company had two customers representing 36% and 29% of aggregate accounts receivable, respectively.

As of December 31, 2023 and 2022, property and equipment, net, was all located in the U.S.

NOTE 18 – BENEFIT PLAN

The Company maintains a 401(k) retirement savings plan that allows voluntary contributions by all eligible U.S. employees upon their hire date. Eligible employees may elect to contribute up to the maximum amount allowed under Internal Revenue Service regulations. The Company can make discretionary contributions under the 401(k) plan. During the years ended December 31, 2023, 2022 and 2021, the Company contributed approximately $0.8 million, $1.3 million and $1.0 million, respectively, to the 401(k) plan.

NOTE 19 – SUBSEQUENT EVENTS

Declaration of a Cash Dividend

On February 8, 2024, the Board declared a cash dividend of $0.05 per share of common stock, payable on March 26, 2024, for the stockholders of record at the close of business on March 12, 2024.

NOTE 20 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The accounting requirements for reporting the Separation of Xperi Inc. as a discontinued operation were met when the Separation was completed. Accordingly, the financial results of Xperi Inc. for the years ended December 31, 2022 and 2021 are presented as net loss from discontinued operations, net of tax on the Consolidated Statements of Operations. For further information, see "Note 9 – *Discontinued Operations*".

The following table sets forth the Company's unaudited quarterly Consolidated Statements of Operations for each of the quarters in the years ended December 31, 2022 and 2021, that were retrospectively adjusted to reflect Xperi Inc.'s historical financial results as discontinued operations. The information for each quarter was derived from the Company's unaudited condensed consolidated financial statements and was prepared on a basis consistent with these audited consolidated financial statements, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the financial information contained in those statements. The following quarterly financial data should be read in conjunction with the consolidated financial statements (in thousands, except per share amounts):

	Three Months Ended							
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
Revenue	$ 103,290	$ 89,296	$ 107,815	$ 138,532	$ 89,705	$ 101,647	$ 101,846	$ 98,014
Total operating expenses	70,047	73,654	73,094	69,078	72,738	64,160	70,385	64,901
Operating income from continuing operations	33,243	15,642	34,721	69,454	16,967	37,487	31,461	33,113
Income from continuing operations before income taxes	18,640	4,058	25,712	61,362	7,354	29,249	13,564	22,644
Provision for (benefit from) income taxes	(55,090)	10,401	10,552	5,517	(11,314)	8,676	(387)	7,853
Net income from continuing operations	73,730	(6,343)	15,160	55,845	18,668	20,573	13,951	14,791
Net loss attributable to discontinued operations, net of tax	—	(382,585)	(20,785)	(30,902)	(33,227)	(65,640)	(15,069)	(9,504)
Net income (loss) attributable to the Company	$ 73,730	$(388,928)	$ (5,625)	$ 24,943	$ (14,559)	$ (45,067)	$ (1,118)	$ 5,287
Income (loss) per share:								
Basic								
Continuing operations	$ 0.70	$ (0.06)	$ 0.15	$ 0.54	$ 0.18	$ 0.20	$ 0.13	$ 0.14
Discontinued operations	—	(3.66)	(0.20)	(0.30)	(0.32)	(0.63)	(0.14)	(0.09)
Net income (loss)	$ 0.70	$ (3.72)	$ (0.05)	$ 0.24	$ (0.14)	$ (0.43)	$ (0.01)	$ 0.05
Diluted								
Continuing operations	$ 0.65	$ (0.06)	$ 0.14	$ 0.53	$ 0.18	$ 0.19	$ 0.13	$ 0.14
Discontinued operations	—	(3.61)	(0.20)	(0.29)	(0.31)	(0.61)	(0.14)	(0.09)
Net income (loss)	$ 0.65	$ (3.67)	$ (0.06)	$ 0.24	$ (0.13)	$ (0.42)	$ (0.01)	$ 0.05
Weighted average number of shares-basic	105,135	104,510	104,001	103,679	104,249	104,849	104,906	104,940
Weighted average number of shares-diluted	113,392	105,850	105,160	105,332	105,915	106,910	107,267	107,776

Schedule II. Valuation and Qualifying Accounts for the Years Ended December 31, 2023, 2022 and 2021

(in thousands):

	Balance at Beginning of Year	Charged (Credited) to Expenses	Charged (Credited) to Other Accounts	Balance at End of Year
Deferred income tax asset:				
Valuation allowance				
2021	$ 231,294	$ (52,563)	$ —	$ 178,731
2022	$ 178,731	$ (58,223)	$ —	$ 120,508
2023	$ 120,508	$ (2,450)	$ (19)	$ 118,039
Accounts receivable and unbilled contract receivables				
Allowance for credit losses				
2021	$ 3,031	$ (1,923)	$ —	$ 1,108
2022	$ 1,108	$ (395)	$ —	$ 713
2023	$ 713	$ 750	$ —	$ 1,463

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1*	Separation and Distribution Agreement by and between the Registrant and Xperi Inc., dated as of October 1, 2022 (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022, and incorporated herein by reference)
3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020, and incorporated herein by reference), as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022, and incorporated herein by reference)
3.2	Composite Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 1, 2023, and incorporated herein by reference)
3.3	Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022, and incorporated herein by reference)
4.1	Description of the Registrant's capital stock registered under section 12 of the Securities Exchange Act of 1934.
10.1+	Non-Employee Director Compensation Policy (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, filed August 2, 2017, and incorporated herein by reference)
10.2	Supplement to Commitment Letter and Fee Letter, dated January 3, 2020, by and among the Registrant, TiVo Corporation, Bank of America, N.A., Royal Bank of Canada, and Barclays Bank PLC (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed January 7, 2020, and incorporated herein by reference)
10.3	Credit Agreement, dated as of June 1, 2020, among the Registrant, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.4	Guaranty, dated as of June 1, 2020, among Xperi, TiVo, the other subsidiary guarantors party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.5	Security Agreement, dated as of June 1, 2020, among the Registrant, the other pledgors party thereto and Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.6+	Amendment No. 1 to Credit Agreement, dated as of June 8, 2021, among the Registrant, the subsidiaries of the Registrant party thereto, Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto ((incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on June 10, 2021 (File No. 001-39304))
10.7+	Xperi Holding Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.10 of the Registrant's Registration Statement on Form S-8 filed with the SEC on June 1, 2020 (File No. 333-238846)), as amended by the Plan Amendment to the Registrant's 2020 Equity Incentive Plan, dated as of April 29, 2022 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed August 8, 2022, and incorporated herein by reference)
10.8+	Xperi Holding Corporation 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.11 of the Registrant's Registration Statement on Form S-8 filed with the SEC on June 1, 2020 (File No. 333-238846)), as amended by the Plan of Amendment to the Registrant's 2020 Employee Stock Purchase Plan (filed as Exhibit 10.2 to the Registrant's Quarterly Report on form 10-Q, filed August 8, 2022, and incorporated herein by reference)
10.9	Form of Indemnification Agreement for Registrant Directors, Officers, and Key Employees (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.10+	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for the Xperi Holding Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.11+	Form of Stock Option Grant Notice and Stock Option Agreement for the Xperi Holding Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))

10.12+	TiVo Corporation 2008 Equity Incentive Plan (f/k/a the "Rovi Corporation 2008 Equity Incentive Plan") (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A of TiVo Corporation, filed March 15, 2019 (File No. 001-37870))
10.13+	TiVo Inc. Amended and Restated 2008 Equity Incentive Award Plan (now named the "TiVo Corporation Titan Equity Incentive Award Plan") (incorporated by reference to Exhibit 4.7 to Registration Statement on Form S-8 of TiVo Corporation, filed September 9, 2016 (File No. 333-213578))
10.14+	Xperi Corporation Seventh Amended and Restated 2003 Equity Incentive Plan and Amendment No. 1 (incorporated by reference to Appendices A and B to Additional Definitive Proxy Soliciting Materials on Schedule 14A of Xperi Corporation, filed April 18, 2018 (File No. 001-37956))
10.15+	DTS, Inc. 2014 New Employee Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of DTS, Inc., filed August 20, 2014 (File No. 000-50335))
10.16+	Amendment No. 1 to the DTS, Inc. 2014 New Employee Incentive Plan (incorporated by reference to Exhibit 99.3 to Registration Statement on Form S-8 of DTS, Inc., filed August 10, 2015 (File No. 333-206283))
10.17+	Amendment No. 2 to the DTS, Inc. 2014 New Employee Incentive Plan (incorporated by reference to Exhibit 99.3 to Registration Statement on Form S-8 of DTS, Inc., filed November 9, 2015 (File No. 333-207899))
10.18+	DTS, Inc. 2012 Equity Incentive Plan and Amendment No. 1 (incorporated by reference to Appendix A to Definitive Proxy Statement on Schedule 14A of DTS, Inc., filed April 14, 2015 (File No. 000-50335))
10.19+	SRS Labs, Inc. 2006 Stock Incentive Plan, as amended and restated on August 9, 2012 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-8 of DTS, Inc., filed August 13, 2012 (File No. 333-183289))
10.20+	DTS, Inc. 2003 Equity Incentive Plan, as amended on May 9, 2005, May 15, 2008, February 19, 2009, February 15, 2010, June 3, 2010 and October 8, 2010 (incorporated by reference to Exhibit 10.1 to Form 10-Q of DTS, Inc., filed November 8, 2010 (File No. 000-50335))
10.21+	Amended & Restated Severance Agreement, dated February 9, 2023, between the Registrant and Paul Davis (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on February 15, 2023)
10.22+	Form of Severance Agreement, dated February 9, 2023, between the Registrant and each of Keith Jones, Kevin Tanji, Dana Escobar and Mark Kokes (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on February 15, 2023)
10.23	Tax Matters Agreement by and between the Registrant and Xperi Inc., dated as of October 1, 2022 (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)
10.24	Employee Matters Agreement by and among the Registrant and Xperi Inc., dated as of October 1, 2022 (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)
10.25	Cross Business License Agreement between Xperi Inc. and the Registrant, Adeia Media LLC and Adeia Media Holdings LLC, effective as of October 1, 2022 (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)
10.26	Transition Services Agreement by and between the Registrant and Xperi Inc., dated October 1, 2022 (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)
10.27	Data Sharing Agreement by and between the Registrant and Xperi Inc, dated October 1, 2022 (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)
21.1	List of subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (see signature page to this Annual Report on Form 10-K)
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Amended & Restated Executive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

+   Indicates a management contract or compensatory plan or arrangement.

*   The exhibits and schedules to this agreement have been omitted in reliance on Item 601(b)(2) of Regulation S-K promulgated by the SEC, and a copy thereof will be furnished supplementally to the SEC upon its request. Readers are cautioned that the representations and warranties set forth in this agreement are qualified by those schedules, and should not be relied upon as accurate or complete without reference to those schedules

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 23, 2024


ADEIA INC.

By: /s/ Paul E. Davis
Paul E. Davis
Chief Executive Officer and President


POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Paul Davis and Keith A. Jones, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Paul E. Davis **Paul E. Davis**	Chief Executive Officer, President and Director (Principal Executive Officer)	February 23, 2024
/s/ Keith A. Jones **Keith A. Jones**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2024
/s/ Daniel Moloney **Daniel Moloney**	Chairman of the Board of Directors	February 23, 2024
/s/ Tonia O'Connor **Tonia O'Connor**	Director	February 23, 2024
/s/ Raghavendra Rau **Raghavendra Rau**	Director	February 23, 2024
/s/ V. Sue Molina **V. Sue Molina**	Director	February 23, 2024
/s/ Adam Rymer **Adam Rymer**	Director	February 23, 2024
/s/ Phyllis Turner-Brim **Phyllis Turner-Brim**	Director	February 23, 2024

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